CALCULATION OF REGISTRATION FEE

		Maximum	Maximum
	Amount to be	offering price	aggregate offering	Amount of
Title of each class of securities to be registered	registered	per share	price	registration fee
Ordinary shares, par value $0.10 each	12,000,000	$12.40	$148,800,000	$13,211.68(1)

(1)	Calculated in accordance with Rule 457(o) and Rule 457(r) of the Securities Act of 1933, as amended, or the Securities Act, and relates to the registration statement on Form F-3 (File No. 333-171877) filed by LDK Solar Co., Ltd. In addition, pursuant to Rule 457(p) under the Securities Act, the amount of the registration fee in the table has been offset by $4,064 that has already been paid with respect to $72,838,700 in aggregate initial offering price of securities that were previously registered by LDK Solar Co., Ltd. pursuant to its registration statement on Form F-3 (Registration No 333-160110) initially filed with the SEC on June 19, 2009, as amended, and have not been sold thereunder.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-171877
PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED JANUARY 26, 2011

12,000,000 American Depositary Shares

LDK Solar Co., Ltd.

Representing 12,000,000 Ordinary Shares

We are offering 12,000,000 American depositary shares, or ADSs. Each ADS represents one ordinary share, par value $0.10 per ordinary share. Our ADSs are listed on the New York Stock Exchange under the symbol “LDK.” On January 26, 2011, the closing sale price of our ADSs was $13.02 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page S-5 and other risk factors incorporated by reference.

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Us

Per ADS	$12.40	$0.50	$11.90
Total	$148,800,000	$6,000,000	$142,800,000

The underwriters have an option to purchase up to 1,800,000 additional ADSs from us to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about February 1, 2011.

Citi	Deutsche Bank Securities	UBS Investment Bank

The date of this prospectus supplement is January 27, 2011

Prospectus Supplement

Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and supplemental information about our company and operations. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering or any information about us varies between this prospectus supplement and the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents and information incorporated by reference into this prospectus supplement and the accompanying prospectus, including “Risk Factors” and the financial statements, before making an investment decision.

Our Business

We are a leading vertically integrated manufacturer of photovoltaic, or PV, products and a leading manufacturer of solar wafers in terms of capacity. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. Our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our business.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, China.

Polysilicon Production.  As part of our vertical integration strategy, we have constructed two polysilicon plants near our wafer production facilities, and currently have an aggregate installed annualized polysilicon production capacity of 11,000 metric tons, or MT, at these two plants and have the capability to produce both solar-grade and semiconductor-grade polysilicon. We commenced commercial production in our first polysilicon plant in the fourth quarter of 2009 and this plant currently has an installed annualized polysilicon production capacity of 1,000 MT. We intend to increase the installed annualized production capacity of this plant to 3,000 MT by the end of 2011. Our second polysilicon plant is designed to have three separate trains, each with a 5,000 MT annualized capacity. The first train was completed in September 2009, and the second train was completed in November 2010, increasing the installed annualized production capacity of this plant to 10,000 MT and our total aggregate installed annualized polysilicon production capacity to 11,000 MT. We expect to complete the construction of the third train at our second plant in the third quarter of 2011, which will increase the production capacity at the second plant to its designed production capacity of 15,000 MT. We intend to increase our total installed annualized polysilicon production capacity to 18,000 MT by the end of 2011 through the completion and expansion of our two plants. We use an improved Siemens process to produce polysilicon. In order to reduce our production costs, our facilities use a closed-loop production process. Our closed-loop production process reduces the raw materials needed for production by recycling trichlorosilane, or TCS, a key production input, and reduces the amount of energy consumed in the production process. As part of our strategy to reduce wafer production costs, we intend to consume a portion of our polysilicon output in our wafer production as determined by our internal demand and sell the rest in the polysilicon spot market, subject to market prices.

Wafer Production.  We manufacture and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. In addition, we provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of September 30, 2010 and December 31, 2010, we had an annualized solar wafer production capacity of approximately 2.6 gigawatts, or GW, and 3.0 GW, respectively. By the end of 2011, we plan to expand our annualized solar wafer capacity to 3.6 GW.

Module and Cell Production.  In recent years, we have expanded into the manufacturing of solar modules and cells. In the third quarter of 2009, we commenced commercial sales of our solar modules to developers, distributors and system integrators. As of September 30, 2010 and December 31, 2010, we had an annualized solar module production capacity of 760 MW and 1.5 GW, respectively. Our modules have been certified in various European countries and the U.S. We plan to develop and expand our module business to approximately 2.6 GW by the end of 2011, through further development of our in-house production capacity and potential acquisitions.

Although we currently outsource the majority of our cell requirements from third parties, we commenced solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in our Xinyu City facilities. As of September 30, 2010 and December 31, 2010, we had an annualized solar cell production capacity of 120 MW and 180 MW, respectively. We plan to expand our annualized solar cell production capacity to 1.26 GW by the end of 2011. As part of our planned expansion of our module and cell production capacity, in August 2010, we began construction of a solar cell and module manufacturing facility in Anhui Province. This facility is expected to have a total annualized production capacity of 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. We expect production at this facility to commence in the second quarter of 2011.

Solar Power Plant Development.  We design and develop solar power projects in Europe and China, and may enter additional markets. We develop solar projects both on our own and through joint ventures and project partnerships. We develop these projects with the intent of selling them to third parties upon completion of their development. We also provide engineering, procurement and construction, or EPC, services for solar projects.

Our principal PV product customers, in terms of net sales for the nine-month period ended September 30, 2010, include JA Solar Holdings Co., Ltd., or JA Solar, Q-Cells AG, or Q-Cells, MEMC Electronic Materials Inc., or MEMC, Hyundai Heavy Industries Co., Ltd., or Hyundai, Gintech Energy Corporation, or Gintech, Conergy Solar Module GmbH., or Conergy, and Trina Solar Ltd., or Trina Solar. In October 2010 we signed a memorandum of understanding with BYD Company Limited, or BYD, to supply polysilicon to BYD under a long-term supply agreement.

In the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we had total net sales of $523.9 million, $1,643.5 million, $1,098.0 million and $1,588.5 million, respectively. During the years ended December 31, 2007 and 2008, we had net income of $144.1 million and $66.4 million, respectively. For the year ended December 31, 2009, we recorded a net loss of $234.0 million, and for the nine-month period ended September 30, 2010, we had net income of $147.2 million.

The Offering

Price per ADS	$12.40

Issuer	LDK Solar Co., Ltd.

Total ADSs offered	12,000,000 ADSs

The ADSs	Each ADS represents one ordinary share, par value $0.10 per share. The ADSs are evidenced by American depositary receipts, or ADRs. A nominee of the depositary will be the registered holder of the ordinary shares underlying your ADSs. As an ADS holder, you will not be treated as one of our shareholders. You will have rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs. You must pay a fee for each issuance or cancellation of an ADS, each distribution of securities by the depositary and any other depositary service. For more information about our ADSs, see “Description of Securities—American Depositary Shares” in the accompanying prospectus.

ADSs to be outstanding immediately after this offering	101,962,503 ADSs

Ordinary shares outstanding immediately after this offering	144,962,503 ordinary shares

Over-allotment option	We have granted to the underwriters a 30-day option to purchase up to 1,800,000 additional ADSs to cover over-allotments.

New York Stock Exchange symbol	LDK

Use of proceeds	Our net proceeds from this offering are expected to be approximately $142.8 million. We plan to use the net proceeds for general corporate purposes.

Risk factors	An investment in our ADSs involves risks. You should carefully consider the risks and uncertainties set forth in this prospectus supplement and the accompanying prospectus in the sections entitled “Risk Factors” as well as other risks and uncertainties incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the ADSs.

Depositary	JPMorgan Chase Bank, N.A.

Lock-up	We, our directors and executive officers, and LDK New Energy Holding Limited, or LDK New Energy, have agreed with the underwriters not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 90 days following the date of this prospectus supplement. These lock-up restrictions are subject to certain exceptions, including without limitation, that the restrictions will not apply to (1) the pledge by LDK New Energy of additional ordinary shares (including ordinary shares represented by ADSs) pursuant to margin call requirements under Mr. Peng’s Rule 10b5-1 plan and a credit agreement dated as of September 22, 2010 among LDK New Energy, Mr. Peng, Best Solar,

Merrill Lynch (Bermuda) Services Ltd. and other parties, provided that the total number of ordinary shares (including ordinary shares represented by ADSs) pledged under the agreements described above, including pledges of additional ordinary shares (including ordinary shares represented by ADSs) permitted by this clause, (1) does not exceed 45,500,000 ordinary shares (including ordinary shares represented by ADSs), (2) the sale by two of our executive officers of up to an aggregate of 56,000 ordinary shares (including ordinary shares represented by ADSs), or (3) issuance of ordinary shares or ADSs by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement, of which the underwriters have been advised in writing. See “Underwriting” in this prospectus supplement for more information.

RISK FACTORS

Investment in our ADSs and our ordinary shares involves a high degree of risk. You should consider carefully the following risks and uncertainties before you decide whether to buy our ADSs.

Risks Relating to Our Company and Our Industry

We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern.

As of September 30, 2010, we had a working capital deficit (i.e., our total consolidated current liabilities exceeded our total consolidated current assets) of $1,275.0 million and retained earnings of $112.8 million. As of December 31, 2009, we had a working capital deficit of $833.6 million and an accumulated deficit of $32.8 million. During the nine-month period ended September 30, 2010, we recorded net income of $147.2 million as compared to a net loss of $210.0 million during the same period in 2009. As of September 30, 2010, we had cash and cash equivalents of $571.9 million, and as of December 31, 2009, we had cash and cash equivalents of $384.8 million. In each case, the majority of our cash and cash equivalents was held by our subsidiaries in China. In addition, we had short-term borrowings and current installments of our long-term borrowings totaling $1,207.2 million as of September 30, 2010, most of which were the obligations of our subsidiaries in China. We may also be required by the holders of our 4.75% convertible senior notes due 2013, approximately $359.8 million of which are outstanding as of the date of this prospectus supplement, or the existing convertible senior notes, to repurchase all or a portion of their existing convertible senior notes on April 15, 2011 at a price equal to 100% of the principal amount of such existing convertible senior notes plus accrued and unpaid interest up to, but excluding, the repurchase date. These factors raise substantial doubt as to our ability to continue as a going concern.

The global financial markets turmoil in late 2008 and early 2009 and the tightening of credit due to the lack of liquidity have negatively impacted our liquidity and our ability to obtain additional financings. We have been able to finance a substantial portion of our capacity expansion by relying on short-term borrowings and prepayments from our customers. Although PRC commercial banks have made short-term financing available to us, it is almost impossible for us to secure long-term financings from them for our projects if we are unable to obtain the project approval of the National Development and Reform Commission, or NDRC, or its local counterparts, in China, certain of which we have not yet obtained. The global financial markets crisis, and the lack of long-term financing in China, have adversely impacted our liquidity, capital expenditure financing and working capital.

We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our liquidity plan includes:

•	reorganizing our polysilicon business to facilitate financing;

•	obtaining additional bank financing;

•	additional capital markets transactions; and

•	lowering the cost of our capital expenditures.

For more information regarding our liquidity plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine-Month Period Ended September 30, 2010—Working Capital Deficit” and “Note (1)—Principal Activities, Organization and Basis of Presentation” of our Unaudited Condensed Consolidated Interim Financial Statements for the nine-month periods ended September 30, 2009 and 2010 beginning on page F-1.

We cannot assure you that we will successfully execute our liquidity plan. If we do not successfully execute this plan, we may not be able to continue as a going concern. Our consolidated financial statements do not reflect any adjustments relating to recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern. Substantial doubt about our ability to continue as a going concern could also result in the exercise of broadly drafted provisions in certain of our loan agreements that give our lenders the right to accelerate the payment of the loans in the event of a deterioration in our financial condition, which could thereby potentially trigger cross-default provisions in other loan agreements, including the indenture relating to the existing convertible senior notes, if we are unable to repay these loans upon acceleration. The occurrence of any of the foregoing events would materially and adversely affect our financial condition, results of operations and business prospects and result in a significant decline in the trading price of our ADSs.

We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all.

As of September 30, 2010, our total liabilities amounted to $3,996.0 million, our outstanding short-term borrowings and current installments of long-term borrowings was $1,207.2 million, our long-term borrowings, excluding current installments, was $640.0 million, and $359.8 million of our existing convertible senior notes outstanding, that constituted short-term indebtedness. Pursuant to an exchange offer, on December 29, 2010, we issued a new class of 4.75% convertible senior notes due 2013 in an aggregate principal amount of $31.918 million, or the new convertible senior notes, together with the existing convertible senior notes, the Convertible Notes. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of our indebtedness and leverage could intensify. Our substantial existing indebtedness and any increase in the amount of our indebtedness could adversely affect our financial condition and we may not be able to generate sufficient cash to service our indebtedness. For example, our substantial existing debt and the incurrence of additional debt could:

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flows to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors with less debt;

•	limit our ability to borrow additional funds and impose additional financial and other restrictive covenants on us; and

•	increase the cost of additional financing.

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due. As of December 31, 2009 and September 30, 2010, our outstanding short-term borrowings (including current installments of long-term borrowings) were $980.4 million and $1,207.2 million, respectively, and our short-term borrowings (excluding the current portion of long-term borrowings) bore a weighted average interest rate of 4.368% and 4.449%, respectively. In addition, as of September 30, 2010, we had indebtedness of $359.8 million in respect of our existing convertible senior notes with an interest rate of 4.75% due 2013 that constituted short-term indebtedness. We may be required by the holders of existing convertible senior notes to repurchase all or a portion of these notes on April 15, 2011 at a price equal to 100% of the principal amount plus any accrued and unpaid interest up to, but excluding, the repurchase date. We also had an outstanding balance of $271.8 million in short-term and long-term borrowings guaranteed by related parties as of September 30, 2010. Generally, our short-term loans contain no specific renewal terms, although we have historically negotiated renewals of some of our loans shortly before they would mature. However, we cannot assure you that we will be able to renew our loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings.

As discussed above in “—We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern,” obtaining additional bank financing is one element of our liquidity plan to address our liquidity problem. However, the lenders under our existing credit facilities as well as those for any new loan facilities we negotiate could terminate or refuse to fund additional borrowings, or raise the interest rates, under these facilities. In general, these facilities are subject to credit review and other conditions imposed by the lenders at the time we request additional borrowings under these facilities. In addition our failure to comply with certain covenants in our loan agreements may make it more difficult to obtain additional borrowings. If we are unable to borrow additional amounts under our existing credit facilities or any new facilities we negotiate, we may lack sufficient financial resources to make payments on our outstanding and future debt obligations, address our liquidity problem, or fund our other cash requirements.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not generate sufficient cash flow to meet our anticipated operating expenses or to service our debt obligations as they become due.

Furthermore, in December 2010, China’s central bank, the People’s Bank of China, raised its benchmark interest rate by rate by 25 basis points to 5.81% and during January 2011, the People’s Bank of China increased the deposit reserve ratio requirements of China’s domestic lenders from 18.50% to 19.00%. These actions appear to mark the start of a more aggressive phase of monetary tightening in the PRC. Further policy changes could also materially affect the cost and availability of short-term financing, our liquidity and access to capital and our ability to operate our business.

For the year ended December 31, 2007, our net cash outflow from operating activities was $80.7 million. Although we had positive net cash flow of $333.1 million, $18.6 million and $338.9 million from operating activities in the years ended December 31, 2008 and 2009 and in the nine month period ended September 30, 2010, respectively, we cannot assure you that we will have positive net cash flows from operating activities in the future. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking financing from the capital markets. We cannot assure you that we would be able to implement these strategies successfully or on satisfactory terms. Any of these constraints upon us could materially and adversely affect our business, financial condition, ability to satisfy our obligations and results of operations.

If we fail to comply with the covenants under our loan agreements or obtain consents or waivers in respect of any breach of these covenants, our financial condition, results of operations and business prospects may be materially and adversely affected.

Certain of our loan agreements require the consent of the lenders before we can undertake significant corporate transactions, including the sale or disposal of assets, the pledge of assets and any increase in our registered capital. Also, Mr. Xiaofeng Peng, our chairman, chief executive officer and principal shareholder, has agreed to grant personal guarantees under certain of our loans. Some of these guarantees also restrict him from granting guarantees to other lenders without the consent of the relevant lender.

We have not complied with, and may from time to time fail to comply with, certain of these covenants. In particular, we have failed to comply with the consent requirements prior to pledges of assets for obtaining additional loans. Mr. Peng breached the terms of some of the guarantees by extending guarantees to other lenders without consent of the relevant lenders. In response to these breaches, we have obtained consents or waivers from all the relevant lenders. However, we cannot assure you that we will succeed in obtaining consents or waivers for breaches of these covenants if we or Mr. Peng were to breach these covenants in the future. Furthermore, in connection with any future consents or waivers, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us.

If we or Mr. Peng were to breach certain covenants or terms of these loans or guarantees, as the case may be, and we are not able to obtain consents or waivers from the lenders or prepay these loans, these breaches could constitute an event of default under the loan agreements. As a result, repayment of the indebtedness under the relevant loan agreements may be accelerated, which may in turn require us to repay the entire principal amounts, including interest accrued, of certain other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including our Convertible Notes. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund our other cash requirements. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We require a significant amount of cash to fund our planned future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

During 2011, we plan to expand our annualized production capacity of polysilicon to 18,000 MT. We produce polysilicon in two plants, the first with a designed annualized production capacity of 15,000 MT and the second with a designed annualized production capacity of 1,000 MT. Currently, our total polysilicon production capacity is 11,000 MT, representing 1,000 MT of capacity in our first plant and 10,000 MT of capacity in our second plant. We will need additional funding to finance the expansion of our first polysilicon plant to reach a production capacity of 3,000 MT of polysilicon and the construction of a third production train in our second polysilicon plant to bring it up to its designed production capacity of 15,000 MT.

During 2011, in addition to our planned polysilicon capacity expansion, we plan to expand our annualized production capacity to 3.6 GW of solar wafers, 1.26 GW of solar cells and 2.6 GW of solar modules. As of September 30, 2010, we had an annualized production capacity of 2.6 GW of solar wafers, 120 MW of solar cells and 760 MW of solar modules. As of December 31, 2010, we had further expanded our annualized production capacity to 3.0 GW of solar wafers, 180 MW of solar cells and 1.5 GW of solar modules. We will also need substantial additional funding to finance our continued solar wafer, cell and module production capacity expansion, and our working capital requirements. We will also need capital to fund our research and development, or R&D, activities to remain competitive on cost and technology. In addition, future acquisitions, expansions, market changes or other developments may require us to obtain additional financing. Historically, we have relied on equity and convertible debt offerings, substantial short-term borrowings and advance payments from customers to finance our capital expenditures, working capital requirements, and the refinancing of our outstanding indebtedness.

Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	the speed and duration of the recovery from the global economic slowdown and financial market crisis of late 2008 and early 2009.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our strategy to increase our vertical integration will be negatively affected and our growth prospects and future profitability may be materially and adversely affected.

Failure to complete our polysilicon production facilities, to bring them up to full capacity within budget and on schedule or to produce polysilicon that meets our quality standards and cost objectives could adversely affect our results of operations and our business expansion strategies.

We produce polysilicon in two plants, the first with a designed annualized production capacity of 15,000 MT and the second with a designed annualized production capacity of 1,000 MT. We commenced the construction of our first polysilicon production plant in August 2007. This plant is located near our current solar wafer production facilities in Xinyu Hi-Tech Industrial Park. We completed the first production run in our first plant in January 2009 and intend to expand its installed annualized production capacity to 3,000 MT by the end of 2011. Our second polysilicon plant currently has an installed annualized production capacity of 10,000 MT. We produced approximately 3,061 MT of polysilicon during the nine-month period ended September 30, 2010 and expect to produce between 10,000 to 11,000 MT in 2011. In addition, we rely in large part on contractors, consultants, managers and technicians that we have hired or will hire to construct, complete, operate and maintain these plants. We also rely on equipment that we have imported or contracted to import for our polysilicon production operations. If we fail to successfully increase our aggregate production capacity to our targeted production capacity, our business expansion strategy may be adversely affected and our per unit depreciation expenses will be disproportionately higher.

In addition, polysilicon production is a capital intensive business. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up this new line of business. Apart from the risks described above, our ability to successfully construct and ramp up our polysilicon production plant is subject to various other risks and uncertainties, including:

•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction, ramp-up and maintenance of the polysilicon plant, which we may be unable to obtain on reasonable terms or at all;

•	construction delays, delays in equipment deliveries and cost overruns;

•	our ability to install, implement and maintain the trichlorosilane, or TCS, and hydrogen chloride, or HCl, facilities and closed-loop systems for each of our polysilicon production facilities;

•	difficulties in recruiting and training additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals, including environmental approvals, for our land acquisition and plant construction by relevant government authorities.

Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, the quality and performance of our polysilicon products may be affected. If we produce defective polysilicon, or if there is a perception that our products are of substandard quality, the costs we incur in manufacturing or procuring replacement polysilicon products may increase substantially, our credibility and market reputation will be harmed and sales of our polysilicon products may be adversely affected.

If we fail to complete the expansion of our polysilicon production plants in time or operate them at their designed capacity or fail to produce polysilicon that meets our quality standards, or if the construction and ramp-up costs significantly exceed our budget, our results of operations, implementation of our vertical integration, business expansion and low-cost production strategies will be materially and adversely affected.

We may not succeed in producing polysilicon cost-effectively.

We commenced polysilicon production in the third quarter of 2009, and currently our annualized polysilicon production capacity is 11,000 MT. We have limited experience producing polysilicon and may, therefore, face significant operational challenges in our polysilicon production. The technology we use to produce polysilicon is complex and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to produce polysilicon could interrupt production, reduce yields or cause some of our polysilicon to be unusable for wafer production. If we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon to satisfy our wafer production needs. We cannot assure you that our polysilicon feedstock produced in-house will be cost-competitive.

Our ability to recycle the STC produced as a by-product from the polysilicon production process into TCS is a critical factor in reducing our production and environmental compliance costs and is principally accomplished through hydrochlorination. Currently, we apply a hydrochlorination process in a closed-loop system in our production facility. We cannot assure you that we will continue to be successful in operating this hydrochlorination process on a continuing basis or with high conversion rates. If we are unable to continually operate our hydrochlorination processes and further increase production yields and benefit from efficiencies in purchasing, manufacturing, sales and shipping, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability. Any of the foregoing factors could materially and adversely affect our business, financial condition and results of operations.

TCS is one of the most costly raw materials used in the production of polysilicon. We intend to reduce our costs of producing polysilicon by producing TCS internally. We have constructed our TCS production facilities on the sites of both of our polysilicon production plants. These facilities are designed to meet the “top-up” requirements of our closed-loop polysilicon production process. However, the production of TCS is difficult and requires strict controls over the management of raw materials and over the production process. We have no previous experience in the production of TCS. Therefore, we cannot assure you that our production of TCS will be more cost-efficient than purchasing TCS from third-party suppliers. Although we now are able to produce the vast majority of our TCS in-house, we may from time to time be required to purchase from external sources a limited amount of the TCS required for our production of polysilicon. If we are unable to source the TCS we require at a reasonable cost or at all, it could have a material adverse effect on our business, financial condition and result of operations.

Our effective production capacity and our ability to produce high volumes of polysilicon also depend on the cycle time for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, industrial accidents, electricity interruptions, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the production process to shorten cycles are unsuccessful. Moreover, any failure to achieve acceptable production levels and costs may cause our products not to be competitively priced, which could adversely affect our business, financial condition and results of operations. In addition, market prices of polysilicon are unpredictable and may fall. Even if we are able to bring our production costs down, our costs of producing polysilicon may not necessarily be more competitive than the prevailing market prices for purchasing polysilicon.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

Solar-grade polysilicon feedstock is an essential raw material in manufacturing our solar wafers. Until construction of our in-house polysilicon production facilities is complete and reaches its designed production capacity, our operations still depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms to supplement our in-house polysilicon production. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that used in the solar industry. Spot polysilicon prices fluctuated widely in 2008 and 2009, and dropped from a high of $450 to $475 per kilogram in May 2008 to $45 to $60 per kilogram in the fourth quarter of 2009 and rose to above $70 per kilogram in the fourth quarter of 2010, according to Solarbuzz, a third-party market research firm. Most of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition to price changes, suppliers may delay or default in their delivery obligations under the supply agreements.

Polysilicon production requires significant capital investments, and there are only a limited number of polysilicon producers in the world. These polysilicon producers provide polysilicon feedstock not only to the solar industry but also to the semiconductor industry. From time to time we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults in polysilicon supply could adversely impact our production and delivery schedule and harm our reputation. Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure a stable supply of polysilicon. As of September 30, 2010, our prepayments to polysilicon suppliers amounted to $154.2 million. Some of our suppliers have failed to meet their delivery schedule in the past. In addition, we commenced production of polysilicon in the third quarter of 2009 and sell some of this output to third-party customers. As a result of this development, and as a result the perceived competition from us, some virgin polysilicon suppliers may not supply us with polysilicon. If we fail to develop or maintain our relationships with polysilicon suppliers, or if any of our major suppliers fail or become unwilling to deliver the polysilicon we have ordered on time or at all and do not return our prepayments or encounter difficulties in their production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, global financial market crisis, or any other reason, it may be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms.

We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be materially and adversely affected.

We recognized a provision for doubtful recoveries of $38.5 million and $37.9 million, respectively, for prepayments to suppliers for the year ended December 31, 2009 and the nine-month period ended September 30, 2010. Our claims for repayment of these amounts, or any other claims against our suppliers to recover prepayments, would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries or damage to properties.

Our wafer manufacturing and polysilicon production processes use equipment that requires skill and experience for safe operation, such as reactors, directional solidification system furnaces, or DSS furnaces, squarers and wire saws. Our production of polysilicon requires the use of volatile materials and chemical reactions that are sensitive to temperature, pressure and external controls to maintain safe and commercial operation. For example, in the production of polysilicon we use TCS, which is a type of chlorosilane gas that, when purified, is highly combustible upon contact with air, making it potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, electric power or cooling water supply interruptions, natural disasters or other causes. The occurrence of a catastrophic event involving TCS at one of our polysilicon production plants could disrupt or destroy a significant portion or all of our polysilicon production capacity at the facility involved for a significant period of time. In addition, these events could damage properties, cause personal injuries or even deaths. As a result, we may experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, our polysilicon operations will involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials that may result in fires, explosions, spills, leakage and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruption. Any event of these types could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities. Damage from any of these events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our wafer and polysilicon manufacturing operations, and we must have a constant supply of electricity to maintain optimal production conditions. If these levels are not maintained, we may experience significant delays and disruptions in our production. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been electricity supply shortages in various regions across China, especially during the winter season when the weather is bad and during the summer peak season. For instance, in early 2008, due to severe weather conditions over a period of two weeks, the electricity supply to our plant was curtailed as a result of damages to some of the national grid lines in certain Chinese provinces, including Jiangxi. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. In the summer of 2006, our production was also significantly disrupted due to power blackouts in Xinyu City.

Although we have installed backup power transformer substations at our Xinyu plant site, we cannot assure you that there will not be interruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

In August 2006, the government of the Xinyu Industry Development District agreed to subsidize us for our utility charges for wafer production that are in excess of Rmb 0.40 per kilowatt-hour. At the then market rate for electricity of Rmb 0.55 per kilowatt-hour, we were effectively subsidized by Rmb 0.15, or $0.02, per kilowatt-hour that we used for our wafer production. In the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we received an aggregate of $3.1 million, $4.7 million and $4.8 million and $10.2 million, respectively, of these government subsidies. This utility arrangement was renewed for five years from April 1, 2009. Pursuant to the new arrangement, the Xinyu Industry Development District government will subsidize us for electricity usage in wafer manufacturing at Rmb 0.08 or $0.01, per kilowatt-hour. Since that new arrangement was reached, we have been recognized as a large enterprise in China, able to enjoy the current average rate of Rmb 0.578 per kilowatt-hour applicable to large enterprises. In September 2007, to support our polysilicon production in Xinyu City, the Xinyu Industry Development District government agreed to subsidize us for our utility charges for our polysilicon production in excess of Rmb 0.25 per kilowatt-hour. At the average market rate of Rmb 0.578 per kilowatt-hour as of September 30, 2010, we were effectively subsidized by Rmb 0.328, or $0.05, per kilowatt-hour that we used for our polysilicon production prior to our recognition by the PRC government as a large enterprise in China. This additional utility arrangement does not provide for an expiration date, although, the Xinyu Industry Development District government could end the arrangement at any time.

In May 2010, the State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions designed to control energy consumption and environmental pollution. One of these initiatives aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless the local preferential electricity consumption policies have been duly approved by the designated PRC central government agencies. None of our subsidy arrangements have been approved by a central government agency. The polysilicon industry has been included in the high-energy-consuming category under these central government notices. We are currently negotiating with the relevant local government with respect to our utility subsidies under these new governmental regulations and initiatives. We cannot assure you that we will be granted or continue to receive the same or similar subsidies as we have enjoyed so far. Neither can we assure that the local government will not have to terminate or reduce the current subsidies that it has agreed to grant us as a result of these recent regulations and initiatives by the PRC central government. Polysilicon production is energy-intensive and is highly dependent on continuous electricity supply. Our results of operations will be materially and adversely affected if our electricity supply is interrupted or if our electricity costs significantly increase upon expiration, termination or adjustment of our subsidy arrangements with the government.

We have entered into long-term sales contracts with some of our customers that may be renegotiated at terms less favorable to us, result in the return of prepayments we have received, or which our customers may breach or otherwise fail to perform under. Any such changes, refunds or breaches may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings.

We have entered into long-term sales arrangements with some of our major customers. Pursuant to these arrangements, we have committed to supply each of them with specific quantities of wafers over the next few years, with some of these agreements subject to periodic negotiations of prices. We have also entered into framework agreements with other customers under which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 caused a number of our customers to seek to terminate their contracts or request us to delay our shipments of wafers. At their request, we have re-negotiated various terms under the existing contractual arrangements, including contract quantity, price and delivery timetable. Through these developments, we have had to concede to terms that in some cases are less favorable to us.

Under the contracts that are the subject of renegotiation, our customers may have made prepayments to us, and if we are unable to agree on mutually satisfactory terms with our customers we may have to return all or part of these prepayment amounts. Any significant deviation from the contract terms or our inability to negotiate or renegotiate acceptable quantity, price and delivery terms from time to time with our customers may disrupt our operations and materially and adversely affect our financial results.

Any litigation or arbitration arising out of customer contract renegotiations or breaches of these contracts by our customers could subject us to potentially expensive legal expenses, distract management from the day-to-day operation of our business and expose us to risks for which appropriate damages may not be awarded to or be collectable by us, any of which could materially and adversely affect our business and financial condition. For a description of certain recent litigation we are a party to, please see the subsections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine-Month Period Ended September 30, 2010—Dispute with Q-Cells and amendment to the Q-Cells supply agreement.”

We have significantly expanded our polysilicon, wafer, solar cell and module manufacturing facilities to accommodate our expansion efforts and typically maintain a reasonable inventory of raw materials and finished goods based on our existing and projected contractual arrangements with our customers. Although we are subject to the risk of our customers not performing or attempting to renegotiate their existing contractual arrangements with us, we do not have the right to delay or renegotiate our existing procurement contracts with our polysilicon feedstock or equipment suppliers. As a result, any breach or default by our customers with respect to their contractual arrangements with us may result in our bearing any related economic losses. Consequently, the non-performance of contracts by our customers could have a material adverse effect on our financial condition and results of operations.

We depend on a limited number of customers for a significant portion of product sales generally, in particular, for polysilicon and solar wafer sales; changes in customer purchase amounts, terms or patterns may cause significant fluctuations or declines in our revenues.

We currently sell our products to over 130 customers. Our customers are mostly solar cell and module manufacturers, including JA Solar, Q-Cells, MEMC, Hyundai, Gintech, Conergy and Trina Solar. During the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, our top five customers collectively accounted for approximately 42.7%, 48.6%, 45.5% and 35.0%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells and CSI contributed 20.4%, and 8.2%, respectively, to our net sales. For the year ended December 31, 2009, Gintech and Q-Cells contributed 12.5% and 10.7%, respectively, to our net sales and for the nine-month period ended September 30, 2010, JA Solar and Q-Cells contributed 10.6% and 8.7%, respectively, to our net sales.

We expect to continue to rely on a relatively small number of customers for a significant portion of our net sales for the foreseeable future, in particular, for our net sales of our polysilicon and wafers. We cannot assure you that any of these customers will continue to purchase significant quantities of, or any, polysilicon or wafers from us. In particular in the case of wafer sales, where our customers have ceased to purchase significant quantities of wafers from us, we may have to find alternative customers for these wafers. If this trend continues, or if our customers decide to develop capabilities to produce the products they currently buy from us, our sales to these customers would be adversely affected. In addition, because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers encounters financial or operational difficulties or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all. Some of these customers make prepayments to us, and if contracts are changed, these customers may ask for return of these prepayments. Any of these events may have an adverse effect on our revenue, profitability and cash flows.

We have recently started to engage in the solar power project and PV-related EPC business, and we may not be successful in these new endeavors, which could adversely affect our business expansion strategies and harm our reputation.

We develop solar power projects in Europe and China and may enter additional markets in the future. We develop these projects both on our own and through joint ventures or project partnerships. We intend to sell the projects we develop to third parties upon completion. We commenced our PV-related engineering, procurement and construction, or EPC, business in China in the first quarter of 2009. Internationally, we conduct the business both on our own and in collaboration with other EPC companies, while domestically we use our own EPC capabilities. We have also been engaged in a number of turn-key solar power generation projects for sale to interested power companies. Our ability to successfully implement our solar power project and PV-related EPC business strategy is subject to various risks and uncertainties, including:

•	our lack of experience in these new businesses;

•	the need to raise additional funds to finance our new business operations, which we may be unable to obtain on reasonable terms or at all;

•	the solar power project and PV-related EPC businesses typically have longer cash conversion cycles and therefore accounts receivable turnover time may increase;

•	our expanded warranty liabilities associated with the solar power project and PV-related EPC businesses;

•	our possible lack of competitiveness in the solar power project and PV-related EPC businesses as compared to other vertically integrated PV companies;

•	potential conflicts with our down stream customers as a result of our direct competition with them in the solar power project and PV-related EPC businesses; and

•	the purchase of our solar power projects requires significant capital expenditures by our customers and these customers may have difficulty in obtaining the necessary financing on acceptable terms or at all.

In addition, we will need to recruit additional skilled employees, including engineers, technicians and managers at different levels, for our successful expansion into these businesses. Our current management team has limited experience in these areas and all these factors and uncertainties could adversely affect our business expansion strategy and our chance of success in this expansion.

We have limited experience and operating history in the solar module businesses outside China, and we may not be successful in our new international module sale endeavors, which could adversely affect our business expansion strategies and harm our reputation.

We commenced our down-stream solar module business in the third quarter of 2009. As of September 30, 2010 and December 31, 2010, our annualized solar module production capacity was 760 MW and 1.5 GW, respectively. We sell solar modules in the international markets, principally to solar panel makers, solar system integrators and PV wholesale distributors. Although we are expanding our solar cell production capabilities, we currently procure most of the solar cells we use in manufacturing modules primarily from third-party solar cell manufacturers. During the third quarter of 2010, we completed the installation and trial run of our first solar cell production line. As of September 30, 2010 and December 31, 2010, we had an aggregate annualized production capacity of 120 MW and 180 MW, respectively. All of the solar cells that we produce are used in our production of solar modules. Our ability to successfully implement our down-stream solar module business strategy is subject to various risks and uncertainties, including:

•	our short history in the new business, including the manufacture of solar cells;

•	the solar module business typically has longer cash conversion cycles with respect to inventory and therefore results in our longer accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar module business, with warranty periods of 20 to 25 years;

•	our reliance on third-party solar cell manufacturers in meeting our obligations to our module customers;

•	our ability to increase our in-house cell manufacturing capabilities;

•	potential conflicts with our down-stream customers as a result of our direct competition with them in the solar module business; and

•	new risks associated with the solar module business yet to be fully understood by the industry and market.

In addition, we will need to recruit additional skilled employees, including engineers, technicians and managers at different levels for our successful expansion into this business. Our current management team has limited experience in this area and we also face additional difficulties in staffing our overseas operations. All these factors could adversely affect our business expansion strategy and our chance of success in this expansion.

Global supply of PV products may exceed demand, which could cause our wafer, polysilicon and module prices to decline, and we may develop excess production capacity.

Prices for our wafer, polysilicon and module products are based on a variety of factors, including global prices for these products, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Over the years, many PV companies have significantly increased their capacity to meet customer demand. The global economic slowdown, crisis in the global financial markets and the significant decrease in global petroleum prices in late 2008 and early 2009 have further reduced or delayed the general demand for PV products. According to Solarbuzz, global weighted wafer and module prices have declined significantly starting in 2008 and continuing through 2009, from $2.02 per watt for wafers and $3.31 per watt for modules in the fourth quarter of 2008, to $1.01 per watt for wafers and $2.37 per watt for modules in the fourth quarter of 2009. Since then, however, the prices of PV products have continued to drop as a result of depressed polysilicon prices of and excess manufacturing capacity. Although the demand for PV products partially recovered during the second half of 2009 and the first three quarters of 2010, if the demand for PV products declines again or if the supply of PV products continues to grow, the average selling prices of our products may be materially and adversely affected.

Declining wafer prices have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent that they are greater than their net realizable value. For the years ended December 31, 2008 and 2009 and the nine-month period ended September 30, 2010, we recognized inventory write-downs of $302.3 million, $177.8 million and $0.2 million, respectively, representing the amounts that the book value of our inventories exceeded their estimated net realizable values, primarily as a result of the decline in wafer selling prices. If PV product prices decline in the future and we are unable to lower our costs in line with the price decline, our gross margins will be adversely affected and we could be required to make additional inventory write-downs.

During 2011, we plan to expand our annualized production capacity to 18,000 MT of polysilicon, 3.6 GW of solar wafers, 1.26 GW in cells and 2.6 GW in modules. Our expansion plans have been based on our projected market demand for solar polysilicon, wafers and modules. There has been an industry-wide expansion effort to increase the overall wafer manufacturing capacity. However, the past and continued expansion of production capacity by us and our competitors may result in significant excess capacity in the wafer segment, the polysilicon segment, the module segment or in the overall solar industry. As a result, prices for these products may decline, our utilization ratios may decrease and our results of operations and financial condition may be adversely affected.

Reduction or elimination of government subsidies and economic incentives for the PV industry could cause demand and prices for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the PV market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. The cost of solar power now substantially exceeds the cost of conventional power provided by electric utility grids in most locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in many European Union member states, most notably Germany, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of PV products. These policies are intended to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons, including in response to fiscal pressures currently affecting many developed nations. Government subsidies have been reduced in a few countries, including Germany and Spain, and may be further reduced or eliminated in the future. Reductions in, or eliminations of, government subsidies and economic incentives before the PV industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our products. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer.

If we are not able to manage our growth effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the past few years. Although we revised our expansion plan in light of the global economic slowdown and crisis in the global financial markets of late 2008 and early 2009, we still have an aggressive expansion plan for the next few years. The success of our business expansion and operational growth will depend upon the general economic environment for the solar industry, our success in implementing our liquidity plan, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of technicians and skilled employees. We cannot assure you that the current global solar markets and prospects will continue to support our expanded production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive economic environment and pressures, and our business, results of operations and financial condition may be adversely affected.

Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.

We have required certain customers to prepay a portion of the purchase price of their orders. These prepayment arrangements with our customers have historically allowed us to prepay our suppliers with less reliance on borrowings to cover our working capital cash needs. During the global economic slowdown and financial market crisis of late 2008 and early 2009 this practice was less sustainable, and, as a result, we agreed to reduce the contractual prepayments of some of our customers and accepted payment from other customers upon the delivery of our goods. Advance payments from customers decreased from $744.0 million as of December 31, 2008 to $376.8 million as of December 31, 2009, although they increased slightly to $383.9 million as of September 30, 2010. Our accounts and bills receivable decreased from $217.9 million as of December 31, 2009 to $203.6 million as of September 30, 2010. Our recent expansion into the solar module and other PV down-stream businesses has not only increased our working capital needs but has also extended our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. Our down-stream business tends to increase our inventory turnover days as compared to our wafering business. As a result, our expansion into solar module and other down-stream businesses may cause our working capital needs to significantly increase. If our working capital requirements increase, our business operations may be materially and adversely affected if we fail to raise more cash on a timely basis, or at all due to the resulting longer accounts receivable turnover cycles.

Our operations in China require various governmental approvals, and we do not yet have the approval of some of the governmental authorities for the full capacity of our operations, including parts of our facilities that we have already constructed and started using, and failure to obtain these approvals could adversely affect our growth and profitability.

Business operations of our scale require approvals by and registrations with various PRC governmental authorities, including project approvals, land use rights approvals and property rights registrations. We have obtained approval from NDRC or its local counterparts in China to produce only a portion of our planned aggregate installed annualized production capacity at our polysilicon production plants and our wafer manufacturing facilities. The Development and Reform Committee of Jiangxi Province has not issued approval for our planned capacity additions, including for some facilities that we have already constructed and started using. Because we do not have these approvals, we may be required to cease using them and it may not be possible to complete various formalities with government authorities in charge of various regulatory approval issues including land, buildings, urban planning, quality regulation, safety, administration for industry and commerce, customs, taxation, and foreign exchange administration. Although we have obtained land use rights certificates and property ownership certificates for the property underlying a majority of our manufacturing facilities, as of the date of this prospectus supplement, we are still in the process of acquiring the land use rights certificates and real estate certificates relating to the properties underlying certain of our polysilicon production facilities and wafer production facilities. These properties have a total of approximately 481,159 square meters of land use rights and a total of approximately 242,492 square meters of the real estate. If we fail to obtain, or experience material delay in obtaining, these land use rights certificates and property ownership certificates, our business, results of operations, and financial condition may be materially and adversely affected.

We intend to apply for such approvals from NDRC to the extent necessary for our operations and additional installed annualized production capacity in line with our expansion plan. The approval of the NDRC or its local counterpart is required before we can increase our investment to construct additional production capacity and commence construction of such facilities. In addition, the PRC government has recently issued various notices that polysilicon production in China has reached excess levels as a result of the significant investments in the sector while the global market for PV products has not kept pace with these expectations. The State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions in May 2010 in an effort to control energy consumption and environmental pollution, in which the polysilicon industry has been identified in both the over-capacity and the high-energy-consuming categories under these central government notices. If we are not able to obtain the necessary approvals, we will not be able to achieve our planned manufacturing capacity in 2011 and beyond, which could require us to stop using facilities in excess of our approved capacity or otherwise subject our facilities to use restrictions, thereby adversely affecting our growth and profitability.

We operate in a competitive market against players who may enjoy greater resources, and we may not be able to compete successfully.

The solar manufacturing market is highly competitive. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors manufacture solar cells or modules on a greater scale than we do. A number of our customers and suppliers are also our competitors. We have recently expanded into the downstream solar cell and module business and face a series of related risks as we have disclosed in the risk factors entitled “—We have recently entered into the down-stream solar module business for markets outside China, and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation” and “—We have recently started to engage in the solar power project and PV-related EPC business and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation.” The key barriers to entry into our industry at present consist of availability of financing and development of technological know-how. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation.

As we engage in and expand our operations, including sales and services, outside China, these international operations expose us to a number of related risks, including:

•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with developing and maintaining marketing and distribution presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage multiple sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to system integrators, end users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, that could increase the prices of our products and services and make us less competitive in some countries.

If we are unable to effectively manage these risks relating to international operations, they could impair our ability to expand our business abroad, and our results of operations may be materially and adversely affected and our business expansion and vertical integration strategies will be materially hampered.

We compete with alternative solar technologies and we may not be able to compete successfully.

We are currently focused on crystalline silicon solar technologies and we compete with alternative solar technologies. The PV industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products such as higher PV efficiency and larger and thinner wafers. Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of crystalline silicon PV products without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our crystalline silicon PV products. These alternative PV products may cost less than those based on crystalline technologies while achieving a competitive level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. After considering the available business opportunities, we have decided not to enter into the thin film module production.

In addition, further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from Siemens processes, including the one that we employ. As a result, we may need to invest significant resources in R&D to maintain our market position, keep pace with technological advances in the PV industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products and production facilities to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

The PV market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the PV market could suffer and our business and results of operations may be adversely affected.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely impact our production.

We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our multicrystalline directional solidification system furnaces, or DSS furnaces, monocrystalline pullers, squarers that we use to cut ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers, and polysilicon reactors and converters that produce polysilicon with solar-grade purity. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. These suppliers have supplied most of our current equipment and spare parts, and we also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program, including polysilicon production. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to financial difficulties or natural disasters, or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for the equipment or consumables we need on a timely basis and on commercially reasonable terms. For example, in the first quarter of 2008, we experienced delays in the shipments of certain wafer production equipment, and these delays adversely affected the implementation of our expansion plan and our production schedule. We have entered into agreements to purchase some of our key equipment and consumables from domestic suppliers. In the event that our equipment and crucibles lead to defective or substandard products, our business, financial condition and results of operations could be adversely affected.

If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose customers, our reputation may be damaged, and we may incur economic losses for breach of contracts.

We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock, constraints in our production capacity, and disruptions to our production as a result of various factors. For example, in early 2008, we experienced delays in the delivery of our products due to logistics disruptions as a result of the extraordinary snow storms in China. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time-consuming and expensive. We may be found liable under these clauses and be required to pay damages.

We are exposed to various risks related to legal proceedings or claims that could adversely affect our results of operations, financial condition, reputation and the market price of our ADSs, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We and/or our directors and officers have been and in the future may be involved in allegations, litigation or legal or administrative proceedings, including those related to alleged violations of securities laws. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations and adversely affect the market price of our ADSs. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, results of operations, or financial condition.

Our business depends on the continued services of our executive officers and key personnel and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. In addition, Mr. Peng, our founder, chairman, chief executive officer and controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially and adversely affect our business.

Our founder, chairman, and chief executive officer, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns, through LDK New Energy his wholly owned British Virgin Islands company, 73,085,796 of our shares, representing approximately 50.1% of our outstanding share capital. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our shareholders and other securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if Mr. Peng is in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in our ADSs.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film solar technology. LDK New Energy is the beneficial owner of all of the equity interest of the thin-film solar company. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels which might not be aligned with the interests of our shareholders.

Our controlling shareholder Mr. Peng has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could result in the sale of our ordinary shares or ADSs in the open market, which may cause a drop in the price of our ADSs and potentially result in a change of control of our company.

Our controlling shareholder Mr. Peng, through his wholly-owned entity, LDK New Energy, has pledged a significant portion of his equity interest (in the form of ordinary shares or ADSs) in our company to secure certain loan facilities to finance his investment in the thin-film solar project and other projects. These loan facilities also require LDK New Energy to pledge additional shares or ADSs or other collateral if the market value of the pledged shares or ADSs fall below a certain threshold. For example, the decline of the price of our ADSs on the New York

Stock Exchange during May and June of 2010 triggered margin calls under these loan facilities. As of the date of this prospectus supplement, LDK New Energy has pledged up to 45.5 million of our ordinary shares (including ordinary shares represented by ADSs), representing approximately 41.0% of our outstanding ordinary shares, to secure such loan facilities. Under some loan agreements, Mr. Peng has also provided unlimited personal guarantees to secure the loans. LDK New Energy and Mr. Peng may from time to time obtain additional loans that are secured by a pledge of additional equity interests (in the form of ordinary shares or ADSs) in our company to finance the thin-film solar project or for other purposes. A recurrence of the global economic slowdown and financial market crisis or similar economic developments or declines in the market value of our ADSs could trigger additional margin calls for these loan facilities. Failure or delay by LDK New Energy to promptly meet these margin calls or other default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares. In addition, if we default under the loan agreements for which Mr. Peng has provided personal guarantee, Mr. Peng’s personal property, including his shares in us, may be seized and sold by the relevant lenders. Any of these events may result in a drop in the price of our ordinary shares and ADSs and potentially result in a change in control of our company.

As we operate in a highly volatile industry, which is at an early stage of development and is subject to many factors which are beyond our control, our revenues may be volatile.

The PV market is at an early stage of development and the extent of acceptance of PV technology and products is uncertain. Market data on the PV industry is not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. As a result, the average selling price and the market demand for our products are highly volatile and subject to many factors which are beyond our control, including:

•	wide commercial adoption and application of PV technology;

•	cost-effectiveness, performance and reliability of PV technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the PV industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	success of solar technologies other than crystalline silicon;

•	fluctuations in economic and market conditions that affect the viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of PV products, which tend to decrease when economic growth slows.

If the average selling price or demand for PV products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the global economic slowdown and turmoil in the global financial markets in late 2008 and early 2009, while we made a profit of $29.4 million for the three-month period ended September 30, 2009 and $93.4 million for the three-month period ended September 30, 2010, we incurred losses of $22.5 million, $216.9 million and $24.3 million, respectively, for each of the three-month periods ended March 31, 2009, June 30, 2009 and December 31, 2009.

Our strategy includes possible alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to enter into strategic acquisitions and investments and establish strategic alliances with third parties in the solar industry if suitable opportunities arise. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for consideration of approximately Rmb 16.8 million. In April 2009, we formed a joint venture with Q-Cells to focus on solar power generation systems and the market development of such systems. In February 2010, we acquired crystalline module manufacturing equipment from Best Solar for consideration of $21.2 million and in January 2011, we entered into an agreement to acquire a 70% interest in a California-based solar power system company, Solar Power, Inc., or SPI, for approximately $33 million. We may engage in similar or other acquisitions and investments that we believe will complement our expansion strategies. We may also make strategic dispositions of our assets or restructure our business operations. Xinyu Chengdong Construction Investment Corporation, a PRC company wholly owned by the Xinyu City government, has agreed on December 8, 2009, at our option, to purchase from us a 10% equity interest in Jiangxi LDK Silicon for a minimum consideration of Rmb 1.2 billion upon our giving them one month’s notice within 18 months after the signing of that agreement. We may raise additional financing through the disposal of our stakes in the polysilicon plant or any other business. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially and adversely affect our business. An acquisition of a business could also expose us to the risk of assumption of unknown liabilities and other unforeseen risks.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until they have been shipped or installed. In 2007, 2008 and 2009 and during the nine-month period ended September 30, 2010, we recorded inventory write-downs of $4.2 million, $9.7 million, $2.4 million and $5.6 million, respectively, due to defects identified in certain of our products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain consistency and quality throughout our production process, this will result in substandard quality or performance of our products. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of products, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

As a public company, are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related SEC rules require that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual report on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement on whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB. We cannot assure you that our internal control over financial reporting will continue to be effective and that any significant deficiencies and material weakness in our internal control over financial reporting will not be identified in the future. Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. Our failure to maintain effective internal control over financial reporting could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We have incurred, and will continue to incur, significant costs and have used, and will continue to use, significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially and adversely affected.

Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the PV industry, are vital to our success. Our principal operations are located at Xinyu City of Jiangxi Province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the PV industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. As we have disclosed in the risk factor entitled “—We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation,” we now face additional difficulties in staffing our overseas operations. If we fail to attract and retain qualified employees, our business and prospects may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our business.

A significant portion of our sales is denominated in Renminbi. Our costs and capital expenditures are largely denominated in U.S. dollars and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our financial statements are expressed in U.S. dollars, but the functional currency of our principal operating subsidiaries, which are located in China, is Renminbi. The value of your investment in our ADSs and other securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this and our various other offerings of securities, any appreciation of Renminbi against the U.S. dollar could result in a change to our statements of operations and a reduction in the value of our U.S. dollar-denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, including payments to service our Convertible Notes and other foreign debt, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of the Renminbi upon such conversion. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

We incurred a net foreign currency exchange loss of $1.7 million and $0.6 million during the years ended December 31, 2007 and 2009, respectively, and we recorded a net foreign currency exchange gain of $14.5 million and $2.9 million for the year ended December 31, 2008 and during the nine-month period ended September 30, 2010, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that these types of hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding the protection of the environment. Compliance with environmental regulations is expensive. The PRC government is adopting more stringent environmental protection regulations and the costs of complying with these regulations are expected to increase.

For each of our polysilicon production plants and solar wafer manufacturing facilities, we are required to conduct an environmental impact assessment, obtain approval of the assessment before commencing construction and complete an examination and obtain an environmental acceptance approval before we begin production. All of our plants that discharge water waste must file reports and obtain a discharge permit. We have not yet obtained all of the necessary approvals and permits for our polysilicon production plant and solar wafer manufacturing facilities currently under construction, as well as some facilities that have been completed, and we cannot assure you that we will be able to obtain these approvals and permits upon completion of the construction or commencement of commercial production on a timely basis or at all. The relevant governmental authorities may impose on us fines or deadlines to cure any non-compliance, these authorities may also order us to cease construction or production if we fail to comply with these requirements.

Our polysilicon production facilities use, generate, store, dispose of and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our R&D and production processes. We are subject to licensing requirements, regulations and periodic monitoring by local environmental protection authorities, and we are required to comply with all PRC national and local environmental protection laws and regulations. If we fail to obtain the required permits regarding hazardous chemicals and waste disposal, we will not be able to obtain an environmental acceptance approval and may not be allowed to produce. Furthermore, our polysilicon plant will use hazardous chemicals in the production process. Under PRC environmental regulations, we are required to obtain a safety appraisal approval before the construction of our polysilicon production facilities, and we are further required to undergo safety examination and obtain approval with relevant governmental authorities after we have completed the installation of our manufacturing equipment and before the polysilicon production plant commences commercial production. We must also register the hazardous chemicals to be used in the production process with the relevant authorities and to obtain safety permits, which include a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. We have not yet obtained all of the required safety approvals and permits. If we fail to comply with present or future environmental and safety regulations, we may be subject to substantial fines or damages or suspension of our production operations, and our reputation may be harmed, which could negatively affect our results of operations and financial position.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

We are exposed to risks associated with product liability claims in the event that the use of our products results in injury. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we do not carry any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared to that offered in many other countries. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process-related know-how and technologies in the production of solar wafers, ingots, polysilicon, cells and modules. We anticipate that we will also develop various production-process related know-how and technologies in the production of polysilicon over time. Know-how and technologies of this type play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of R&D programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the solar wafer and polysilicon industries. We currently have 12 issued patents, four patent right grant notices, which entitle us to receive issued patents upon satisfaction of certain registration procedures, and 55 patent applications pending globally, of which 47 are pending in China. In addition, we also have two registered copyrights and four registered trademarks in China. We rely primarily on patent, trademark, trade secret, copyright law and contractual arrangements with employees to protect our intellectual property and proprietary rights. Nevertheless, these afford only limited protection and the actions that we may take to protect our intellectual property and proprietary rights may not be adequate. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor or that we will be able to effectively enforce any remedies available to us. An adverse determination in any such litigation or failure to enforce our remedies will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to produce our polysilicon, solar wafers, ingots, cells and modules and to sell our polysilicon, solar wafers, ingots and modules without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, in June 2008, an objection was filed against Jiangxi LDK Solar regarding its trademark “LDK.” The initial decision of the applicable trademark authority on this objection was granted in our favor in November 2010 and we are awaiting the final judgment. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the production and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date of this prospectus supplement, we have outstanding stock options under this plan with respect to 10,792,237 shares, all of which were granted to our directors, employees, consultants and service providers. During 2008 and 2010, as a result of the significant decreases in our share prices amid the global economic slowdown and financial market crisis, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. According to Accounting Standards Codification, or ASC, Topic 718, “Share-Based Payment,” issued by the Financial Accounting Standards Board, or FASB, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. For the nine-month periods ended September 30, 2009 and 2010, our non-cash share-based compensation expenses amounted to $11.8 million and

$8.7 million, respectively, with respect to share options granted to our employees. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province in China. A natural disaster, such as fire, floods, typhoons or earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Business Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, prospects and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies.

Renminbi is not a freely convertible currency at present. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries may, within the scope of current account transactions, pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies with respect to debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies since we, as a Cayman Islands holding company, rely on our operating subsidiaries in China to convert their Renminbi cash flow to service such foreign debt and to make such dividend payments.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls. In particular, foreign exchange transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives are subject to limitations and require approvals from the relevant SAFE authorities. We have the choice, as permitted by the PRC foreign investment regulations, to invest our net proceeds from our various offerings in the form of registered capital or a shareholder loan into our PRC subsidiaries to finance our operations in China. Our choice of investment is affected by the different treatments under the relevant PRC regulations with respect to capital-account and current-account foreign exchange transactions in China. For example, our transfer of funds to our subsidiaries in China is subject to approval of PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These and other limitations on the flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and limit our flexibility in the management of our cash flow and financings.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are foreign-invested enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

Under PRC tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. These incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Under these pre-existing PRC tax laws and regulations, Jiangxi LDK Solar, as a foreign-invested manufacturing enterprise, was entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar was entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and would be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015.

In March 2007, the PRC National People’s Congress enacted a new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The EIT Law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the EIT Law and the related regulations. As a result, Jiangxi LDK Solar was subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010. In December 2009, Jiangxi LDK Solar was recognized by the PRC government as a “High and New Technology Enterprise” under the EIT Law and is therefore entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar chose to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction tax holiday for the overlapping period of 2009 and 2010. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011 and at 25% thereafter. Our other PRC subsidiaries do not enjoy any preferential tax treatment in China. When our current tax benefits expire or otherwise become unavailable to us for any reason, including their termination by the relevant government authority, our profitability may be adversely affected.

Our business, financial condition and results of operations could be adversely affected by PRC labor laws and regulations.

The PRC labor laws and regulations have a direct impact on our business operations. In June 2007, the National People’s Congress promulgated the Labor Contract Law of China, which became effective on January 1, 2008. In September 2008, the State Council adopted the relevant rules and regulations to implement the new labor law. This labor contract law is aimed at providing employees with greater protection in their employment relationships. For example, the new labor contract law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month after the commencement of the employment, the employer is required to pay to the employee double salary for the noncompliance period for up to one year. The new law also calls for open-ended employment contracts rather than fixed-term contracts under specified circumstances. The law further prohibits an employer from entering into a one-year or shorter-term contract with an employee if it constitutes the third consecutive renewal of the employment contract unless it is so requested by the employee. As a result of this more labor-friendly legislation, our discretion in the hiring and termination process has been significantly curtailed, which could in turn affect our overall labor costs and our ability to adjust our labor needs in response to market changes. Our business, financial condition and results of operations could therefore be adversely affected by these PRC labor laws and regulations.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises effective prior to January 1, 2008, any dividends payable by foreign-invested enterprises, such as our PRC subsidiaries, to their non-PRC investors, such as our Cayman Islands holding company, were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares or ADSs were not subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax. Under the EIT Law and its implementation regulations, if our Cayman Islands holding company continues to be treated as a foreign investor, or a “non-resident enterprise” for PRC tax law purposes, dividends and distributions for earnings derived since January 1, 2008 from our PRC subsidiaries to us will be subject to a 10% withholding tax. The Cayman Islands where we are incorporated has no tax treaty with China that would entitle us to a withholding tax rate lower than 10%.

The EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, it remains unclear how the tax authorities will treat an overseas enterprise such as us, which is invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents. We have not been notified by the relevant tax authorities that we are treated as a PRC resident enterprise. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a PRC resident enterprise for PRC enterprise income tax purposes and be subject to the uniform 25% enterprise income tax on our global income excluding the dividend income we receive from our PRC subsidiaries. You should also read the risk factor entitled “— Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may be subject to withholding taxes under PRC tax laws” below. If we are treated as such a PRC resident enterprise under the PRC tax law, we could face significant adverse tax consequences which could affect the value of your shares or ADSs.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may be subject to withholding taxes under PRC tax laws.

Under the EIT Law and its implementation regulations, to the extent dividends from earnings derived since January 1, 2008 are sourced within China and we are considered a “resident enterprise” in China, then PRC income tax at the rate of 10% would be withheld from dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Any gain realized on the transfer of our shares or ADSs by such “non-resident enterprise” investors would be subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” in China. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our foreign shareholders or foreign holders of our ADSs who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under PRC tax laws, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs might be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We rely principally on dividends, if any, paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends, if any, paid by our subsidiaries for cash requirements, including the funds necessary to service any debt we incur and to pay any dividend we declare. If any of our subsidiaries incurs debt in its own name, the instruments governing the debt may restrict dividends or other distributions on its equity interest to be paid to us. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year for their reserve fund in accordance with the requirements of relevant PRC laws and the relevant provisions in their respective articles of associations. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, service our debts, or otherwise fund and conduct our business. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable for earnings derived since January 1, 2008 by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China, or that have such establishment or place of business in China but the relevant income is not effectively connected with such establishment or place of business), subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the jurisdiction where such “non-resident enterprises” were incorporated. If we are considered as a “non-resident enterprise” under the PRC tax law, any dividend that we receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE issued a public notice in October 2005, together with its subsequent implementation procedures and clarifications, to require PRC residents, both legal and natural persons, to register with the local SAFE branches before they establish or take control of any company outside China for the purpose of acquiring any asset of or equity interest in PRC companies and raising funds overseas. SAFE refers to such companies outside China as “offshore special purpose companies” in its notice. In addition, SAFE also requires any PRC resident that is the shareholder of an offshore special purpose company to amend its SAFE registration with respect to the offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under PRC law for the evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have completed registration with SAFE as required under the SAFE notice, except for registration for LDK Silicon Holding Co., Limited, which is currently in the process of registration. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of our other future beneficial owners who are PRC residents to comply with the SAFE registration requirements may subject such beneficial owners to fines and legal sanctions, and may also result in restrictions on our PRC subsidiaries in their abilities to distribute profits to us, or may otherwise materially and adversely affect our business.

All employee participants to our existing 2006 stock incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC laws.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Participation by PRC Individuals in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For plans that are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants in those plans who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quotas, opening special bank accounts and filings with SAFE or its local branch before they exercise their stock options.

Although we have assisted our employees with registration with the Jiangxi branch of SAFE for our stock option plan according to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines. To date, we have not received any notice from SAFE or its local branch regarding any legal sanctions to us or our employees. Failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu and SARS.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, SARS, or other epidemic outbreaks. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and rapidly spread into a number of countries. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. Over the years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the outbreaks in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, could also have adverse effects of a similar scale. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations. These include limitations on our ability to travel or ship our products outside China as well as temporary closure of our production facilities for quarantine or for preventive purposes. Such closures or travel or shipment restrictions could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu, or SARS.

Risks Relating to this Offering

The market price of our ADSs has been and may continue to be volatile, which could cause the value of your investments to decline.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from June 1, 2007 to January 26, 2011, the closing price of our ADSs on the New York Stock Exchange has ranged from a low of $4.04 per ADS to a high of $73.95 per ADS. You may find additional information on the historical high and low closing prices of our ADSs as reported by the New York Stock Exchange under “Price Range of Our ADSs” in the prospectus supplement.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	a breach or default, or the perception of a possible breach or default, under our existing loan agreements, credit facilities or other debt instruments;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders; and

•	impact and development of any lawsuit, currently pending or threatened, or that may be instituted in the future.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. These factors, among others, could significantly depress the trading price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders, including you, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you. You should refer to the section entitled “Dividend Policy” in this prospectus supplement for additional information regarding our current dividend policy.

Future financings, including sales of our ADSs, shares or equity-linked securities, may cause a dilution in your shareholding, cause the price of our ADSs to decline, or place restrictions on our operations.

We may require additional funding to meet our working capital or capital expenditure requirements or in connection with our business expansion plans, acquisitions, strategic collaborations or other transactions in the future. If we raise this funding through issuance of new equity or equity-linked securities it may cause a dilution in the percentage ownership of our then existing shareholders. Sales of a substantial number of ADSs or other equity-linked securities could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our ADSs or other equity-linked securities would have on the market price of our ADSs.

Alternatively, if we meet our funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•	limit our flexibility in planning for, or reacting to, changes in our business and/or our industry.

Substantial future sales or perceived sales of our ADSs, ordinary shares or equity-linked securities in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares, including those equity-related securities issued upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we had 132,950,255 ordinary shares outstanding, including 89,950,255 ordinary shares represented by 89,950,255 ADSs. Mr. Peng currently has borrowings invested in his alternative energy projects from financial institutions, which are secured by pledges of shares in our company. If Mr. Peng defaults on his obligations under these financings, the financial institutions may sell the pledged shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any financial institutions, or the availability of these securities for future sale, will have on the market price of our ADSs. The price of our ordinary shares and ADSs may decline as a result.

In addition, we may issue additional ADSs, ordinary shares or equity-related securities. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

You will experience immediate and substantial dilution in the book value of the ADSs you purchase.

The public offering price per ADS in this offering is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADS in this offering, you will incur immediate dilution of approximately $2.02 in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between:

•	the public offering price of $12.40 per ADS, and

•	the pro forma as adjusted net tangible book value per ADS of $10.38 at September 30, 2010.

You may find additional information in the section entitled “Dilution” in this prospectus supplement. If we issue additional ADSs or securities that may be convertible into our ordinary shares or ADSs in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of stock options or upon conversion of our existing convertible notes.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from ADS holders, the depositary will vote the underlying shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they withdraw the shares underlying their ADSs. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is 10 clear days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit such holders to withdraw their shares to allow them to cast their vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to ADS holders. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement or our articles of association, or for any other reason.

U.S. investors in our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If you are a U.S. investor and we are a passive foreign investment company, or PFIC, for any taxable year during which you own our ordinary shares or ADSs, you could be subject to adverse U.S. tax consequences. As of the date of this prospectus supplement, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, because this determination is made on an annual basis and the composition of our gross income and assets may vary significantly from year-to-year, no assurance can be provided regarding our PFIC status. See “Certain United States Federal Income Taxation Considerations — Passive foreign investment company rules” for a more detailed discussion.

You may not receive distributions on shares or any value for them if it is unlawful or impractical to make them available to you.

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary has any obligation to register ADSs, shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary has any obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may not be able to participate in rights offerings or elect to receive stock dividends and may experience dilution of your holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

Anti-takeover provisions of our articles of association could prevent a change in control even if such takeover is beneficial to our shareholders, and certain provisions of our Convertible Notes could also discourage a potential acquirer.

Our articles of association contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of our ADSs may fall and the voting and other rights of holders of our shares and ADSs may be materially and adversely affected.

In addition, certain provisions of our Convertible Notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. Upon the occurrence of certain transactions constituting a fundamental change, holders of our Convertible Notes will have the right, at their option, to require us to repurchase for cash all or any portion of such Convertible Notes. Upon certain change of control transactions, holders of our Convertible Notes may elect to convert all or a portion of the Convertible Notes. We may also be required to increase the conversion rate for conversions in connection with certain fundamental changes. By discouraging a potential acquirer, these provisions could have the effect of depriving our shareholders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices and may reduce the price of our shares and ADSs.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, ADS holders may have less protection for their shareholder rights than such holders would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions that may be taken by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as those from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they are under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. In addition, substantially all of our current operations are conducted in China. As a result, it may be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. It may also be difficult for you to effect service of process within the United States upon our directors or officers. Furthermore, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any of its states. It is also uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such directors or officers predicated upon the securities laws of the United States or any of its states.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our production capacity of photovoltaic products, including solar wafers, cells, modules and polysilicon;

•	expected growth of and changes in the PV industry, solar power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading vertically integrated manufacturer of PV products;

•	our ability to maintain a strong relationship with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and ADSs;

•	any government subsidies and economic incentives to us or to the PV industry;

•	PRC governmental policies regarding foreign investments;

•	other risks outlined in our filings with the SEC; and

•	risks identified under the caption “Risk Factors” in this prospectus supplement.

This prospectus supplement also contains data related to the PV market in several countries, including China. Such market data, including data from Solarbuzz, a third-party market research firm, include projections that are based on a number of assumptions. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our securities. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus supplement relate only to events or information as of the date on which the statements are made or, if obtained from third-party studies or reports, the date of the corresponding study or report. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

SUPPLEMENTAL INFORMATION ABOUT US

Overview

We are a leading vertically integrated manufacturer of PV products and a leading manufacturer of solar wafers in terms of capacity. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. Our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our business.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, China.

Polysilicon Production.  As part of our vertical integration strategy, we have constructed two polysilicon plants near our wafer production facilities, and currently have an aggregate installed annualized polysilicon production capacity of 11,000 MT at these two plants and have the capability to produce both solar-grade and semiconductor-grade polysilicon. We commenced commercial production in our first polysilicon plant in the fourth quarter of 2009 and this plant currently has an installed annualized polysilicon production capacity of 1,000 MT. We intend to increase the installed annualized production capacity of this plant to 3,000 MT by the end of 2011. Our second polysilicon plant is designed to have three separate trains, each with a 5,000 MT annualized capacity. The first train was completed in September 2009, and the second train was completed in November 2010, increasing the installed annualized production capacity of this plant to 10,000 MT and our total aggregate installed annualized polysilicon production capacity to 11,000 MT. We expect to complete the construction of the third train at the second plant in the third quarter of 2011, which will increase the production capacity at the second plant to its designed production capacity of 15,000 MT. We intend to increase our total installed annualized polysilicon production capacity to 18,000 MT by the end of 2011 through the completion and expansion of our two plants. We use an improved Siemens process to produce polysilicon. In order to reduce our production costs, our facilities use a closed-loop production process. Our closed-loop production process reduces the raw materials needed for production by recycling TCS, a key production input, and reduces the amount of energy consumed in the production process. As part of our strategy to reduce wafer production costs, we intend to consume a portion of our polysilicon output in our wafer production as determined by our internal demand and sell the rest in the polysilicon spot market, subject to market prices.

Wafer Production.  We manufacture and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. In addition, we provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of September 30, 2010 and December 31, 2010, we had an annualized solar wafer production capacity of approximately 2.6 GW and 3.0 GW, respectively. By the end of 2011, we plan to expand our annualized solar wafer capacity to 3.6 GW.

Module and Cell Production.  In recent years, we have expanded into the manufacturing of solar modules and cells. In the third quarter of 2009, we commenced commercial sales of our solar modules to developers, distributors and system integrators. As of September 30, 2010 and December 31, 2010, we had an annualized solar module production capacity of 760 MW and 1.5 GW, respectively. Our modules have been certified in various European countries and the U.S. We plan to develop and expand our module business to approximately 2.6 GW by the end of 2011, through further development of our in-house production capacity and potential acquisitions.

Although we currently outsource the majority of our cell requirements from third parties, we commenced solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in our Xinyu City facilities. As of September 30, 2010 and December 31, 2010, we had an annualized solar cell production capacity of 120 MW and 180 MW, respectively. We plan to expand our annualized solar cell production capacity to 1.26 GW by the end of 2011. As part of our planned expansion of our module and cell production capacity, in August 2010, we began construction of a solar cell and module manufacturing facility in Anhui Province. This facility is expected to have a total annualized production capacity of 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. We expect production at this facility to commence in the second quarter of 2011.

Solar Power Plant Development.  We design and develop solar power projects in Europe and China, and may enter additional markets. We develop solar projects both on our own and through joint ventures and project partnerships. We develop these projects with the intent of selling them to third parties upon completion of their development. We also provide engineering, procurement and construction, or EPC, services for solar projects.

Our principal PV product customers, in terms of net sales for the nine-month period ended September 30, 2010, include JA Solar, Q-Cells, MEMC, Hyundai, Gintech, Conergy and Trina Solar. In October 2010 we signed a memorandum of understanding with BYD to supply polysilicon to BYD under a long-term supply agreement.

In the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we had total net sales of $523.9 million, $1,643.5 million, $1,098.0 million and $1,588.5 million, respectively. During the years ended December 31, 2007 and 2008, we had net income of $144.1 million and $66.4 million, respectively. For the year ended December 31, 2009, we recorded a net loss of $234.0 million, and for the nine-month period ended September 30, 2010, we had net income of $147.2 million.

Our Corporate Structure

As of the date of this prospectus supplement, the following chart represents our corporate structure with respect to our significant subsidiaries and material operations:

(1)	As of the date of this prospectus supplement, we have acquired 44.9% of SPI’s issued and outstanding share capital. Subject to the terms and conditions of a stock purchase agreement entered into between us and SPI on January 5, 2011, we expect to acquire series A preferred shares of SPI, representing an additional 25.1% interest of SPI’s issued and outstanding share capital on an as-converted basis.

(2)	This company is currently in the process of deregistration and dissolution.

In the ordinary course of our solar project development, we have established, and may continue to establish, joint ventures or partnerships for the purpose of such projects. We intend to sell these projects through the disposition of our interests in such joint ventures or partnerships to third parties upon completion of the development of the projects.

Our Industry

Solar power has been one of the most rapidly growing renewable energy sources in the world today. The PV industry has experienced significant growth over the past decade. According to Solarbuzz’s projections under its “Green World” scenario, published in the Solarbuzz Quarterly December 2010 report, PV industry demand is expected to grow from 7.3 GW in 2009 to 31.8 GW in 2014, representing a five-year CAGR of 34.2%. We believe the following factors have driven the global demand in the PV industry for the past decade and will continue to play an important role in the future of the PV industry:

•	growing electricity demand;

•	government incentives for renewable energy sources;

•	tightening of environmental regulations; and

•	increasing cost competitiveness of solar energy.

The global economic slowdown and financial market crisis in late 2008 and early 2009, however, have posed a tremendous challenge to the future development of the global PV industry now. Some of the key challenges faced by the solar power industry include:

•	reductions in government subsidies and incentives;

•	a need to improve cost competitiveness against other energy sources; and

•	a need to broaden awareness and acceptance of solar power usage.

Our Competitive Strengths

We believe that our rapid growth and strong market position are largely attributable to our following principal competitive strengths:

•	Vertically integrated capabilities. We are a leading vertically integrated manufacturer of PV products. While our historic strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. As of September 30, 2010, we had an annualized production capacity of 11,000 MT for polysilicon, 2.6 GW for wafers, 120 MW for solar cells and 760 MW for modules. As of December 31, 2010, we had further expanded our annualized production capacity to 3.0 GW of solar wafers, 180 MW of solar cells and 1.5 GW of solar modules. In addition, we also design and develop solar power projects and provide EPC services in Europe and China. We believe our vertically integrated business model provides a more streamlined and efficient production process, shorter production cycles, better quality control and lower costs. We believe our vertically integrated model will improve our margins and help reduce negative pressure on margins from periodic volatility in industry dynamics. Depending on market conditions, we have the flexibility to buy and sell solar products along the value chain to maximize our revenue and profit.

•	Leading solar wafer manufacturer. We are a leading manufacturer of solar wafers in terms of capacity. We have established a large-scale wafer manufacturing facility with an annual manufacturing capacity of approximately 2.6 GW as of September 30, 2010 and 3.0 GW as of December 31, 2010. Leveraging our scale and market position, we are able to improve our cost structure by procuring raw materials and advanced production equipment on favorable terms. As of September 30, 2010, we had invested approximately $1.3 billion in property, plant and equipment for our wafer facilities.

•	In-house polysilicon production. Polysilicon is the largest cost component for manufacturing wafers. We have successfully expanded our in-house polysilicon production capabilities through the construction of two polysilicon plants near our wafer production facilities. By having our own in-house polysilicon capabilities, we are able to reduce material costs, maintain quality control and reduce both the uncertainty of supply and the overall time in our production process. We utilize an improved Siemens process for our polysilicon production and have installed a closed-loop production process for both of our polysilicon production plants. We also produce most of the chemicals and gases that are required to produce polysilicon, including TCS, HCl and hydrogen and nitrogen. We are in the process of expanding our polysilicon facilities and expect to increase our total production capacity from 11,000 MT to 18,000 MT by the end of 2011. As of September 30, 2010, we had invested approximately $1.8 billion in property, plant and equipment for our polysilicon facilities.

•	Cost-effective production. We believe our production is cost-effective due to our efficient production process, China-based manufacturing facilities and R&D, and the economies of scale of our operations. We have also made significant investments in R&D, and as a result we have significantly improved the efficiency of our wafer business. Specifically, we have developed processing technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing bigger ingots, recovering slurry and increasing production yield. For our polysilicon business, our in-house production of most of the raw materials, low energy consumption and costs, and large scale allow us to produce polysilicon cost-effectively. By producing all of our products in China, we are able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities. For the nine-month period ended September 30, 2010, our conversion cost, which consists of our wafer costs less polysilicon material costs, was approximately $0.32 for wafers we manufacture and approximately $0.31 for wafers we process for our customers.

•	Strong and diversified customers base. We have established a number of long-term relationships and sales arrangements with key players in the PV industry. Our current customer base consists of some of the major international players in the PV sector, including JA Solar, Q-Cells, MEMC, Hyundai, Gintech, Conergy and Trina Solar. In October 2010 we signed a memorandum of understanding with BYD to supply polysilicon to BYD under a long-term supply agreement. Our revenues are also diversified geographically around the world. During the nine-month period ended September 30, 2010, we sold our products to over 130 customers in 18 countries.

Our Strategy

We intend to pursue the following strategies:

•	Maintain our cost leadership position. We have developed proprietary manufacturing processes to reduce our costs and increase our operational efficiency in our overall production processes. We plan to continue to devote substantial R&D resources and recruit additional experienced R&D personnel to enhance our technological capabilities in order to reduce manufacturing costs, improve production yield and pursue technological innovation. We plan to continue our strategy of providing high quality solar wafers and modules at competitive prices by focusing on expanding in-house polysilicon production, improving polysilicon recovery, reducing costs associated with raw materials and consumable items and growing our in-house polysilicon feedstock. Polysilicon continues to remain the highest cost component in wafer production. By producing polysilicon and cells internally, we are able to reduce our purchases of polysilicon and cells on the spot market, which helps us achieve favorable blended raw material costs.

•	Continue to expand and strengthen our in-house polysilicon capabilities. We plan to continue to expand and strengthen our in-house polysilicon capabilities. In September 2009 we completed the first production run for the first of the three planned 5,000 MT trains of our second polysilicon plant. In August 2010 we completed the first production run for the second 5,000 MT train. The addition of these two trains increased our annualized production capacity to 11,000 MT. We expect to increase our total installed annualized polysilicon capacity to 18,000 MT by the end of 2011. We intend to expand and strengthen our capabilities by acquiring more equipment necessary for manufacturing and testing polysilicon, continuing the installation of our remaining production train tripling the capacity of our first polysilicon plant and further strengthening our engineering capabilities. By strengthening our polysilicon capabilities we seek to lower the cost, enhance the quality and increase the yield of the polysilicon we produce.

•	Continue to vertically integrate our capabilities downstream. We plan to continue to pursue our strategy of vertical integration to strengthen our competitive position globally. We currently produce polysilicon, wafers, solar cells and modules in-house, and procure additional solar cells from solar cell manufacturers. We also develop solar projects in Europe and China and provide EPC services in China and Europe. In addition to enhancing our polysilicon production capabilities, we intend to continue building up other parts in our solar value chain, in particular cell production. We are currently planning a new production line to produce high-efficiency solar cells as part of our expansion of our cell production. We expect to commence construction of this production line during 2011. We intend to continue to expand our module business through in-house productions and/or potential acquisitions. We believe that by being a vertically integrated solar company, we will be able to provide our customers with a range of services and products while at the same time giving us better control of the time to market, costs, supply and quality of the products we manufacture.

•	Further expand our branded module business by strengthening our sales, marketing and development teams. We plan to further expand our branded module business and customer base by increasing our sales and marketing efforts in countries such as the U.S., China and various European countries. Besides selling to third parties, we also use the modules we produce in our solar power projects. We intend to continue to build out our project development teams in Europe and China, which will enable us to promote our branded modules and other PV products through the construction and sale of solar power projects. We develop these projects with the intent to sell them to third parties upon completion of their development.

•	Consider various strategic alternatives. We intend to continue to consider suitable opportunities to enter into strategic alliances or acquisitions and to restructure or to sell minority interests in our business. We plan to seek alliances and acquisitions that provide synergies or otherwise strengthen our existing business, relating to upstream or downstream players with various technology capabilities in the production of polysilicon, cells or modules. In addition, to the extent that we believe it is synergistic and favorable to our business, we may also consider acquisitions of other solar product manufacturers. We may consider restructuring or selling minority interests in our business to strengthen our business and balance sheet or bringing in a strategic partner that can provide synergies to our current operations. We believe that our relationships with many industry participants and our knowledge of, and experience in, the PV industry enables us to understand industry trends, technological developments and applications of PV technologies, which should assist us in considering these various alternatives.

Our Products and Services

We are a leading vertically integrated manufacturer of PV products and a leading manufacturer of solar wafers in terms of capacity. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. Furthermore, our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our polysilicon, module and cell production.

Polysilicon production

In August 2007, we commenced the construction of our polysilicon production facilities located near our solar wafer manufacturing facilities in Xinyu City, Jiangxi Province, China. These production facilities are capable of producing solar-grade and semiconductor-grade virgin silicon feedstock. Our polysilicon production facilities consist of two plants near our wafer production facilities, the first with an estimated annualized polysilicon production capacity of 1,000 MT and the second with an expected estimated annualized polysilicon production capacity of 15,000 MT. We completed the first production run in our first polysilicon plant in January 2009. We plan to expand the annualized production capacity of this plant to 3,000 MT by the end of 2011. Our second plant is designed to include three 5,000 MT production trains. In September 2009, our second plant commenced operations with the completion of its first polysilicon production train. The plant’s second train was completed in November 2010, increasing our second plant’s installed annualized polysilicon production capacity to 10,000 MT and our total aggregate annualized production capacity to 11,000 MT. We expect to complete the construction of the second plant’s third train by the end of 2011, which will increase this plant’s production capacity to its designed production capacity of 15,000 MT and increase our total polysilicon production capacity to 18,000 MT by the end of 2011. We have engaged Fluor to provide general engineering, procurement, construction and management services for our second polysilicon production plant.

Our first polysilicon production plant occupies approximately 0.8 million square meters and is located in our primary facilities in the Yushui Xiacun Industrial Park in Xinyu City, approximately 15 kilometers away from our facilities at the Xinyu Hi-Tech Industrial Park. Our second polysilicon production plant occupies a site area of approximately 2.3 million square meters and is located next to our primary facilities in the Xinyu Hi-Tech Industrial Park.

We have installed a closed-loop production process at both of our polysilicon plants. A portion of the polysilicon produced at our plants will be used primarily for the manufacturing of our solar wafers. We use an improved Siemens process for our polysilicon production. Our polysilicon production process starts by mixing HCl with a bed of silicon powder in a reactor that produces TCS. The TCS is then purified through distillation and the STC created as a by-product of this process is converted back into TCS for re-use as a production input. This gas recycling process is known as a closed-loop process. Next, high-purity silicon rods are exposed to purified TCS gas in a hydrogen environment at 1,080°C, allowing TCS gas to decompose and deposit additional silicon onto the rods. When the rods eventually grow to desired diameters, they are removed from the reactor and moved to a clean area for further processing. Finally, the rods are broken into chunks, impurities are segregated and the pure polysilicon chunks are then either sold to our polysilicon customers or used for our wafer production.

The following chart sets forth our polysilicon production process.

We use metallurgical silicon as a raw material to produce TCS, which is then used to produce polysilicon. This technology enables a high degree of the hydrogen, HCl, TCS and STC used in the production process to be recycled and reused by us, thereby reducing our waste output and lowering our raw material cost. Our continuous closed-loop process is designed to increase production capacity per reactor, while reducing overall energy consumption and capital investment for a given level of production. Our advanced distributed control system, or DCS, improves production capacity and safety while reducing our personnel costs. Our production process, including production, cleaning, packaging and transportation, conforms to relevant international standards and our comprehensive waste management system is compliant with national environmental protection standards.

As of September 30, 2010, we had installed the following equipment in our polysilicon production facilities:

•	42 reactors;

•	18 converters; and

•	other ancillary polysilicon production equipment.

Wafer production

We currently produce and sell solar wafers in three principal sizes of 125 by 125 millimeters, or mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns. In addition to our polycrystalline wafer products, we began manufacturing monocrystalline wafers in the second quarter of 2009. As of September 30, 2010, we had an annualized wafer production capacity of approximately 2.6 GW. As of September 30, 2010, our annualized manufacturing capacity of multicrystalline and monocrystalline solar wafers was approximately 2.5 GW and 100 MW, respectively. By the end of 2011, we plan to expand our annualized solar wafer capacity to 3.6 GW.

We also provide wafer processing services to both monocrystalline and multicrystalline solar cell and module manufacturers, who provide us with their own silicon materials, such as polysilicon feedstock and ingots. We process this feedstock to produce ingots. We then slice these ingots and the ingots provided by our customers into wafers to be delivered back to our customers. We charge a fee based on the number of wafers processed and the type of materials we receive. In addition, we also sell silicon materials, which include ingots and polysilicon scraps.

Production of wafers can be divided into two main steps:

•	Production of Polysilicon Ingot. We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, in a process known as squaring. Our polysilicon ingots are currently 270 kilograms or 450 kilograms in weight and 690 by 690 mm or 840 by 840 mm in width and 243 mm in height. We have been engaged in R&D efforts in collaboration with GT Solar to increase the number of wafers that can be produced per standard ingot by approximately 15%. We successfully produced a multicrystalline silicon ingot weighing 660 kilograms in June 2009. The 660-kilogram ingot was the largest ingot we have produced and represented a 46.7% increase in capacity from the standard 450 kilogram ingot. The casting process for monocrystalline wafers is generally more expensive than that for multicrystalline wafers with similar dimensions. However, monocrystalline wafers are generally more efficient than multicrystalline wafers because the increased conductivity of electrons in monocrystalline silicon yields higher energy conversion rates than multicrystalline silicon.

•	Wafering. After inspection, the polysilicon blocks are cropped and prepared for slicing. Then the polysilicon blocks are sliced into wafers by wire saws. We then wash and dry the wafers at our wafer cleaning stations for final inspection, packaging and delivery.

Illustrated below is a diagram of our multicrystalline and monocrystalline ingot production and wafering process:

We manufacture multicrystalline and monocrystalline wafers and ingots at our facilities in Xinyu City, Jiangxi Province, China. Our wafer manufacturing facilities occupy a site area of approximately 3.1 million square meters in Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu City.

Our multicrystalline and monocrystalline wafer manufacturing operations are housed in four plants in the Xinyu Hi-Tech Industrial Park. As of September 30, 2010, we had the following multicrystalline and monocrystalline wafer manufacturing equipment in operation:

•	630 DSS furnaces used for multicrystalline ingot production;

•	86 squarers used to cut ingots into blocks;

•	284 wire saws used to slice blocks into wafers;

•	323 sets of pullers used for monocrystalline ingot production; and

•	other supplemental or ancillary facilities.

We have been improving our technologies and expertise to optimize the mix of polysilicon feedstock of different grades and to ensure and improve our wafer yields. We use wire saws rather than band saws in our squaring. This enables us to reduce silicon material loss in the squaring processes, or kerf loss. We use automatic wafer cleaning and sorting equipment to improve sorting efficiency and reduce breakage.

We recover some of the polysilicon slurry generated in the wafering, wafer cleaning and sorting process. We have also purchased slurry recovery systems from Applied Materials, Inc., or Applied Materials, and GT Solar to recover the slurry internally. As of September 30, 2010, we had installed three slurry recovery systems. We intend to install additional slurry recovery systems as we expand our production capacity. The slurry recovery ratio of these systems is over 75%. Through additional R&D, we endeavor to recycle and re-use as many of our production consumables as possible. This is not only a cost reduction measure, but also an important part of our program of conducting environmentally friendly operations.

Module and cell production

In the third quarter of 2009, we began selling solar modules in the international markets, principally to solar panel makers, solar system integrators and PV whole-sale distributors. During the year ended December 31, 2009 and the nine-month period ended September 30, 2010, we sold an aggregate of 32.7 MW and 192.8 MW of modules. In order to bring the production of solar modules in-house, in February 2010, we entered into an agreement with Best Solar to acquire crystalline module manufacturing equipment. In connection with our acquisition of the crystalline module manufacturing equipment, Best Solar has agreed not to engage in the crystalline module production business in competition with us. As of September 30, 2010, we had an annualized solar module production capacity of 760 MW.

Our modules have been certified in various European countries and the U.S. We sell our modules under our own brand name and also on an OEM basis for our customers. Our solar module warranty period lasts for 20 to 25 years. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. As of December 31, 2010, our solar module capacity was approximately 1.5 GW and we intend to expand that capacity to 2.6 GW by the end of 2011 by further developing our in-house production capabilities and through our acquisition of an ownership interest of up to 70% in SPI, a California-based solar power system company. “See —Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine-Month Period Ended September 30, 2010—Other Recent Developments—Agreement to acquire 70% of SPI.”

We currently outsource the majority of our cell requirements from third parties. We commenced our solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in our Xinyu City facilities. As of September 30, 2010, we had an annualized solar cell production capacity of 120 MW, and we plan to expand our annualized solar cell production capacity to 1.26 GW by the end of 2011. In August 2010, we announced our plan to establish a solar cell and module manufacturing facility in Anhui Province. This facility is expected to have a total annualized production capacity of 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. Production at this facility is expected to commence in the second quarter of 2011. In 2010, we also completed an R&D line for high-efficiency solar cells with an annualized production capacity of 180 MW.

Engineering, procurement, construction and solar power project development

We commenced our PV-related EPC business in China in the first quarter of 2009, and we currently provide EPC services in China and Europe. We also design and develop solar power projects in Europe and China, and may enter additional markets. We develop solar projects both on our own and through joint ventures and project partnerships. We develop these projects with the intent to sell them to third parties upon completion of their construction.

Customers, Sales and Marketing

Our principal customers include JA Solar, Q-Cells, MEMC, Hyundai, Gintech, Conergy and Trina Solar in terms of net sales for the nine month-period ended September 30, 2010. In October 2010 we signed a memorandum of understanding with BYD to supply polysilicon to it under a long-term supply agreement.

For the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we derived approximately 29.4%, 28.2%, 25.0% and 36.0%, respectively, of our net sales from sales to PV customers in China and approximately 70.6%, 71.8%, 75.0% and 64.0%, respectively, from exports. During the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, our top five customers collectively accounted for approximately 42.7%, 48.6%, 45.5% and 35.0%, respectively, of our net sales. For a description of our net sales generated from the geographic regions of our customers, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Net Sales” in our annual report for 2009 on Form 20-F. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV cell and module manufacturers.

Equipment Suppliers

We source our key manufacturing equipment mostly from leading domestic and international manufacturers. These suppliers include GT Solar, JYT Corporation, Sunway, Meyer Burger and Applied Materials.

Intellectual Property

As of the date of this prospectus supplement, we had 12 issued patents, four patent right grant notices, which entitle us to receive issued patents upon satisfaction of certain registration procedures, and 55 patent applications pending globally, of which 47 were pending in China. These patent applications and granted patents relate to various technologies, including polysilicon production, silicon recycling, wafer production processes, solar cell structure, module design and production equipment. While we currently use some of these technologies in our operations, we expect some of these technologies that we have not yet implemented have significant potential future applications. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant long-term land use rights. In China, with very few exceptions, industrial land is owned by the state.

Owned property

We own the land use rights related to our production facilities, including our wafer, polysilicon and module production facilities, located in Xinyu City and Nanchang city, Jiangxi Province, China. During the nine-month period ended September 30, 2010, we acquired additional land use rights for a total site area of 1,247,407 square meters located in Xinyu City and Nanchang City for approximately $37.2 million. As of September 30, 2010, we owned approximately 7,074,580 square meters for an original term of 50 years, renewable upon its expiration. We are currently in the process of acquiring land use rights with respect to a total site area of approximately 1,147,850 square meters.

As of the date of this prospectus supplement, we have obtained real estate related to our plants in Xinyu City and Nanchang City, Jiangxi Province, China with a gross floor area of approximately 821,772 square meters and we are in the process of acquiring land use rights respect to a total site area of 846,275 square meters. We occupy our owned properties for purposes of production, R&D and as our headquarters office and employee living quarters.

Leased property

We currently lease 208 square meters of office space in Shanghai from an independent third party. This lease will expire in December 2011.

We also lease 2,860 square feet of office space in Sunnyville, California, from an independent third party. This lease will expire in April 2012.

In addition, we lease a 1,617 square feet of office space in Hong Kong from an independent third party. This lease will expire in January 2013.

We currently lease 18,423 square meters of factory and office space in Nanchang from an independent third party. The lease related to this factory space will expire in December 2011. The lease related to this office space does not have a fixed term. As of the date of this prospectus supplement, the party from whom we lease this property has not provided us with the relevant property ownership certificates or consents from the owner of this property.

We also lease 76,856 square meters of office space in Suzhou from an independent third party. This lease will expire in December 2011.

We also lease 3,064.34 square meters of office space in Hefei from an independent third party. This lease will expire in August 2011.

Material Contracts

We have entered into the following material agreements, amendments and supplements since the beginning of 2010:

•	In December 2007, we entered into a 10-year contract to supply multicrystalline wafers to Q-Cells, pursuant to which we were to deliver more than 6.0 GW of multicrystalline solar wafers to Q-Cells over a 10-year period from 2009 through 2018. We were to use approximately one-third of the polysilicon produced by our 15,000 MT polysilicon production plant to manufacture the wafers to be delivered under this contract. Additionally, Q-Cells had the option to purchase further silicon wafers from us if we expanded our polysilicon production capacity. As part of our agreement to settle our litigation with Q-Cells, in December 2009 and September 2010, we amended an agreement we previously entered into to supply multicrystalline wafers to Q-Cells. These agreements increased the flexibility of pricing and wafer delivery schedules to accommodate the needs of Q-Cells. As a result, we delivered approximately 20% of our originally agreed wafer quantity in 2009 and may be able to deliver only one-third of the originally agreed volumes in 2010 and 2011. Q-Cells has the right to terminate the contract at will and without cause after April 1, 2011 upon giving a 12-month prior notice. Furthermore, we agreed to repay Q-Cells’ $244.5 million prepayment in its entirely by the end of 2011 with payments totaling $135 million to be made in 2010. As of September 30, 2010, we had repaid $112.4 million of this sum. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine-Month Period Ended September 30, 2010—Other Recent Developments—Dispute with Q-Cells and amendment to the Q-Cells supply agreement.”

•	On December 30, 2010 we entered into an agreement to sell an approximately 18.46% interest in our polysilicon business to a group of investors; see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Recent Developments—Agreement to sell minority stake in polysilicon business.”

•	For additional information on our material contracts, see “Item 4. Information on the Company—B. Business Overviews—Customers, Sales and Marketing,” “—Suppliers,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 19. Exhibits” in our annual report for 2009 on Form 20-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2009 and 2010 included in this prospectus supplement beginning on page F-1, “Item 5. Operating and Financial Review and Prospects” in our annual report for 2009 on Form 20-F, incorporated herein by reference, and our audited consolidated financial statements for the year ended December 31, 2009 contained in our annual report for 2009 on Form 20-F.

The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus supplement.

In the following discussion and analysis, “we,” “us,” “our company” or “LDK Solar” refers to LDK Solar Co., Ltd. and its subsidiaries.

Results of operations

	Nine-Month Period Ended September 30,
	2009	2010
	(In thousands)

Net sales	$793,448	$1,588,471
Wafers	705,098	959,699
Modules	21,016	349,944
Processing of PV products on behalf of others	60,956	185,299
Silicon and other materials	5,607	66,605
Others	771	26,924

Total net sales	793,448	1,588,471
Cost of goods sold
Wafers	(871,954)	(757,529)
Modules	(15,114)	(328,904)
Processing of PV products on behalf of others	(45,811)	(122,009)
Silicon and other materials	(3,837)	(51,904)
Others	(560)	(21,716)

Total costs of goods sold	(937,276)	(1,282,062)

Gross (loss) profit	(143,828)	306,409
Selling expenses	(3,205)	(12,474)
General and administrative expenses	(59,866)	(55,630)
Research and development expenses	(7,131)	(7,225)

Total operating expenses	(70,202)	(75,329)

(Loss) income from operations	(214,030)	231,080
Other income (expenses):
Interest income	1,783	3,215
Interest expense and amortization of existing convertible senior notes issuance costs and debt discount	(35,634)	(70,151)
Foreign currency exchange gain, net	1,169	2,949
Government subsidies	17,426	5,180

	Nine-Month Period Ended September 30,
	2009	2010
	(In thousands)

Equity in (loss) income for an associate and a jointly-controlled entity	(5,265)	(506)
Others, net	(72)	120

(Loss) earnings before income taxes	(234,623)	172,899
Income tax benefit (expense)	24,620	(25,672)

Net (loss) income	(210,003)	147,227
Loss (earnings) attributable to non-controlling interests	60	(1,634)

Net (loss) income attributable to our shareholders	$(209,943)	$145,593

Net sales.  For the nine-month period ended September 30, 2010, our net sales were $1,588.5 million, representing an increase of $795.0 million as compared to our net sales of $793.4 million for the nine-month period ended September 30, 2009. This increase was due primarily to a $254.6 million increase in our wafer sales, a $328.9 million increase in our module sales, a $124.3 million increase in our processing of PV products for our customers and a $61.0 million increase in our sales of silicon and other materials. Wafer sales continued to constitute the largest component of our net sales, 88.9% for the nine-month period ended September 30, 2009 and 60.4% for the nine-month period ended September 30, 2010.

The increase in our wafer sales was mainly attributable to an increase in our shipments to 1,121.3 MW for the nine-month period ended September 30, 2010 as compared to 610.0 MW for the nine-month period ended September 30, 2009. Although the average selling price of our wafers continued to remain depressed during the early part of the nine-month period ended September 30, 2010, it recovered slightly during the third quarter of 2010. The increase in our module sales was mainly attributable to the ramp-up of our module production capacity to approximately 760 MW on an annualized basis as of September 30, 2010, subsequent to our acquisition of crystalline module manufacturing equipment and other related assets from Best Solar in February 2010. The average selling price of our modules also increased during this period. The increase in processing of PV products for our customers was mainly attributable to more demand from these customers in the first half of 2010. The increase in our sales of silicon and other materials was mainly attributable to the commencement of commercial production of the first and second 5,000 MT trains in our second polysilicon production plant in September 2009 and August 2010, respectively.

Cost of goods sold.  For the nine-month period ended September 30, 2010, our cost of goods sold was $1,282.1 million, representing an increase of $344.8 million, as compared to our cost of goods sold of $937.3 million for the nine-month period ended September 30, 2009. This increase was due primarily to an increase in our overall sales volume, offset in part by a decrease in the average cost of polysilicon consumption and provisions for inventory write-downs. The average cost of polysilicon we consumed to manufacture wafers decreased to $57.5 per kilogram for the nine-month period ended September 30, 2010 as compared to $79.5 per kilogram for the nine-month period ended September 30, 2009, primarily as a result of our increased use of polysilicon produced in-house with the ramping up of our in-polysilicon production capabilities. Our provisions for inventory write-downs for the nine-month period ended September 30, 2010 decreased by $171.6 million to $5.9 million as compared to $177.5 million for the nine-month period ended September 30, 2009. We recorded inventory write-downs of $177.5 million during the nine-month period ended September 30, 2009 primarily because the net realizable value of our products fell below our cost of inventories as a result of the significant drop in the average selling prices of our products following the global financial crisis.

Gross (loss) profit.  For the nine-month period ended September 30, 2010, our gross profit was $306.4 million, compared to a gross loss of $143.8 million for the nine-month period ended September 30, 2009. Our gross profit margin was 19.3% for the nine-month period ended September 30, 2010, compared with a loss margin of 18.1% for the nine-month period ended September 30, 2009. This increase was due primarily to our higher net sales and a decrease in provisions for inventory write-downs.

Operating expenses.  For the nine-month period ended September 30, 2010, our operating expenses were $75.3 million, representing an increase of $5.1 million, as compared to our operating expenses of $70.2 million for the nine-month period ended September 30, 2009. The increase was due primarily to an increase in our selling expenses, including additional marketing expenses and freight and custom fees, incurred as a result of the expansion of our operations, the promotion of our different products and overseas sales. This increase was partially offset by a decrease in our general and administrative expenses as a result of a decrease in our provisions for doubtful recovery of prepayments to our suppliers from $10.4 million for the nine-month period ended September 30, 2009 to $0.8 million for the nine-month period ended September 30, 2010, and a $2.9 million decrease in stock-based compensation, as we completed amortization of certain stock-based compensation expenses relating to stock options we granted in 2007. Compared to the nine-month period ended September 30, 2009, our general and administrative expenses for the nine-month period ended September 30, 2010 included higher legal and professional expenses relating to contract disputes with our customers and suppliers and higher bank and insurance charges in respect of our module sales.

Interest income and expense.  For the nine-month period ended September 30, 2010, our interest income was $3.2 million, an increase of $1.4 million, as compared to our interest income for the nine-month period ended September 30, 2009 of $1.8 million. This increase was due primarily to our higher level of bank deposits. For the nine-month period ended September 30, 2010, our interest expense increased to $70.2 million, as compared to $35.6 million for the nine-month period ended September 30, 2009. This increase was due primarily to an increase in our bank borrowings to finance our working capital needs and capital expenditures, as well as a decrease in interest expenses that had previously been capitalized following the commencement of commercial production of the first and second 5,000 MT trains in our second polysilicon production plant in September 2009 and August 2010, respectively. Lower interest rates applicable to our bank borrowings and bank deposits also affected our interest income and expense for the nine-month period ended September 30, 2010.

Foreign currency exchange gain, net.  For the nine-month period ended September 30, 2010, our foreign currency exchange gain, net, was $2.9 million, an increase of $1.8 million, as compared to our foreign currency exchange gain, net, of $1.2 million for the nine-month period ended September 30, 2009. This increase was due primarily to the further depreciation of the U.S. dollar against Renminbi during the nine-month period ended September 30, 2010. Our PRC operating subsidiaries, whose functional currency is Renminbi, held foreign currency denominated liabilities on a net basis for the nine-month periods ended September 30, 2009 and 2010.

Government subsidies.  For the nine-month period ended September 30, 2010, government subsidies we received and recognized as other income totaled $5.2 million, as compared to $17.4 million for the nine-month period ended September 30, 2009. All of these government subsidies are related to the general incentives provided to us in connection with the development of our wafer and module businesses. The decrease in government subsidies was due primarily to one-time incentives provided by the local government in respect of our polysilicon and module businesses that we received during the nine-month period ended September 30, 2009.

Equity in (loss) income for an associate and a jointly-controlled entity.  For the nine-month period ended September 30, 2010, our equity in income from an associate and a jointly-controlled entity totaled $506,000, as compared to our equity in loss of $5.3 million for the nine-month period ended September 30, 2009, due primarily to the ramp-up of crucible manufacturing operations by Jiangxi Sinoma, in which we hold a 33.6% interest.

Income tax benefit (expense).  For the nine-month period ended September 30, 2010, our income tax expense totaled $25.7 million, as compared to our income tax benefit of $24.6 million for the nine-month period ended September 30, 2009. This change was due primarily to our earnings before income tax of $172.9 million during the nine-month period ended September 30, 2010, as compared to our loss before income tax of $234.6 million that we recorded for the nine-month period ended September 30, 2009. Jiangxi LDK Solar, our principal operating subsidiary, is entitled to a preferential income tax rate of 12.5% for the three years beginning from January 1, 2008. Our effective income tax rate was 10.5% and 14.8% for each of the nine-month periods ended September 30, 2009 and 2010, respectively. Our effective income tax rate for the nine-month period ended September 30, 2009 was lower than the 12.5% applicable to Jiangxi LDK Solar due primarily to our incurrence of a loss before taxation combined with our incurrence of certain non-tax deductible expenses, primarily including share-based compensation expenses as well as interest and amortization expenses related to our existing convertible senior notes. Our effective income tax rate for the nine-month period ended September 30, 2010 was higher than the 12.5% applicable to Jiangxi LDK Solar due primarily to an increase in the portion of our income coming from our polysilicon and modules sales during the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2009, as these polysilicon and module sales are subject to a tax rate of 25%. Our higher effective income tax rate for the nine-month period ended September 30, 2010 was also partially due to our incurrence of share-based compensation expenses and interest and amortization expenses relating to our existing convertible senior notes that were not deductible for tax purposes as well as the higher foreign income tax rates applicable to our subsidiaries operating in various foreign jurisdictions. Jiangxi LDK Solar’s preferential income tax rate will increase to 15% in 2011 and will expire at the end of that year. See “Risk Factors—Risks Relating to Business Operations in China—Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.”

Net (loss) income.  For the nine-month period ended September 30, 2010, our net income after taxes before non-controlling interests was $147.2 million, as compared to a net loss of $210.0 million for the nine-month period ended September 30, 2009. This increase was due primarily to our higher net sales and a decrease in our provisions for inventory write-downs.

Earnings (loss) attributable to non-controlling interests.  For the nine-month period ended September 30, 2010, we had earnings attributable to non-controlling interests of $1.6 million, as compared to a loss of $60,000 for the nine-month period ended September 30, 2009. This change was due primarily to earnings attributable to the 15% equity interest in Jiangxi LDK Silicon that we sold to Jiangxi Trust on November 20, 2009.

Net (loss) income attributable to our shareholders.  For the nine-month period ended September 30, 2010, net income attributable to our ordinary shareholders was $145.6 million, as compared to a net loss of $209.9 million attributable to our ordinary shareholders for the nine-month period ended September 30, 2009.

Liquidity and capital resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	Nine-Month Period Ended September 30,
	2009	2010
	(In thousands)

Net cash (used in) provided by operating activities	$(95,160)	$338,929
Net cash used in investing activities	(661,088)	(437,726)
Net cash provided by financing activities	566,549	284,595
Effect of exchange rate changes	1,929	1,303
Net (decrease) increase in cash and cash equivalents	(187,770)	187,101
Cash and cash equivalents at the beginning of period	255,523	384,761
Cash and cash equivalents at the end of period	$67,753	$571,862

Operating Activities

During the nine-month period ended September 30, 2009, our net cash used in operating activities was $95.2 million, primarily due to (i) a $154.2 million increase in our trade accounts receivable and bills receivable, resulting from our policy change, in light of changes to industry practice following the global financial crisis, to offer a credit period to an increasing number of customers while the prepayments we required during 2009 decreased; and (ii) a $17.2 million increase in our pledged bank deposits and a $9.6 million increase in our prepayments to suppliers to secure our future sources of raw materials.

During the nine-month period ended September 30, 2010, our net cash provided by operating activities was $338.9 million primarily due to (i) a $58.7 million increase in advance payments received from customers as a result of the stronger performance of the PV industry during this period, which resulted in many of our customers agreeing to make a higher proportion of prepayments to secure timely delivery of our products; and (ii) a $173.8 million increase in our trade and bills payable resulting primarily from our negotiation of longer credit periods with certain of our major raw materials vendors as part of our liquidity plan. These increases were partially offset by a $91.3 million increase in our prepayments to suppliers, which we made primarily to secure sources of solar cells for our manufacture of solar modules beginning in the first quarter of 2010.

Investing Activities

During the nine-month period ended September 30, 2009, our net cash used in investing activities amounted to $661.1 million due primarily to our investments in additional property, plant and equipment of $598.8 million, our purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site of $14.5 million and cash paid for an investment in an associate and a jointly-controlled entity of $74.5 million. During the nine-month period ended September 30, 2009, we pledged bank deposits of $62.3 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment and $89.5 million of pledged bank deposits related to the purchase of property, plant and equipment were released.

During the nine-month period ended September 30, 2010, our net cash used in investing activities amounted to $437.7 million due primarily to our investments in additional property, plant and equipment of $362.1 million and our purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site for $77.5 million. During the nine-month period ended September 30, 2010, we pledged bank deposits of $13.1 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment and $15.0 million of pledged bank deposits related to the purchase of property, plant and equipment were released.

Financing Activities

During the nine-month period ended September 30, 2009, our net cash provided by financing activities amounted to $566.5 million due primarily to the net increase in our borrowings of $581.7 million during the period. Our aggregate new loans and borrowings during the nine-month period ended September 30, 2009 amounted to $1,783.0 million. We repaid an aggregate principal amount of $1,201.3 million of our loans and borrowings during the period.

During the nine-month period ended September 30, 2010, our net cash provided by financing activities amounted to $284.6 million due primarily to the $437.9 million net increase in our borrowings during the period, partially offset by our $131.6 million repayment of a prepayment made by Q-Cells. Our aggregate new loans and borrowings during the nine-month period ended September 30, 2010 amounted to $1,990.6 million. We repaid an aggregate principal amount of $1,552.7 million of our loans and borrowings during this period.

The aggregate principal amount of our short-term borrowings and current installments of long-term borrowings outstanding as of December 31, 2009 was $980.4 million. The short-term borrowings outstanding as of December 31, 2009 had maturity terms ranging from two to 12 months, with interest rates ranging from 1.044% to 5.310% and a weighted average interest rate of 4.368%. These loans were obtained from various financial institutions. We needed the proceeds from these short-term borrowings for working capital purposes. As of December 31, 2009, we had total long-term borrowings, excluding current installments, of $408.1 million. As of that date, the interest rates of our long-term borrowings ranged from 2.250% to 8.000%.

The aggregate principal amount of our short-term borrowings and current installments of long-term borrowings, outstanding as of September 30, 2010 was $1,207.2 million. The short-term borrowings outstanding as of September 30, 2010 had maturity terms ranging from three to 12 months, with interest rates ranging from 0.289% to 5.841% and a weighted average interest rate of 4.449%. These loans were obtained from various financial institutions. The proceeds from these short-term borrowings for working capital purposes. As of September 30, 2010 we also had additional short-term debt of $359.8 million consisting of our outstanding existing convertible senior notes. As of September 30, 2010, we had total long-term borrowings, excluding current positions, of approximately $640.0 million. As of that date, the interest rates of our long-term borrowings ranged from 1.930% to 8.000%.

Working Capital Deficit

As of December 31, 2009, we had a working capital deficit of $833.6 million, that is, our total current liabilities of $2,220.0 million exceeded our total current assets of $1,386.4 million. As of September 30, 2010, we had a working capital deficit of $1,275.0 million, with our total current liabilities of $3,040.0 million exceeding our total current assets of $1,765.0 million. The increase in our working capital deficit was mainly the result of financing our capital expenditures through short-term borrowings. As of September 30, 2010, we had short-term borrowings and current portions of our long-term debt totaling $1,207.2 million as of September 30, 2010, most of which were the obligations of our subsidiaries in China. As of that date, our current liabilities also included $359.8 million in respect of our outstanding existing convertible senior notes. Our net working capital deficit may raise substantial doubt as to our ability to continue as a going concern. However, we believe that the actions we have taken and the liquidity plan we have developed, if executed successfully, will provide sufficient liquidity to finance our anticipated working capital and capital expenditure requirements for the next 12 months.

Our liquidity plan is summarized below:

•	Reorganization of our polysilicon business. Xinyu Chengdong Construction Investment Corporation, a PRC company wholly owned by the Xinyu City government, or Urban Construction, has agreed to purchase from us, at our option, a 10% equity interest in Jiangxi LDK Silicon for a minimum consideration of Rmb 1.2 billion upon our giving them one month’s notice within 18 months of December 8, 2009, the date on which this agreement was signed, or June 8, 2011. We may sell to Urban Construction or other investors, equity interests in our polysilicon manufacturing operations currently conducted by Jiangxi LDK Polysilicon and Jiangxi LDK Silicon to the extent we believe these sales are supportive of our long-term development. We plan to transfer the equity interests in Jiangxi LDK Silicon and Jiangxi LDK Polysilicon from Jiangxi LDK Solar to LDK Silicon Hong Kong, a subsidiary we established in Hong Kong. We have conducted this reorganization to facilitate additional financing from strategic investors.

•	Bank Financing. On September 26, 2010, we entered into a financing framework agreement with China Development Bank Corporation, or CDB, pursuant to which CDB has agreed to provide, subject to certain conditions and terms to be agreed at each time we request to borrow under this framework agreement, up to Rmb 60.0 billion, or approximately $8.9 billion, of credit to us over a five-year period for our operations in China and overseas. In addition to the framework agreement with CDB, as of January 25, 2011, we had total revolving credit facilities of $3,057.1 million, of which $1,097.9 million is unused. Details of bank financing we have entered into subsequent to September 30, 2010 are described in note 1 to our unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2009 and 2010 included in this prospectus supplement. We believe that we will continue to be able to obtain financing facilities from the banks and financial institutions so that, when we require, the loans due for repayment within the next 12 months can be successfully refinanced with new loans drawn down from existing revolving or other facilities and new financing facilities.

•	Equity offering. We expect to obtain additional funds from the issuance of additional equity in this offering.

•	Cost reduction of capital expenditures. We have been negotiating with a number of our vendors, including suppliers of raw materials, equipment and construction materials, for them to provide us with lower prices or more favorable payment terms in order for us to achieve cost savings for our planned capital expenditures during the next 12 months.

We have taken a number of steps to improve our liquidity position. On November 24, 2010, we commenced the exchange offer, under which we offered to exchange up to $300 million in aggregate principal amount of our currently outstanding existing convertible senior notes for an equal aggregate principal amount of new convertible senior notes and cash. See “—Other Recent Developments—Exchange offer with respect to existing convertible senior notes.” We conducted the exchange offer to reduce the aggregate principal amount of our outstanding existing convertible senior notes under which holders may require us to repurchase all or a portion of their existing convertible senior notes prior to maturity on April 15, 2011. The exchange offer expired at 11:59 p.m., New York City time, on December 22, 2010.

In addition, on December 30, 2010, we and our wholly owned polysilicon-manufacturing subsidiaries entered into a definitive agreement with China Development Bank Capital Corporation Ltd., a wholly owned subsidiary of China Development Bank Corporation, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with another major PRC bank. Under terms of the agreement, these investors agreed to subscribe for 240 million series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd., one of our wholly owned subsidiaries incorporated in the Cayman Islands, for an aggregate price of $240 million, subject to the various PRC governmental approvals relating to foreign investments in foreign enterprises as well as corporate approvals of each party. See “—Other Recent Developments—Agreement to sell minority stake in polysilicon business.”

Obtaining additional bank financing is one element of our liquidity plan. In general, our ability to borrow money under the arrangements with our lenders, including our framework agreement with CDB, is subject to credit reviews and any other conditions imposed by the lenders at the time we borrow money. In addition, our failure to comply with certain covenants in our loan agreements may make it more difficult to obtain these borrowings.

See “Risk Factors—Risks Relating to Our Company and Our Industry—We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern” for a more detailed discussion of risks relating to our working capital deficit and our liquidity plan.

Capital Expenditures

To implement our vertical integration strategy, we invested $689.5 million and $392.9 million in capital expenditures during the nine-month periods ended September 30, 2009 and 2010, respectively, primarily to build and expand our wafer and ingot processing plant, purchase production equipment and construct our polysilicon production plant.

Our capital expenditures are expected to increase in the future as we expand our wafer, polysilicon, cell and module production capacity in line with our vertical integration strategy. We estimate that we will have capital expenditures of approximately $400 million to $500 million in 2011 in connection with the continued development and ramp-up of our two polysilicon production plants, the expansion of the construction of our Anhui facility and our planned wafer production capacity expansion.

We will need additional funding to finance our planned vertical integration and working capital requirements and to repay indebtedness. In addition, we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Prepayments to Suppliers

In order to secure a stable supply of raw materials for our polysilicon, wafer and module businesses, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they are expected to be utilized after 12 months. As of December 31, 2009 and September 30, 2010, we had prepayments to suppliers of $67.3 million and $160.4 million, respectively, and prepayments to suppliers to be utilized beyond one year of $26.5 million and $14.8 million, respectively. Prepayments to suppliers are reclassified to inventories when we apply the prepayments to related purchases of raw materials for our businesses, and these reclassifications are not reflected in our consolidated cash flows from operations.

We make prepayments without receiving any collateral, and, as a result, we are subject to counterparty risks. Any claims we were to make for these prepayments would rank as unsecured claims, exposing us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. See “Risk Factors—Risks Relating to Our Company and Our Industry—We have entered into long-term sales contracts with some of our customers that may be renegotiated at terms less favorable to us, result in the return of prepayments we have received, or which our customers may breach or otherwise fail to perform under. Any such changes, refunds or breaches may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings” for a discussion on risks relating to our prepayment obligations to our suppliers.

Advance Payments from Customers

As of September 30, 2010, advance payments from our customers amounted to $383.9 million, an increase of $7.1 million as compared to $376.8 million received as of December 31, 2009. These prepayments represent prepayments made to us by our customers under supply agreements, primarily for wafers and polysilicon products.

Contractual Commitments

We have entered into substantial commitments for future purchases of raw materials and equipment, including raw materials and production equipment related to our planned capacity expansion. As of September 30, 2010, such commitment amounted to approximately $495.0 million in total, including approximately $268.1 million for the 12 months ending September 30, 2011 and approximately $226.9 million for the 12 months ending September 30, 2012. Our actual purchases of raw materials and production equipment in the future may exceed these amounts.

Other Recent Developments

Legal proceedings

We and our directors and officers have been and in the future may be involved in allegations, litigation or legal or administrative proceedings, including those related to alleged violations of securities laws. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in incurring substantial legal and administrative expenses, as well as divert the attention of our management.

Dispute with Q-Cells and amendment to the Q-Cells supply agreement

On December 4, 2009, we and Q-Cells jointly announced that an amendment to our supply agreement of December 2007, pursuant to which we had agreed to supply solar wafers to Q-Cells for a 10-year period from 2009 to 2018. The amendment of the supply agreement followed negotiations aimed to resolve a dispute between us and Q-Cells following Q-Cell’s August 2009 announcement of its claim to terminate the supply agreement. Under the terms of the amendment, we agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells agreed not to draw down the prepayment guarantee in respect of the original agreement. In September 2010, we further amended the supply agreement whereby we have agreed to repay Q-Cells’ $244.5 million prepayment in its entirely by the end of 2011, with payments made in 2010 totaling $135 million. As of September 30, 2010, we had repaid $112.4 million of this amount. The September 2010 amendment also terminated the preferential treatment provided in the prior supply agreement relating to purchases by Q-Cells of our PV products.

Principal shareholder and related party transactions

Mr. Xiaofeng Peng, our founder, chairman, chief executive officer and ultimate controlling shareholder, in his personal capacity, and his family members, are engaged in certain alternative energy projects, including a company that is developing a project involving thin-film solar technology. LDK New Energy, our immediate controlling shareholder that is wholly owned by Mr. Peng, is the beneficial owner of all of the equity interest of this thin-film solar company. Thin-film solar technology is an alternative method of producing solar power products compared to our crystalline wafer-based solar technology and products. Mr. Peng and his family members may finance such alternative energy projects, including the thin-film solar project, in part, through proceeds from LDK New Energy’s sales of a portion of its equity interest in our company. In addition, LDK New Energy has entered into loan facilities with financial and banking institutions to finance the thin-film solar project. As of the date of this prospectus supplement, LDK New Energy has pledged up to 45.5 million shares, including ADSs. Mr. Peng and his family members may from time to time obtain additional borrowings to fund investments in such alternative energy projects from financial institutions, which may be secured by additional pledges of a portion of LDK New Energy’s shares in our company. These future financing arrangements may be structured in such a way that Mr. Peng would be required to pledge additional shares or other collateral if the market value of the pledged shares does not meet specified levels.

In February 2010, we entered into an agreement with Best Solar and acquired its crystalline module manufacturing equipment. In connection with our acquisition of the crystalline module manufacturing equipment, Best Solar has undertaken not to engage in crystalline module production in competition with us.

Entry into multi-year wafer and polysilicon supply contract with Shangxi Lu’an Photovoltaic Technology Co., Ltd.

In December 2010, we entered into a multi-year wafer and polysilicon supply contract with Shangxi Lu’an Photovoltaic Technology Co., Ltd., a subsidiary of Lu’an Group, a leading PRC energy enterprise. Under the terms of the contract, we will provide 120 MW of solar wafers from January 2011 through December 2012 and 2,000 MT of polysilicon from January 2011 through February 2013.

Exchange offer with respect to existing convertible senior notes

On November 24, 2010, we launched an exchange offer for up to $300 million in aggregate principal amount of our outstanding existing convertible senior notes for an equal aggregate principal amount of new convertible senior notes, and cash in an amount not greater than $100 nor less than $85, as amended, per $1,000 in principal amount of such existing convertible senior notes. We made the exchange offer to induce holders to exchange their existing convertible senior notes for new convertible senior notes which do not have a put option exercisable by holders on April 15, 2011. Pursuant to the exchange offer, we accepted $31.918 million in aggregate principal amount of our existing convertible senior notes in the exchange offer.

Agreement to sell minority stake in polysilicon business

On December 30, 2010, we and our wholly owned polysilicon-manufacturing subsidiaries entered into a definitive agreement with China Development Bank Capital Corporation Ltd., a wholly owned subsidiary of China Development Bank Corporation, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with another major PRC bank.

Under the terms of the agreement, these investors agreed to subscribe for 240 million shares of series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd., one of our wholly owned subsidiary incorporated in the Cayman Islands, or the Polysilicon Subsidiary, for an aggregate price of $240 million, subject to various PRC governmental approvals relating to investments in foreign enterprises. The Polysilicon Subsidiary is expected to hold all of our polysilicon businesses. These preferred shares represent, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of the Polysilicon Subsidiary on a post-money basis. These preferred shares are convertible into the ordinary shares of the Polysilicon Subsidiary at the option of the holders at an initial conversion ratio of 1:1, subject to customary anti-dilution provisions and an assumed investment internal rate of return of 23% on the subscription price paid by the investors for the fiscal year 2010 and 2011 as calculated by the targeted net profit of the Polysilicon Subsidiary during each of these fiscal years. We also agreed to pledge 15% of the equity interest of Jiangxi LDK Solar Hi-Tech Co., Ltd. to secure our commitments under the agreement, and to compensate the investors with cash if the Polysilicon Subsidiary fails to achieve the net income targets described above; however, the investors will not be entitled to this compensation if the Polysilicon Subsidiary completes a qualified initial public offering (as defined in the agreement) during 2011. The investors also have the right to redeem their series A redeemable convertible preferred shares within a two-year period of the consummation of the investment at a redemption price equal to 100% of the subscription price plus a 23% investment internal rate of return if certain material events, including failure to meet net profit targets, occur prior to a qualified initial public offering or if the Polysilicon Subsidiary fails to consummate its qualified initial public offering within two years of the closing of the investment. The agreement provides the investors with certain veto rights over specified matters in respect of the Polysilicon Subsidiary, rights to access certain information relating to our polysilicon businesses, and the customary registration rights. The investment is subject to certain closing conditions, including governmental and corporate approvals of each party.

Repurchase of 15% equity interest in Jiangxi LDK PV Silicon Technology Co., Ltd.

On November 20, 2009, we completed the sale of a 15% equity interest in Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK Silicon, which owns our polysilicon plant that has a 15,000 MT designed annualized production capacity, to Jiangxi Trust, for Rmb 1.5 billion. In December 2010, we repurchased the 15% equity interest in Jiangxi LDK PV Silicon Technology Co., Ltd. from Jiangxi Trust at the same price.

Agreement to acquire 70% of SPI

On January 5, 2011, we entered into a stock purchase agreement with SPI in connection with our purchase of (i) series A preferred stock and common stock of SPI and (ii) certain assets, including manufacturing equipment from SPI’s facility in Nanyue, Shenzhen, China. In the stock purchase agreement, we and SPI agreed to jointly develop utility-scale solar projects in the U.S. and other locations. The transaction is scheduled to complete in two stages. In the first stage, (i) SPI will issue and we will purchase an aggregate of 42,835,947 shares of common stock, representing approximately 44.9% of SPI’s issued and outstanding share capital, for an aggregate purchase price of $10,708,987; and (ii) SPI will sell and transfer the assets of the Shenzhen facility, which are used for the manufacture of solar modules and other solar system products, for a consideration of $409,042. In the second stage, SPI will issue and we will purchase an aggregate of 20,000,000 shares of series A preferred shares, representing a 25.1% of interest of SPI’s issued and outstanding share capital, for an aggregate purchase price of $22,227,669, resulting in an aggregate purchase price of $32,936,656 for completion of these transactions. The aggregate number of shares that we will acquire upon completion will constitute 70% of the then-issued and outstanding share capital of SPI on an as-converted, fully-diluted basis.

The first stage was completed on January 10, 2011, and pursuant to the stock purchase agreement, our chairman, chief executive officer and principal shareholder, Mr. Xiaofeng Peng, was appointed as the non-executive chairman of SPI’s board of directors, and Mr. Jack Lai, our executive vice president and chief financial officer, was appointed as a director of SPI. Upon completion of the second stage, we will be entitled to designate two additional directors to SPI’s board of directors.

Bank borrowings

From October 1, 2010 to January 25, 2011, we obtained additional secured and unsecured short-term bank borrowings of $947.8 million with interest rates ranging from 0.284% to 5.841% and secured and unsecured long-term bank borrowings of $139.8 million with interest rates ranging from 3.755% to 8.200% (subject to repricing annually), and repaid short-term borrowings and current installments of long-term borrowings totaling $773.8 million. As of January 25, 2011, our short-term borrowings and current installments of long-term borrowings and long-term borrowings amounted to $1,523.4 million and $637.7 million, respectively. As of January 25, 2011, we had total revolving credit facilities of $3,057.1 million, of which $1,097.9 million was unused.

Related Party Transactions

For the nine-month periods ended September 30, 2009 and 2010, in addition to the guarantees and security provided by related parties for our bank borrowings, the principal related party transactions and amounts outstanding with our related parties are summarized as follows:

	Nine-Month Period Ended September 30,
	2009	2010
	(In thousands)

Sales of wafers under related parties arrangement(1)	55,068	—
Sales of modules to Best Solar	—	1,670
Purchases of modules from related parties(2)	31,843	80,476
Purchases of module production equipment from Best Solar(3)	—	21,248
Purchases of low-value consumables from a related party(4)	192	1,338
Purchases of auxiliary materials from a related party(5)	—	5,260
Purchases of crucibles from an associate(6)	1,038	8,602
Repayment of loan obtained from a related party(7)	2,195	—

(1)	During the nine-month period ended September 30, 2009, Jiangxi LDK Solar entered into three wafer sales contracts with Gintech and one wafer sales contract with Motech with aggregate contract value of $52.4 million and $3.8 million, respectively, collectively, the Wafer Sales Contracts. In addition, Gintech and Motech entered into agreements to sell corresponding quantities of cells, or Cell Sales Agreements, to Best Solar. We agreed separately with each of Gintech and Motech that Wafer Sales Contracts would be void if Best Solar did not procure the cells from them pursuant to the Cell Sales Agreements. During the nine-month period ended September 30, 2009, Jiangxi LDK Solar recognized revenue of $55.1 million relating to these Wafer Sales Contracts when Gintech and Motech accepted delivery of wafers supplied by us and Best Solar accepted delivery of cells supplied by each of Gintech and Motech.

(2)	We purchased crystalline modules of $31.8 million and $29.4 million from Best Solar during the nine-month periods ended September 30, 2009 and 2010, respectively. We also purchased raw materials and supplies relating to crystalline modules production of $51.1 million from Best Solar during the nine-month period ended September 30, 2010. Furthermore, we made a prepayment of $6.6 million to Best Solar under a thin-film module purchase agreement during the nine-month period ended September 30, 2010, as we have committed to build a solar farm in Jiangxi Province will consist of both crystalline and thin-film modules.

(3)	On February 28, 2010, we purchased from Best Solar crystalline module production equipment and related assets for a consideration of $21.2 million, which constituted their fair value in the market and carrying value as recorded in the books of Best Solar.

(4)	We purchased low-value consumables such as gloves, caps and other protective gear, from Jiangxi Liouxin Industry Co., Ltd., or Jiangxi Liouxin, a company controlled by Mr. Peng, of $192,000 and $1.3 million during the nine-month periods ended September 30, 2009 and 2010, respectively. The outstanding amount due to Jiangxi Liouxin as of September 30, 2010 was $1.2 million.

(5)	We purchased materials for our module production of $5.3 million from Saiwen Industry (Suzhou) Co., Ltd., or Saiwen Industry, a company controlled by Mr. Peng, during the nine-month period ended September 30, 2010. During the nine-month period ended September 30, 2010, we also made a prepayment of $305,000 to Saiwen Industry for purchases of auxiliary materials to be delivered in subsequent periods. The outstanding amounts due from and due to Saiwen Industry as of September 30, 2010 were $305,000 and $2,100,000, respectively.

(6)	We purchased crucibles from Jiangxi Sinoma, which is an associate of Jiangxi LDK Solar, of $1.0 million and $8.6 million during the nine-month periods ended September 30, 2009 and 2010, respectively. During the nine-month period ended September 30, 2010, we also made a prepayment of $318,000 to Jiangxi Sinoma for purchases of crucibles to be delivered in subsequent periods. As of September 30, 2010, the outstanding amounts due from and due to Jiangxi Sinoma as of September 30, 2010 were $318,000 and $8.1 million, respectively.

(7)	In December 2008, Jiangxi LDK Solar borrowed $2.2 million under an unsecured loan with an interest rate of 5.04% per annum from Jiangxi Sinoma. This loan was repaid in April 2009.

In addition to the transactions discussed above, certain of our executives and employees exercised share options that vested in 2007, 2008, 2009 and during the nine-month period ended September 30, 2010. Pursuant to PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax. We will record the related withholding tax liability in accordance with the relevant tax regulations and will withhold and remit this tax when the shares are sold by the officers and employees in the future. We had an outstanding receivables from these executives and employees of $41.8 million and $42.9 million as of December 31, 2009 and September 30, 2010, respectively, in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in our other current assets.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $142.8 million, after deducting estimated discounts and commissions but before deducting estimated offering expenses.

We expect to use the net proceeds from this offering for general corporate purposes.

The foregoing represents our current intentions with respect to the use of our net proceeds of this offering based upon our present plans and business conditions. However, our management will have significant flexibility and discretion in applying our net proceeds from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending use of any net proceeds, we intend to invest such net proceeds in short-term, interest-bearing deposits with commercial banks.

PRICE RANGE OF OUR ADSs

For the period from June 1, 2007 (commencement of trading of our ADSs on the New York Stock Exchange) to January 26, 2011 the closing price of our ADSs on the New York Stock Exchange ranged from $4.04 to $73.95 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the New York Stock Exchange.

	High	Low

Annual Highs and Lows
2007 (from June 1)	$73.95	$23.20
2008	51.26	9.95
2009	16.01	4.04
2010	13.90	5.00
Quarterly Highs and Lows
2009
First Quarter	16.01	4.04
Second Quarter	13.90	6.78
Third Quarter	11.99	8.53
Fourth Quarter	9.25	5.23
2010
First Quarter	8.21	6.01
Second Quarter	8.43	5.00
Third Quarter	10.45	5.20
Fourth Quarter	13.90	9.80
Monthly Highs and Lows
July 2010	6.83	5.20
August 2010	7.61	6.50
September 2010	10.45	7.15
October 2010	12.82	9.80
November 2010	13.90	10.00
December 2010	11.25	10.03

On January 26, 2011, the last reported closing sale price of our ADSs on the New York Stock Exchange was $13.02 per ADS.

CAPITALIZATION

The following table sets forth our capitalization (long-term debt plus total shareholders’ equity) as of September 30, 2010:

•	on an actual basis; and

•	on an adjusted basis to reflect the sale of the ADSs by us in this offering at a public offering price of $12.40 per ADS.

You should read this table in conjunction with our unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2009 and 2010 beginning on page F-1 and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine-Month Period Ended September 30, 2010.”

	As of September 30, 2010
	Actual	As Adjusted
	(In thousands)

Long-term borrowings, excluding current installments	$640,043	$640,043
Convertible senior notes	31,631	31,631
Equity:
Ordinary shares, $0.10 par value; 499,580,000 shares authorized; 133,166,949 shares issued and 132,627,436 shares outstanding on an actual basis,(1) and 145,166,949 shares issued and 144,627,436 shares outstanding on an as adjusted basis	13,263	14,463
Additional paid-in capital	769,865	909,286
Statutory reserve	29,676	29,676
Accumulated other comprehensive income	108,676	108,676
Retained earnings	112,833	112,833
Total LDK Solar Co., Ltd. shareholders’ equity	1,034,313	1,174,934
Non-controlling interests	39,833	39,833

Total equity	1,074,146	1,214,767
Total capitalization	$1,745,820	$1,886,441

(1)	Excludes 10,740,711 ordinary shares reserved for future issuance upon the exercise of options outstanding as of September 30, 2010 granted under our 2006 stock incentive plan.

In addition to the long-term borrowings reflected in the table above, as of September 30, 2010, our current liabilities as of September 30, 2010 included short-term borrowings and current installments of long-term borrowings of $1,207.2 million and $359.8 million of our existing convertible senior notes that constituted short-term indebtedness. We may be required by the holders of existing convertible senior notes to repurchase all or a portion of their existing convertible senior notes on April 15, 2011 at a price equal to 100% of the principal amount of such notes plus accrued and unpaid interest, up to, but excluding, the repurchase date.

For details of our debt outstanding as of September 30, 2010, see our unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2009 and 2010 beginning on page F-1.

Subsequent to September 30, 2010, we have entered into a number of transactions, including the following:

•	Exchange offer with respect to our existing convertible senior notes;

•	Agreement to sell a minority stake in our polysilicon business;

•	Repurchase of 15% equity interest in Jiangxi LDK PV Silicon Technology Co., Ltd.; and

•	Agreement to acquire 70% of SPI.

You may find additional information on these transactions in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine-Month Period Ended September 30, 2010—Other Recent Developments.”

DILUTION

Our as adjusted net book value as of September 30, 2010 was approximately $1,465.6 million, or $10.27 per ordinary share and $10.27 per ADS, based upon 142,681,529 shares outstanding as of that date after giving effect to the conversion of our Convertible Notes into 10,054,093 ordinary shares at the initial conversion rate of 25.4534 per $1,000 of such notes. As adjusted net book value per ordinary share is calculated by dividing our as adjusted net book value by the number of outstanding ordinary shares (after giving effect to the conversion of our Convertible Notes described above). Our as adjusted net book value is calculated by subtracting our total liabilities from our total assets. After giving additional effect to the sale by us of 12,000,000 ADSs offered in this offering at a public offering price of $12.40 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net book value as of September 30, 2010 would have been $1,606.2 million, or $10.38 per ordinary shares and $10.38 per ADS. This represents an immediate increase in the as adjusted net book value of $0.11 per ordinary share and $0.11 per ADS to our existing shareholders and an immediate dilution in the net book value of $2.02 per ordinary share and $2.02 per ADS to you and other purchasers of our ADSs in this offering.

The following table illustrates the dilution based on a public offering price of $12.40 per ADS:

Public offering price per ordinary share	$12.40
As adjusted net book value per ordinary share as of September 30, 2010	10.27
Increase per ordinary share attributable to you and other new investors	0.11
Pro forma as adjusted net book value per ordinary share after giving effect to this offering	10.38
Dilution per ordinary share in as adjusted net book value to you and other new investors in this offering	$2.02

The foregoing table does not take into effect further dilution to you and other new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering.

As of September 30, 2010, there were:

•	10,740,711 ADSs issuable upon the exercise of options outstanding; and

•	2,522,033 ADSs reserved for future issuance under our 2006 share incentive plan.

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business.

We are a holding company and our cash flow depends principally on dividends from our principal operating subsidiaries, most of which are foreign-invested enterprises in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations.

Our board of directors has complete discretion as to whether we will pay dividends in the future. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

The depositary has agreed to distribute any dividend we declare and pay on our ordinary shares evidenced by ADSs to the holders of our ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less its fees and expenses payable under the deposit agreement and after deduction of any applicable taxes. The depositary may send to you anything else we distribute on deposited securities by means it considers lawful and reasonably practical. If it cannot make the distribution that way, the depositary may decide to sell what we distribute and distribute the net proceeds in the same way as it does with cash or hold what we distribute if it cannot be sold. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of Securities—Dividends” and “Description of Securities—American Depositary Shares” in the accompanying prospectus for additional information.

EXCHANGE RATE INFORMATION

We conduct substantially all of our business operations in and from China with a substantial portion of our sales denominated in Renminbi, while a significant portion of our costs and expenses is denominated in U.S. dollars. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through regulation of the conversion between Renminbi and foreign currencies.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On January 21, 2011, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 6.5831.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 101,962,503 ADSs representing 70.3% of our ordinary shares outstanding. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. We have not listed and do not expect to list our ordinary shares.

Lock-Up Agreements

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; whether any such transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise; or

•	file any registration statement with the Commission relating to the offering of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The foregoing restrictions will not apply to:

•	the ordinary shares or ADSs to be sold pursuant to this prospectus supplement; or

•	the issuance by us of ordinary shares or ADSs upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing.

In addition, each of our directors and executive officers and LDK Energy have agreed that, without the prior written consent of the representatives on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs beneficially owned (as such term is used in the Exchange Act) by them or any other securities so owned convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to our ordinary shares, ADSs or other securities acquired in open market transactions after the completion of this offering;

•	the pledge by LDK New Energy of additional ordinary shares (including ordinary shares represented by ADSs) pursuant to margin call requirements under Mr. Peng’s Rule 10b5-1 plan and a credit agreement dated as of September 25, 2009 among LDK New Energy, Mr. Peng, Best Solar, Merrill Lynch (Bermuda) Services Ltd. and other parties, provided that the total number of ordinary shares (including ordinary shares represented by ADSs) pledged under the agreements described above, including pledge of additional ordinary shares (including ordinary shares represented by ADSs) permitted under this bullet point, does not exceed 45,500,000 ordinary shares (including ordinary shares represented by ADSs); and

•	the sale by two of our executive officers of up to an aggregate of 56,000 ordinary shares (including ordinary shares represented by ADSs).

In addition, each of our directors and executive officers agrees that, without the prior written consent of the representatives on behalf of the underwriters, he/she will not, during the period commencing on the date hereof and ending 90 days after the date of the prospectus supplement, make any demand for or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs. They have also agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of our ordinary shares or ADSs except in compliance with the foregoing restrictions.

The 90-day lock-up period is subject to adjustment under certain circumstances. If, (i) during the last 17 days of the 90-day lock- up period we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 90-day lock-up period, the lock-up will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is our affiliate or who has been our affiliate at any time during the three months preceding a sale and who has beneficially owned our ordinary shares for at least six months, is entitled to sell within any three-month period a number of ordinary shares that are “restricted securities” under the Securities Act that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 1.45 million shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales by such affiliated persons under Rule 144 must be through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold, in the form of ADSs or otherwise, for at least six months, including the holding period (in case of restricted securities) of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 so long as we remain a reporting company and comply with our reporting obligations. After a holding period of one year, such non-affiliated persons may sell our shares or ADSs whether or not we continue to be a reporting company or to comply with our reporting obligations.

TAXATION

The following summary of material Cayman Islands, PRC and United States federal tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus supplement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or to holders of our ordinary shares or ADSs solely by reason of becoming holders of our ordinary shares or ADSs levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors, such as dividends from our PRC subsidiaries to our Cayman Islands holding company, were exempt from any PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs or ordinary shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

On March 16, 2007, the National People’s Congress promulgated a tax law named “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as of January 1, 2008. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%. If we are treated as a “resident enterprise,” dividends received from our PRC subsidiaries may be excluded from our taxable income as the EIT Law provides that dividend income between qualified “resident enterprises” is exempt from income tax.

Moreover, the EIT Law provides that a withholding tax of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a Cayman Islands holding company and substantially all of our income is derived from dividends we receive from our operating subsidiaries located in China. Thus dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the EIT Law. Gain from the disposition of our ordinary shares or ADSs may be subject to 10% income tax if we are considered a “resident enterprise.”

We believe that under the existing implementation regulations of the EIT Law, dividends paid by us to holders of our ordinary shares or ADSs should not be deemed to be derived from sources within China under the EIT Law and therefore should not be subject to the 10% withholding tax. However, what will constitute income derived from sources within China is currently unclear. In addition, we believe that gains on the disposition of shares or ADSs should not be subject to PRC tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possible with retroactive effect.

Certain United States Federal Income Taxation Considerations

The following is a general discussion of certain United States federal income tax consequences to U.S. Holders (defined below) under present law of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary applies only to U.S. Holders that hold our ordinary shares or ADSs as capital assets and that have the U.S. dollar as their functional currency.

This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Code, current and proposed U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ordinary share or ADS as part of a straddle, constructive sale, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ordinary shares or ADSs through partnerships or other entities classified as partnerships for United States federal income tax purposes.

Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of our ordinary shares or ADSs.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares or ADSs and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding ordinary shares or ADSs, you should consult your tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for

ADSs will not be subject to United States federal income tax. The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or certain intermediaries in the chain of ownership, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary receipts. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for qualified dividend income, could be affected by actions taken by such parties or intermediaries.

Taxation of dividends and other distributions on the ordinary shares or ADSs

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution (including the amount of any PRC taxes withheld, if any) made to you with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our ordinary shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that any distributions will generally be reported to U.S. Holders as dividends.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange. Moreover, as explained in further detail below, we do not expect to be a PFIC for our current taxable year or the foreseeable future. Based on existing guidance, it is not entirely clear whether dividends received with respect to the ordinary shares will be treated as qualified dividend income because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. The rules governing foreign tax credits are complex. Investors are urged to consult with their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

In the event that we are required to withhold PRC income tax on dividends paid to you with respect to our ordinary shares or ADSs under the PRC enterprise income tax law, subject to applicable limitations you will generally be able to claim a foreign tax credit in respect of the withheld tax. Subject to generally applicable limitations, you may be able to claim a deduction instead of the foreign tax credit. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or deduction under your particular circumstances.

Taxation of disposition of ordinary shares or ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, the PRC enterprise income tax law may apply to gains on the sale and disposition of our ordinary shares or ADSs. If we are deemed to be a resident of China under the U.S.-PRC Avoidance of Double Taxation Treaty, such gain may be treated as arising from sources within China. You are urged to consult your tax advisors regarding the tax consequences if PRC withholding tax is imposed on the disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive foreign investment company rules

We do not believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year, do not expect to be a PFIC for our current taxable year, and provided that our passive income does not exceed our gross loss (if any) from operations we do not expect to become a PFIC in the foreseeable future. Our actual PFIC status for our current taxable year ending December 31, 2011 will not be determinable until after the close of our current taxable year ending December 31, 2011 and accordingly, there is no guarantee that we will not be a PFIC for 2011 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares.

If we are a PFIC for any year in which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including certain pledges) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs in a taxable year when we are a PFIC, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs as well as to any loss realized on the actual sale or disposition of the ADSs in a taxable year when we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs that are described above in “— Taxation of dividends and other distributions on the ordinary shares or ADSs” would, except as described below with respect to qualified dividend income, apply to distributions by us in years subsequent to the year in which you made the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the New York Stock Exchange, and we expect, although no assurance can be given, that they will be regularly traded on the New York Stock Exchange. It is unclear whether the ordinary shares will be treated as “marketable stock” for purpose of the mark-to-market rules. You are urged to consult your own tax advisors regarding the U.S. federal income tax consequences that would arise if we are treated as a PFIC while you hold ordinary shares or ADSs.

In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Instead, you must include the gross amount of any such dividend paid by us in your gross income, and it will be subject to tax at rates applicable to ordinary income. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or ordinary shares, you will be treated as having a new holding period in your ADSs or ordinary shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies.

If your ADSs or ordinary shares are treated as shares in a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election, which, like the mark-to-market election, is a means by which U.S. taxpayers may elect out of the tax treatment that generally applies to PFICs.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

In addition, under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you generally are required to file an annual report containing such information as the U.S. Treasury may require.

Recently enacted legislation — Medicare tax

Recently enacted legislation will impose a 3.8% tax with respect to certain individuals, trusts and estates on the lesser of (i) modified adjusted gross income in excess of $200,000 ($250,000 for joint-filers) and (ii) net investment income, in either case for taxable years beginning after December 31, 2012. For these purposes, net investment income will generally include any dividends paid to you with respect to the ADSs or ordinary shares and any gain realized on the sale, exchange or other taxable disposition of an ADS or ordinary share.

Information reporting and backup withholding

In general, information reporting for United States federal income tax purposes will apply to distributions made on the ordinary shares or ADSs paid within the United States to a non-corporate U.S. Holder and on sales or other dispositions of the ordinary shares or ADSs to or through a United States office of a broker by a non-corporate U.S. Holder. Payments made outside the United States will be subject to information reporting in certain circumstances.

In addition, backup withholding of United States federal income tax at a rate of 28% will apply to distributions made on ordinary shares or ADSs within the United States to a non-corporate U.S. Holder and on sales of ordinary shares or ADSs to or through a United States office of a broker by a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	in certain circumstances, fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.

Recently enacted legislation imposes new reporting requirements on certain U.S. investors in connection with holding interests of a foreign company, including ADSs or ordinary shares, either directly or through a “foreign financial institution.” This new legislation also imposes penalties if such investor is required to submit such information to the Internal Revenue Service and fails to do so. You should consult your tax advisor regarding these new reporting requirements.

UNDERWRITING

We are offering the ADSs through the underwriters named below. Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG are the representatives of the underwriters and are acting as joint book runners for the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ADSs listed next to its name in the following table:

Underwriters	Number of ADSs

Citigroup Global Markets Inc.	4,320,000
Deutsche Bank Securities Inc.	3,840,000
UBS AG	3,840,000

Total	12,000,000

The underwriting agreement provides that the underwriters must buy all of the ADSs if they buy any of them. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

UBS AG will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, UBS Securities LLC.

Our ADSs are offered subject to a number of conditions, including:

•	receipt and acceptance of our ADSs by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,800,000 additional ADSs at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus supplement. To the extent the option is exercised, in whole or in part, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriters’ name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

Commissions and discounts

ADSs sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. If all the ADSs are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The following table shows the offering price per ADS and the total offering price, underwriting discounts and commissions we will pay to the underwriters, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional           ADSs.

	Per ADSs	No Exercise	Full Exercise

Public offering price	$12.40	$148,800,000	$171,120,000
Underwriting discounts and commissions	$0.50	$6,000,000	$6,900,000
Proceeds, before expenses, to us	$11.90	$142,800,000	$164,220,000

The underwriting discounts and commissions per ADS equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS.

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2,179,000. In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of the ADSs offered pursuant to this prospectus supplement and any accompanying prospectus.

Lock-up agreements

We have agreed that, without the prior written consent of each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

These restrictions do not apply to:

•	the sale of our ordinary shares in the form of ADSs to the underwriters in this offering; and

•	the issuance by us of ordinary shares upon the exercise of options pursuant to our 2006 stock incentive plan.

Each of our directors and executive officers and LDK New Energy have agreed that, without the prior written consent of each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and UBS AG, they will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to sell, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs, or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement; whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities of ours, in cash or otherwise.

These restrictions do not apply to:

•	transactions relating to our ordinary shares, ADSs or other securities acquired in open market transactions after the completion of this offering;

•	the pledge by LDK New Energy of additional ordinary shares (including ordinary shares represented by ADSs) pursuant to margin call requirements under Mr. Peng’s Rule 10b5-1 plan and a credit agreement dated as September 25, 2009 among LDK New Energy, Mr. Peng, Best Solar, Merrill Lynch (Bermuda) Services Ltd. and other parties, provided that the total number of ordinary shares (including ordinary shares represented by ADSs) pledged under the agreements described above, including pledge of additional ordinary shares (including ordinary shares represented by ADSs) permitted under this bullet point, does not exceed 45,500,000 ordinary shares (including ordinary shares represented by ADSs); and

•	the sale by two of our executive officers of up to an aggregate of 56,000 ordinary shares (including ordinary shares represented by ADSs).

In addition, each of our directors and executive officers and LDK New Energy have agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of our ordinary shares or ADSs except in compliance with the foregoing restrictions.

The 90-day lock-up period is subject to adjustment under certain circumstances. If, during the last 17 days of the 90-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification and contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

New York Stock Exchange listing

Our ADSs are listed on the New York Stock Exchange under the symbol “LDK.”

Price stabilization, short positions and penalty bids

In connection with facilitating the offering of the ADSs, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ADSs, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress. These transactions may also include making short sales of our ADSs, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering.

The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchased ADSs in this offering. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Affiliations

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling restrictions

Australia

This prospectus supplement is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus supplement does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus supplement is not a wholesale client, no offer of, or invitation to apply for, our ADSs shall be deemed to be made to such recipient and no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Cayman Islands

This prospectus supplement does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters may not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Centre (DIFC)

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus supplement is intended for distribution only to Professional Investors. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this prospectus supplement nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus supplement you should consult an authorised financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive, each a Relevant Member State, with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our ADSs which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation

Date, an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression “offered to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ADSs to be offered so as to enable an investor to decide to purchase or subscribe for our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

Hong Kong

Our ADSs may not be offered or sold in Hong Kong, by means of this prospectus supplement or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Italy

This offering of the ADSs has not been registered with the Commissione Nazionale per la Società e la Borsa (CONSOB) pursuant to Italian securities legislation. The ADSs offered by this prospectus supplement and accompanying prospectus may neither be offered or sold, nor may this prospectus supplement and accompanying prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

•	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (Decree No. 385), Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 of May 14, 1999 and any other applicable laws and regulations;

•	made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No, 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB

Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase the ADSs; and

•	in compliance with all relevant Italian securities and tax laws and regulations.

Any investor purchasing the ADSs in the offer is solely responsible for ensuring that any offer or resale of the ADSs it purchased in the offer occurs in compliance with applicable laws and regulations. This prospectus supplement and accompanying prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Article 100-bis of the Legislative Decree No. 58 of February 24, 1998 affects the transferability of the ADSs in Italy to the extent that any placement of the ADSs is made solely with qualified investors and such ADSs are then systematically resold to non-qualified investors on the secondary market at any time in the 12 months following such placement. Should this occur without the publication of a prospectus, and outside of the application of one of the exemptions referred to above, retail purchasers of the ADSs may have their purchase declared void and claim damages from any intermediary which sold them the ADSs.

Japan

Our ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our ADSs will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, the ADSs may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus supplement (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

New Zealand

At the time any ADS is issued, each underwriter may not offer for subscription any ADS or distribute any advertisement in relation to any ADS to the public in New Zealand and may not acquire any ADS with a view to selling it to the public in New Zealand, nor may it sell or offer for sale any ADS to the public in New Zealand within six months after the issue of such ADS (all such conduct to be interpreted in accordance with the Securities Act 1978), and may therefore enter into such conduct only with:

•	persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and

•	any other person who in all the circumstances can properly be regarded as having been selected otherwise than as a member of the public in New Zealand within the meaning of the Securities Act 1978.

People’s Republic of China

This prospectus supplement has not been and will not be circulated or distributed in the People’s Republic of China, or PRC. Any of the ADSs has been offered or sold, and will not be offered or sold, directly or indirectly, to any person for re-offering or resale to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, PRC does not include Hong Kong, Macau and Taiwan.

Qatar

In the State of Qatar, the offer of the ADSs is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus supplement and the ADSs have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus supplement shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus supplement by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus supplement may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus supplement, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus supplement. Prospective purchasers of the ADSs offered hereby should conduct their own due diligence on the accuracy of the information relating to the ADSs. If you do not understand the contents of this prospectus supplement you should consult an authorised financial adviser.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our ADSs is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our ADSs is suitable for them.

Where our ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

United Arab Emirates (UAE)

We have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This prospectus supplement is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The ADSs may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

United Kingdom

This prospectus supplement is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as “relevant persons.” The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are payable by us in connection with the offer and sale of ADSs by us. All such amounts are estimates.

SEC registration fee	$19,000
Printing and engraving expenses	350,000
Legal fees and expenses	400,000
Accounting fees and expenses	1,200,000
Miscellaneous	210,000

Total	$2,179,000

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Sidley Austin LLP. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group and for the underwriters by King & Wood. Sidley Austin LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and upon Grandall Legal Group with respect to matters governed by PRC law.

LDK SOLAR CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2009 and 2010

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2009 and September 30, 2010.	F-2
Unaudited Condensed Consolidated Statements of Operations for the nine-month periods ended September 30, 2009 and 2010	F-3
Unaudited Condensed Consolidated Statements of Equity and Comprehensive (Loss) Income for the nine-month periods ended September 30, 2009 and 2010	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2009 and 2010	F-5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the nine-month periods ended September 30, 2009 and 2010	F-7

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND SEPTEMBER 30, 2010

		December 31,	September 30,
	Note	2009	2010
		(Amounts in US$ thousands)

ASSETS
Current assets
Cash and cash equivalents		384,761	571,862
Pledged bank deposits		68,913	218,775
Trade and bills receivable, net		217,892	203,606
Insurance recoveries receivable	(13)	6,000	—
Inventories	(3)	432,193	436,653
Prepayments to suppliers, net of provision for doubtful recoveries of prepayments to suppliers of $38,456 and $37,921 as of December 31, 2009 and September 30, 2010, respectively	(4)	40,784	145,647
Other current assets, including amounts due from the Group’s executives and employees of $41,820 and $42,903 as of December 31, 2009 and September 30, 2010, respectively		198,287	169,306
Due from related parties	(16)	37,615	19,172

Total current assets		1,386,445	1,765,021
Property, plant and equipment, net	(5)	2,608,725	2,845,111
Deposits for purchases of property, plant and equipment and land use rights		32,529	106,118
Land use rights		175,533	214,818
Inventories to be processed beyond one year	(3)	10,947	3,422
Prepayments to suppliers expected to be utilized beyond one year		26,482	14,751
Pledged bank deposits — non-current		50,797	35,274
Investments in an associate and a jointly-controlled entity		51,884	50,201
Other non-current assets		40,867	35,423

Total assets		4,384,209	5,070,139

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings and current installments of long-term borrowings	(6)	980,359	1,207,152
Trade and bills payable		289,112	489,009
Advance payments from customers, current installments	(7)	199,075	230,856
Accrued expenses and other payables	(8)	640,697	695,619
Accrued legal settlement		16,000	—
Convertible senior notes, less debt discount	(9)	—	359,819
Due to related parties	(16)	38,782	11,349
Other liabilities		56,001	46,192

Total current liabilities		2,220,026	3,039,996

Long-term borrowings, excluding current installments	(6)	408,062	640,043
Advance payments from customers — non-current	(7)	177,773	153,050
Other payable due to a customer — long-term portion		172,848	22,461
Other liabilities		136,922	108,812
Convertible senior notes, less debt discount	(9)	391,642	31,631

Total liabilities		3,507,273	3,995,993

Equity
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares		12,977	13,263
Additional paid-in capital		744,988	769,865
Statutory reserve		29,676	29,676
Accumulated other comprehensive income		84,544	108,676
(Accumulated deficit) retained earnings		(32,760)	112,833

Total LDK Solar Co., Ltd. shareholders’ equity		839,425	1,034,313
Non-controlling interests		37,511	39,833

Total equity		876,936	1,074,146

Commitments and contingencies	(13)
Total liabilities and equity		4,384,209	5,070,139

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

		Nine-Month Periods Ended
		September 30,		September 30,
	Note	2009		2010
		(Amounts in US$ thousands,
		except per share data)

Net sales
Wafers			705,098		959,699
Modules			21,016		349,944
Processing of PV products on behalf of others			60,956		185,299
Silicon and other materials			5,607		66,605
Others			771		26,924

Total net sales			793,448		1,588,471

Cost of goods sold
Wafers			(871,954)		(757,529)
Modules			(15,114)		(328,904)
Processing of PV products on behalf of others			(45,811)		(122,009)
Silicon and other materials			(3,837)		(51,904)
Others			(560)		(21,716)

Total cost of goods sold, including provisions for inventory write-downs of US$177,537 and US$5,877 and provisions for loss on firm purchase commitment of US$3,286 and US$Nil for the nine-month periods ended September 30, 2009 and 2010 respectively			(937,276)		(1,282,062)

Gross (loss) profit			(143,828)		306,409
Selling expenses			(3,205)		(12,474)
General and administrative expenses			(59,866)		(55,630)
Research and development costs			(7,131)		(7,225)

Total operating expenses			(70,202)		(75,329)

(Loss) income from operations			(214,030)		231,080
Other income (expenses)
Interest income			1,783		3,215
Interest expense and amortization of convertible senior notes issuance costs and debt discount			(35,634)		(70,151)
Foreign currency exchange gain, net			1,169		2,949
Government subsidies	(10)		17,426		5,180
Equity in (loss) income for an associate and a jointly-controlled entity			(5,265)		506
Others, net			(72)		120

(Loss) earnings before income taxes			(234,623)		172,899
Income tax benefit (expense)	(12)		24,620		(25,672)

Net (loss) income			(210,003)		147,227
Loss (earnings) attributable to non-controlling interests			60		(1,634)

Net (loss) income attributable to LDK Solar Co., Ltd. shareholders			(209,943)		145,593

Basic (loss) earnings per share	(15)	US$	(1.97)	US$	1.16

Diluted (loss) earnings per share	(15)	US$	(1.97)	US$	1.16

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
AND COMPREHENSIVE (LOSS) INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

										Comprehensive (Loss) Income
					Accumulated	Retained	Total LDK			Attributable	Attributable
			Additional		Other	Earnings	Solar Co., Ltd.	Non-		to LDK Solar	to Non-
	Ordinary Shares		Paid-in	Statutory	Comprehensive	(Accumulated	Shareholders’	Controlling	Total	Co., Ltd.	Controlling
	Number	Amount	Capital	Reserve	Income	Deficit)	Equity	Interests	Equity	Shareholders	Interests	Total
	(Amounts in US$ thousands, except share data)

December 31, 2008	113,110,396	11,311	464,101	29,676	83,314	201,465	789,867	—	789,867
Net loss	—	—	—	—	—	(209,943)	(209,943)	(60)	(210,003)	(209,943)	(60)	(210,003)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	3,306	—	3,306	(3)	3,303	3,306	(3)	3,303

Total comprehensive loss										(206,637)	(63)	(206,700)

Acquisition of equity interest in Solar Green Technology Spa	—	—	—	—	—	—	—	205	205
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	58	58
Issuance of ordinary shares upon exercise of share options	137,847	14	758	—	—	—	772	—	772
Share options (Note 14)	—	—	11,794	—	—	—	11,794	—	11,794

September 30, 2009	113,248,243	11,325	476,653	29,676	86,620	(8,478)	595,796	200	595,996

December 31, 2009	129,771,643	12,977	744,988	29,676	84,544	(32,760)	839,425	37,511	876,936
Net income	—	—	—	—	—	145,593	145,593	1,634	147,227	145,593	1,634	147,227
Foreign currency translation adjustment, net of nil tax	—	—	—	—	24,132	—	24,132	694	24,826	24,132	694	24,826

Total comprehensive income										169,725	2,328	172,053

Issuance of ordinary shares upon exercise of share options (Note 14)	1,209,893	121	5,263	—	—	—	5,384	—	5,384
Share options (Note 14)	—	—	8,719	—	—	—	8,719	—	8,719
Issuance of shares at a price of US$7 per share, net of related expenses of US$461	1,645,900	165	10,896	—	—	—	11,061	—	11,061
Purchase of 5% non-controlling interests	—	—	(1)	—	—	—	(1)	(6)	(7)

September 30, 2010	132,627,436	13,263	769,865	29,676	108,676	112,833	1,034,313	39,833	1,074,146

See accompanying notes to the unaudited condensed consolidated interim financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

	Nine-Month Periods Ended
	September 30,	September 30,
	2009	2010
	(Amounts in US$ thousands)

Cash flows from operating activities:
Net (loss) income	(210,003)	147,227
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	51,806	109,657
Provision (reversal) for doubtful recovery of prepayments to suppliers
and trade accounts receivable	10,423	(603)
Provisions for inventory write-downs	177,537	5,877
Loss on disposal of property, plant and equipment	—	356
Deferred income tax (benefits) expense	(36,000)	18,800
Equity in loss (income) for an associate and a jointly-controlled entity	5,265	(506)
Share-based compensation	11,794	8,719
Gain on repurchase of Convertible Senior Notes	—	(186)
Amortization of convertible senior notes issuance costs and debt discounts	7,012	7,567
Changes in operating assets and liabilities:
Pledged bank deposits related to purchase of inventory and other operating activities	(17,175)	(130,734)
Trade and bills receivable	(154,233)	13,564
Inventories	22,417	3,624
Prepayments to suppliers	(9,564)	(91,322)
Other assets	(3,626)	9,426
Trade and bills payable	96,298	173,829
Advance payments from customers	(321,750)	58,723
Accrued expenses and other payables	251,480	13,124
Other financial assets	(102)	3,844
Amount due from related parties	(15,309)	19,156
Amount due to related parties	30,464	(27,517)
Income tax payable	8,106	(3,696)

Net cash (used in) provided by operating activities	(95,160)	338,929

Cash flows from investing activities:
Purchase of land use rights	(14,497)	(77,535)
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(598,824)	(362,080)
Pledged bank deposits related to purchase of property, plant and equipment	(62,265)	(13,121)
Release of pledged bank deposits related to purchase of property, plant and equipment	89,462	15,017
Cash paid for investment in an associate and a jointly-controlled entity	(74,460)	—
Cash paid for business acquisition, net of cash acquired	(504)	—
Purchase of non-controlling interest	—	(7)

Net cash used in investing activities	(661,088)	(437,726)

See accompanying notes to the unaudited condensed consolidated interim financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

	Nine-Month Periods Ended
	September 30,	September 30,
	2009	2010
	(Amounts in US$ thousands)

Cash flows from financing activities:
Pledged bank deposits used for borrowings and payable due to a customer	—	(89,082)
Pledged bank deposit released upon repayment of borrowings and payable due to a customer	—	85,852
Proceeds from new borrowings	1,782,993	1,990,649
Repayment of borrowings	(1,201,322)	(1,552,731)
Repayment of payable due to a customer	—	(131,616)
Repayment of loans from related parties	(2,195)	—
Repayment of capital lease obligations	(13,757)	(28,480)
Proceeds from issuance of ordinary shares	772	16,445
Payment of expenses relating to issuance of ordinary shares	—	(1,702)
Payment of Convertible Senior Notes repurchase	—	(4,740)
Capital contribution from non-controlling interests	58	—

Net cash provided by financing activities	566,549	284,595

Effect of foreign currency exchange rate changes on cash and cash equivalents	1,929	1,303

Net (decrease) increase in cash and cash equivalents	(187,770)	187,101
Cash and cash equivalents at beginning of period	255,523	384,761

Cash and cash equivalents at end of period	67,753	571,862

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	18,177	46,129

Income tax paid	3,421	10,020

Supplemental disclosures of non-cash investing and financing transaction:
Payable for purchase of property, plant and equipment	461,662	420,808

See accompanying notes to the unaudited condensed consolidated interim financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010
(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

The accompanying unaudited condensed consolidated interim financial statements consist of the financial statements of LDK Solar Co., Ltd. (the “Company” or “LDK”) and its subsidiaries. The Company and its subsidiaries are collectively referred to as the “Group”. All significant inter-company transactions and balances have been eliminated on consolidation.

The Group’s principal activities are design, development, manufacturing and marketing of photovoltaic (“PV”) products and development of power plant projects.

Basis of presentation and liquidity

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The December 31, 2009 condensed consolidated balance sheet was derived from audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements of the Group included in the Company’s December 31, 2009 annual report on Form 20-F.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2010, and the result of operations and cash flows for the nine-month periods ended September 30, 2009 and 2010, have been made.

The accompanying unaudited condensed consolidated interim financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business.

As of September 30, 2010, the Group had a working capital deficit (total consolidated current liabilities exceeded total consolidated current assets) of US$1,274,975. As of September 30, 2010, the Group had cash and cash equivalents of US$571,862, most of which are held by the Company’s subsidiaries in the PRC. In addition to the Group’s short-term borrowings and current installments of long-term borrowings totaling US$1,207,152, of which US$1,204,256 reside with these subsidiaries, the Group’s total consolidated current liabilities as of September 30, 2010 also included Convertible Senior Notes of US$359,819 as the Group may be required by the holders of the Convertible Senior Notes to repurchase all or a portion of the Convertible Senior Notes with aggregate principal amount of US$363,082 on April 15, 2011. These factors initially raise substantial doubt as to the Group’s ability to continue as a going concern. However, management believes it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Group’s obligations as they become due for a reasonable period of time:

• Bank Financing

With an aim to improve liquidity, the Group has been successfully negotiating with certain banks and will continue to negotiate with other banks to obtain long-term revolving bank facilities. On September 26, 2010, the Group entered into a strategic financing framework agreement with China Development Bank Corporation (“CDB”), pursuant to which CDB has agreed to provide up to RMB 60 billion, or approximately US$8.9 billion, of credit facilities to the Group over a five-year period subject to certain conditions and terms to be agreed at each time the Group requests to borrow under this agreement. From October 1, 2010 to January 25, 2011, the Group has

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

obtained additional secured and unsecured short-term bank borrowings of US$947,848 with interest rates ranging from 0.284% to 5.841% and secured and unsecured long-term bank borrowings of US$139,784 with interest rates ranging from 3.755% to 8.200% (subject to repricing annually), and repaid short-term borrowings and current installments of long-term borrowings totaling US$773,769. As of January 25, 2011, the Group’s short-term borrowings and current installments of long-term borrowings and long-term borrowings amounted to US$1,523,375 and US$637,683, respectively. As of January 25, 2011, the Group had total revolving credit facilities of US$3,057,107, of which US$1,097,938 was unused. Management believes that the Group will be able to obtain continued borrowing facilities from the banks so that when required by the Group, the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

• Additional Equity offering by the Company

The Company intends to obtain additional funds of up to US$200,000 from the issuance of additional equity of the Company when market conditions permit. The sale of additional equity securities could result in additional dilution to the Company’s current shareholders and there can be no assurance that should additional financing, if required, will be available on terms satisfactory to the Company.

•	Reorganization of the Group’s polysilicon business

The Group has secured a commitment from Urban Construction Investment Group Co., Ltd., Xinyu City (“UCIG”), a third party investor, to buy a 10% equity interest in Jiangxi LDK PV Silicon Technology Co., Ltd. (“LDKPV”) at cash consideration of no less than RMB 1,200,000 (US$175,721) at any time before June 8, 2011. Further, the Group’s management plan to transfer the equity interests in LDKPV and Jiangxi LDK Solar Polysilicon Co., Ltd (“LDKSP”) currently held by the Company and from Jiangxi LDK Solar Hi-tech Co., Ltd. (“JXLDK”) to LDK Silicon Holding Co., Limited (“LDKSH”), a subsidiary established in January 2010 in Hong Kong. LDKPV and LDKSP are engaged in the manufacture and sales of polysilicon materials. The Group’s management believes that the above reorganization could facilitate the Group to seek additional funding, if in the overall interests of the Group, from international strategic investors. Please also refer to Note 21(a) for investment agreements entered between the Group and certain strategic investors on December 30, 2010.

•	Improvement in working capital management

The Group has implemented measures to closely monitor the inventories levels and the collection of receivable balances with an aim to improve liquidity.

Therefore, after careful consideration of the factors that initially raise substantial doubt and the liquidity plans described above, management has prepared the accompanying unaudited condensed consolidated interim financial statements on the basis that the Group will be able to continue as going concern. The unaudited condensed consolidated interim financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

The preparation of the unaudited condensed consolidated interim financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates on an ongoing basis. Management reviews its estimates, including those related to the classification and realization of inventories and prepayments to suppliers, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, allowance

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

for doubtful receivables, and assessments about potential tax uncertainties and contingent liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from estimates.

(2)	RECENTLY ADOPTED ACCOUNTING STANDARDS

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a standard which has been codified under Accounting Standards Codification (“ASC”) 860-10 Transfers and Servicing. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The standard must be applied as of the beginning of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of the provisions of ASC 860-10 on January 1, 2010 did not have an impact on the Group’s financial position and results of operations.

In June 2009, the FASB issued a standard related to Amendments to FASB Interpretation No. 46(R). The standard requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. The enhanced disclosures are required for any enterprise that holds a variable interest in a variable interest entity. The standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of the provision of ASC 2009-17 on January 1, 2010 did not have an impact on the Group’s financial position and results of operations.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. ASC 605-25 addresses the accounting for these arrangements and enables vendors to account for product and services (deliverables) separately rather than as a combined unit. The amendments will significantly improve the reporting of these transactions to more closely resemble their underlying economics, eliminate the residual method of allocation and improve financial reporting with greater transparency of how a vendor allocates revenue in its arrangements. The amendments in this update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of the provisions of ASC 605 on January 1, 2010 did not have an impact on the Group’s financial position and results of operations.

In January 2010, the FASB issued ASU 2010-06, an amendment to Accounting Codification Statement (“ASC”) Topic 820, “Fair Value Measurements and Disclosures”. The amendment to Topic 820 improves disclosures about fair value measurements by requiring disclosure of transfers in and out of levels 1 and 2 as well as additional disclosures related to level 3 inputs. The Group adopted the amendment to ASC 820 on January 1, 2010. Adoption of this amendment did not have an impact on the Group’s financial position and results of operations.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(3)	INVENTORIES

	December 31,	September 30,
	2009	2010

Inventories consist of the following:
Raw materials	205,517	125,054
Work in progress	77,589	86,764
Supplies	76,552	111,947
Finished goods	83,482	116,310

	443,140	440,075

Inventories:
— Current	432,193	436,653
— Non-current	10,947	3,422

The Group had US$12,261 and US$51,021 of inventories consigned to third parties as of December 31, 2009 and September 30, 2010 respectively.

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials and silicon powder, as well as solar cells for crystalline module production.

Write-downs of raw materials, work in progress and finished goods inventories were US$177,537 and US$5,877 during the nine-month periods ended September 30, 2009 and 2010, respectively, which are included in cost of goods sold.

(4)	PREPAYMENTS TO SUPPLIES, NET

In order to secure a stable supply of silicon materials, the Group makes prepayments to certain suppliers. Prepayments of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheet as at year/period end dates. Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon materials. Such non-cash reclassifications from prepayment to inventories, which were included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flow, amounted to US$447,219 and US$247,295 for the nine-month periods ended September 30, 2009 and 2010, respectively.

(5)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	September 30,
	2009	2010

Buildings	511,831	611,289
Plant and machinery	1,228,855	1,697,833
Furniture, fixtures and office equipment	11,995	16,839
Motor vehicles	5,392	5,770

	1,758,073	2,331,731
Less: accumulated depreciation	(120,843)	(230,166)
Less: provision for impairment	(1,999)	(1,999)
Construction in progress	973,494	745,545

	2,608,725	2,845,111

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

Depreciation expense was US$49,859 and US$109,323 for the nine-month periods ended September 30, 2009 and 2010, respectively.

Construction in progress as of September 30, 2010 includes US$143,739 (2009: US$244,375) of furnaces, wire saws and other equipment that has been received but is pending installation. The installation of these machines and equipment is normally completed within one month to three months after they are received by the Group.

(6)	BORROWINGS

(a)	Current

	December 31,	September 30,
	2009	2010

Secured short-term borrowings	429,591	318,220
Unsecured short-term borrowings	495,762	733,409
Current installments of long-term borrowings (note(b))	55,006	155,523

	980,359	1,207,152

The short-term borrowings outstanding as of September 30, 2010 carry a weighted average interest rate of 4.449% (2009: 4.368%) and have maturity terms ranging from three to twelve months and interest rates ranging from 0.289% to 5.841% (2009: 1.044% to 5.310%).

Included in short term borrowings at September 30, 2010 is US$119,383 payable to Agricultural Bank of China. These borrowings together with long term borrowings obtained from the same banker with outstanding balance of US$29,846 (Note (b) below) are secured by JXLDK’s inventories with carrying amount of US$144,181 as of September 30, 2010. Also, short term borrowings obtained from HuaXia Bank with outstanding balances of US$12,714 as of September 30, 2010 are secured by certain land use rights owned by Best Solar Co., Ltd. (“Best Solar”). Best Solar is under common control of the Group’s controlling shareholder — Mr. Peng. The rest of the Group’s secured short term borrowings of US$186,123 are secured certain of Group’s buildings, land use rights, plant and machinery and pledged bank deposits with the carrying amounts of US$59,176, US$76,741, US$242,058 and US$6,506, as of September 30, 2010 respectively.

As of September 30, 2010, the Group has total revolving credit of US$2,790,158 (2009: US$1,956,180) and unused credit of US$1,074,703 (2009: US$526,205).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(b)	Long-term

	December 31,	September 30,
	2009	2010

Secured loan from China Construction Bank	63,267	54,021
Secured loan from China Development Bank	65,000	104,692
Secured loan from Bank of China	14,645	59,692
Secured loan from Agricultural Bank of China	29,290	29,846
Secured loan from Bank of Communications	29,290	29,846
Unsecured loan from China Merchant Bank	43,937	44,769
Unsecured loan from Import-Export Bank	—	11,938
Unsecured loan from Rural Credit Cooperatives Bank	14,645	7,461
Unsecured loan from China Minsheng Banking Corp. Ltd.	891	553
Unsecured loan from Huarong International Trusts Co., Ltd.	73,226	74,615
Unsecured loan from China Construction Bank	84,942	86,553
Unsecured loan from Bank of China	29,290	29,846
Unsecured loan from China Development Bank	—	30,000
Unsecured loan from the committee of local development district	14,645	—
Unsecured loan from Xinyu Chengdong Contribution Investment Co., Ltd.	—	7,890
Unsecured loan from Huishang Bank	—	74,615
Unsecured loan from Shanghai Pudong Development Bank	—	149,229

	463,068	795,566
Less: current installments	(55,006)	(155,523)

	408,062	640,043

In April 2008, JXLDK borrowed US$60,000 from China Development Bank, of which US$15,000 was repaid in April 2009 and 2010, and US$45,000 is repayable in 3 installments of US$10,000 in 2011, US$15,000 in 2012 and US$20,000 in 2013. The loan carries a variable interest rate that is repriced semi-annually with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 3.751% as of September 30, 2010. Interest is payable semi-annually. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$91,811 as at September 30, 2010, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou.

In March and April 2008, JXLDK borrowed RMB 160,000 (US$23,877) and RMB 40,000 (US$5,969) respectively from Agricultural Bank of China. The loans are repayable in 2011. The loans carry a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”). The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable quarterly. The loans are secured by JXLDK’s inventories with an aggregate carrying amount of US$28,836 as at September 30, 2010, and is guaranteed by the Company’s shareholder, Mr. Peng.

In July 2008, LDKPV borrowed RMB 250,000 (US$37,307) from China Construction Bank, of which RMB 110,000 (US$16,415) was repaid in July 2009 and 2010, and RMB 140,000 (US$20,892) is repayable in installments of RMB 100,000 (US$14,923) in 2011 and RMB 40,000 (US$5,969) in 2012. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.760% as of September 30, 2010. Interest is payable monthly.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

The loan is secured by JXLDK’s machinery and LDKPV’s land use rights with carrying amount of US$70,330 and US$20,406 as at September 30, 2010.

In March 2009, JXLDK borrowed RMB 100,000 (US$14,923) from Rural Credit Cooperatives Bank, of which RMB 50,000 (US$7,462) was repaid before September 30, 2010, and RMB 50,000 (US$7,461) is repayable in March 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable monthly.

In April 2009, JXLDK borrowed RMB 300,000 (US$44,769) from China Merchant Bank. The loan is repayable in 2 equal installments of RMB 150,000 (US$22,384) in December 2011 and April 2012 respectively. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable quarterly.

In June 2009, JXLDK borrowed RMB 7,160 (US$1,068) from China Minsheng Banking Corp. Ltd., of which RMB 3,449 (US$515) was repaid before September 30, 2010 and RMB 3,711 (US$553) is repayable through a number of installments starting from December 2010 to March 2012. The loan is unsecured and carries a fixed interest rate of 5.271% as of September 30, 2010. Interest is payable when each installment falls due.

In June 2009, JXLDK borrowed RMB 500,000 (US$74,615) from Huarong International Trust Co., Ltd., which is repayable in June 2012. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 8.000% as of September 30, 2010. Interest is payable quarterly.

In August 2009, JXLDK borrowed RMB 222,000 (US$33,129) from China Construction Bank, which is repayable in August 2011. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable monthly. The loans are secured by JXLDK’s equipment with an aggregate carrying amount of US$35,736 as at September 30, 2010.

In September 2009, JXLDK borrowed RMB 200,000 (US$29,846) from China Construction Bank, which is repayable in September 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable monthly.

In October 2009, JXLDK borrowed RMB 380,000 (US$56,707) from China Construction Bank, which is repayable in October 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable monthly.

In October 2009, JXLDK borrowed RMB 200,000 (US$29,846) from Bank of Communications, which is repayable in October 2011. The loan carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable monthly. The loan is secured by JXLDK’s building, plant and machinery and land use rights with carrying amount of US$5,798, US$84,240 and US$2,926 as of September 30, 2010, respectively.

In December 2009 and January 2010, JXLDK borrowed RMB 100,000 (US$14,923) and RMB 300,000 (US$44,769) from Bank of China. The loan is repayable in 2 equal installments of RMB 200,000 (US$29,846) in December 2011 and 2012 respectively. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.670% as of September 30, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s building and land use rights with carrying amount of US$2,703 and US$5,183 as of September 30, 2010, respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

In March 2010, JXLDK borrowed US$30,000 from China Development Bank, which is repayable in March 2013. The loan is unsecured and carries a variable interest rate that is repriced quarterly with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 3.473% as of September 30, 2010. Interest is payable quarterly.

In March 2010, JXLDK borrowed RMB 200,000 (US$29,846) from Bank of China, which is repayable in September 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable quarterly.

In May 2010, JXLDK borrowed RMB 200,000 (US$29,846) from China Development Bank, which is repayable in May 2013. The loan carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$47,332 as at September 30, 2010.

In May, June and July 2010, JXLDK borrowed RMB 16,325 (US$2,436), RMB 21,144 (US$3,155) and RMB 15,404 (US$2,299) from Xinyu Chengdong Construction Investment Co., Ltd., which is repayable in May, June and July 2012, respectively. The loan is unsecured and carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 6.534% as of September 30, 2010. Interest is payable quarterly.

In June 2010, JXLDK borrowed RMB 80,000 (US$11,938) from Import-Export Bank of China, which is repayable in June 2012. The loan is unsecured and carries a variable interest rate that is repriced quarterly with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 3.510% as of September 30, 2010. Interest is payable quarterly.

In July 2010, JXLDK borrowed RMB 100,000 (US$14,923) from China Development Bank, which is repayable in July 2013. The loan carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$30,295 as at September 30, 2010.

In September 2010, Hefei Hi-tech Development Zone Management Co., Ltd. entrusted a loan of RMB500,000 (US$74,615) from Huishang Bank to LDK Solar Hi-tech (Hefei) Co., Ltd (“LDKHF”), which is repayable in July 2013. The loan is unsecured and carries a variable interest rate that is re-priced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.670% as of September 30, 2010. Interest is payable monthly.

In August 2010, Hefei Hi-tech Development Zone Management Co., Ltd. entrusted a loan of RMB600,000 (US$89,537) from Shanghai Pudong Development Bank to Anhui LDK New Energy Co., Ltd (“LDKAH”), which is repayable in July 2012. The loan is unsecured and carries a variable interest rate that is re-priced with reference to the prevailing based lending rate pronounced by PBOC. The effective interest rate of the loan was 5.670% as of September 30, 2010. Interest is payable monthly.

In September 2010, JXLDK borrowed RMB100,000 (US$14,923) from China Development Bank, which is repayable in September 2013. The loan carries a variable interest rate that is re-priced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of September 30, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$29,624 as at September 30, 2010.

In September 2010, Hefei Hi-tech Development Zone Management Co., Ltd. entrusted a loan of RMB400,000 (US$59,692) from Shanghai Pudong Development Bank to LDKAH, which is repayable in 2 equal installments of

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

RMB200,000 (US$29,846) in December 2012 and July 2013, respectively. The loan is unsecured and carries a variable interest rate that is re-priced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.670% as of September 30, 2010. Interest is payable monthly.

Future principal repayments on the long-term bank borrowing are as follows:

12 Months Ending	Amount

September 30, 2011	155,523
September 30, 2012	366,199
September 30, 2013	273,844

795,566

(7)	ADVANCE PAYMENTS FROM CUSTOMERS

The Group requires certain customers to make prepayments before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers of which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets as at year end dates. Advance from customers are reclassified to other payables when the related wafer supply contracts or orders are cancelled, early terminated, expired or in dispute and it is probably that the Group is required to refund the advance payment balances to the customers. On this basis, the Group reclassified advances payments from customers of US$52,295 to other payables during the nine-month period ended September 30, 2010. Such non-cash reclassification from advance payments from customers to other payable was included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flow.

(8)	OTHER PAYABLE DUE TO A CUSTOMER

On 4 December 2009, the Group and Q-Cells reached an agreement (“Original Agreement”) to resolve the dispute over a long-term solar wafer supply agreement (“wafer supply agreement”). Pursuant to the Original Agreement, the Group had agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells had agreed not to withdraw the outstanding prepayment balance made under the wafer supply agreement of US$244,085 against a bank guarantee. The Group considered that the liability to Q-Cells was of financing nature as a result of the signing of the Original Agreement and reclassified it from advance payments from customers to short-term and long-term other payables in accordance with the repayment schedule as set out in the Agreement.

On September 9, 2010, the Group and Q-Cells signed an amendment agreement (“Amendment Agreement”). Pursuant to the Amendment Agreement, the Group accelerated the repayment of the outstanding payable of US$224,940 due to Q-Cells as of September 9, 2010 and settled US$112,470 by the end of September 30, 2010. The remaining outstanding payable of US$112,470 as of September 30, 2010 will be settled by five quarterly equal installments starting from the fourth quarter of 2010, and are secured by a prepayment of $60,000 made by the Group under a polysilicon procurement agreement entered with Q-Cells and wafer sales receivables of US$28,470 due from Q-Cells as of September 30, 2010.

As of September 30, 2010, the Group recorded the outstanding payable to Q-Cells of US$112,470 under short-term and long-term other payables in accordance with the repayment schedule as set out in the Amendment Agreement.

(9)	CONVERTIBLE SENIOR NOTES

On April 15, 2008, the Company sold an aggregate principal amount of US$400,000 4.75% Convertible Senior Notes due 2013 (the “Convertible Senior Notes”) to Morgan Stanley & Co International plc, UBS AG, J.P. Morgan

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

Securities Inc., Needham & Company, LLC, Cowen and Company, LLC and Lazard Capital Markets LLC (the “Initial Purchasers”). The net proceeds from the offering, after deducting the offering expenses, were approximately US$388,743. The Convertible Senior Notes bear interest at a rate of 4.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year beginning on October 15, 2008. The Convertible Senior Notes mature on April 15, 2013. (“maturity date”).

The Convertible Senior Notes are convertible at any time prior to (and including) the third business day preceding the maturity date into the American Depositary Shares, or ADSs, based on an initial conversion rate of 25.4534 ADSs per US$1 principal amount of Convertible Senior Notes (which represents an initial conversion price of approximately US$39.29 per ADS), subject to adjustments as defined in the Convertible Senior Notes Agreement (the “Agreement”). In no event will the conversion rate for the notes exceed 31.8167 ADSs shares per US$1 principal amount.

Upon conversion of the Convertible Senior Notes, in lieu of deliver of ADSs, the Company may elect to deliver cash or a combination of cash and ADSs.

If a fundamental change, as defined in the Agreement, occurs, the holders of the Convertible Senior Notes may require the Company to repurchase all or a portion of their Convertible Senior Notes, in integral multiples of US$1, at a repurchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Notes may not be redeemed prior to April 15, 2011. At any time on or after April 15, 2011, the Company may, at its option, redeem the Convertible Senior Notes, in whole or in part from time to time, in integral multiples of US$1, at a redemption price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of the Company’s ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 130% of the conversion price of the notes on the date of such notice.

On April 15, 2011, holders of the Convertible Senior Notes may require the Company to repurchase all or a portion their Convertible Senior Notes, in integral multiples of US$1, at a price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions, as defined in the Agreements.

The Convertible Senior Notes are unsecured, and are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

Pursuant to the registration rights agreement dated April 15, 2008, the Company is required to file with the SEC a shelf registration statement that would cover the resale of the Convertible Senior Notes, the underlying ordinary shares and the underlying ADSs, cause the shelf registration statement to become effective and keep it continuously effective under the U.S. Securities Act within a specified period. If the Company fails to do so, the Company is required to pay additional interest while there is a continuing registration default at a rate per annum equal to 0.25% for the 90-day period beginning on (and including) the date of the registration default events, and thereafter at a rate per annum equal to 0.50%, of the aggregate principal amount of the applicable Convertible Senior Notes, payable semi-annually on April 15 and October 15 of each year, until the cessation of the registration default events. This additional interest would be required to be paid in cash. The maximum amount of additional interest expense the Company would incur would be approximately US$9 million through the maturity of the Convertible Senior Notes. The Company filed the required shelf registration statement and caused it to become effective under the U.S. Securities Act on September 30, 2008. Management currently believes that it is not probable the Company will be required to incur any additional interest for failing to keep the shelf registration statement continuously effective within the period as specified in the registration rights agreement.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

The convertible senior notes agreement does not contain any financial covenants or other significant restrictions.

The Company adopted ASC Subtopic 470-20 as of January 1, 2009 and retrospectively applied this change in accounting to all prior periods presented for which the Company had outstanding convertible notes that may be settled in cash upon conversion (including partial conversion), as required by the new standard. Under ASC Subtopic 470-20, the Company separated the 4.75% convertible senior notes into a liability component and an equity component. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option was determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 4.75% convertible senior notes as a whole. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification in ASC Subtopic 815-40, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s own stock.

Issuance and transaction costs incurred at the time of the issuance of the 4.75% convertible senior notes with third parties are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively. The 4.75% convertible senior notes consisted of the following as of December 31, 2009 and September 30, 2010:

	December 31,	September 30,
	2009	2010

Equity component(1)	17,774	17,774
Liability component:
Principal	400,000	395,000
Less: debt discount, net(2)	(8,358)	(3,550)

Net carrying amount	391,642	391,450

Included in current liabilities	—	359,819
Included in long-term liabilities	391,642	31,631

(1)	Included in the consolidated balance sheets within additional paid-in capital.

(2)	Included in the consolidated balance sheets within convertible senior notes and is amortized over the remaining life of the 4.75% convertible senior notes.

As of September 30, 2010, the remaining period over which the debt issuance costs and debt discount will be amortized was 0.54 years.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through April 15, 2011, the earliest date the holders of the Convertible Senior Notes can demand payments.

In September 2010, the Group repurchased US$5,000 aggregate principle amount of Convertible Senior Notes for a total cash consideration of US$4,740. Debt issuance costs and debt discount totalling US$74 were written off along with the repurchase transaction. A gain of US$186 on the repurchase was recorded in other income.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

The following table set forth total interest expense recognized related to the 4.75% convertible senior notes during the nine-month periods ended September 30, 2009 and 2010, respectively:

	Nine-Month Periods Ended
	September 30,	September 30,
	2009	2010

Contractual interest expense	14,250	14,249
Amortization of debt issuance costs	2,595	2,806
Amortization of debt discount	4,417	4,761

Total interest expense	21,262	21,816

Effective interest rate of the liability component	7.640%	7.640%

In December 2010, the Group completed an exchange offer to induce holders of the convertible senior notes (“Existing Notes”) with principal amounts of approximately US$31.9 million to exchange for new convertible senior notes (“New Notes”). The only material difference between the New Notes and Existing Notes is the absence in the New Notes of the provision contained in the Existing Notes that allowed the holder of the Existing Notes to require the Company to repurchase all or a portion of their Existing Notes on April 15, 2011. Refer to note 21(c) for details of this exchange offer.

(10)	GOVERNMENT SUBSIDIES

Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of operations. Subsidies that are not associated with expenses incurred or to be incurred are recognized as other income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right periods as a reduction of the amortization charges of the related land use rights.

The Group received government subsidy of US$88.4 million and US$40.3 million for the period ended September 30, 2009 and 2010, respectively, and recognized the subsidies as follows:

	Nine-Month Periods Ended
	September 30,	September 30,
	2009	2010

Reduction to cost of goods sold	3,084	32,140
Reduction to Selling and G&A expense	—	322
Other income	17,426	5,180
Reduction to acquisition cost of plant and machinery	4,673	2,707
Deferred revenue — subsidies for land use right	63,186	—

Total	88,369	40,349

During the period ended September 30, 2009 and 2010, amortization of deferred revenue amounted to US$543 and US$935 respectively, which are recognized as a reduction of the amortization charges of the related land use rights.

(11)	PREPAID FORWARD CONTRACTS

In connection with and to facilitate the offering of the Convertible Senior Notes, the Company entered into Prepaid Forward Contracts (the “Prepaid Forward Contracts”) on April 9, 2008 with J.P. Morgan Chase Bank,

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

Morgan Stanley & Co International plc and UBS AG, which are the affiliates of the representatives of the Initial Purchasers (the “Dealers”). The Prepaid Forward Contracts relate to a number of the Company’s ADSs equal to US$199,437, divided by the closing price of the Company’s ADSs on the New York Stock Exchange on April 9, 2008. Pursuant to the Prepaid Forward Contracts, the Company prepaid the Dealers US$199,437 on April 15, 2008 for the repurchase of 6,345,450 ADSs of the Company.

The Prepaid Forward Contracts will be settled in shares with the Dealers delivering the ADSs at their discretion, in full or in part, at any time prior to May 30, 2013. Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired for purposes of the Company’s basic and diluted earning per shares calculations during the nine-month period ended September 30, 2009 and 2010.

(12)	INCOME TAXES

The Company’s effective income tax rate was 10.5% and 14.8% for the nine-month periods ended September 30, 2009 and 2010, respectively. Income taxes include foreign income tax at statutory rules, the effect of permanent differences and foreign income tax holiday.

Management periodically evaluates the likelihood of the realization of deferred income tax assets, and reduce the carrying amount of those deferred income tax assets by a valuation allowance to the extent it believes that such portion will not be realized. The company considers many factors when assessing the likelihood of future realization of its deferred income tax assets, including cumulative earnings, position by taxing jurisdiction, expectations of future taxable income, the carryforward periods available for tax reporting purposes and other relevant factors. Significant judgement is required in making this assessment.

As of January 1, 2009 and 2010 and for the nine-months periods ended September 30, 2009 and 2010, the Group has no unrecognized tax benefit relating to uncertain tax positions.

(13)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2009 and September 30, 2010 not provided for in the financial statements were as follows:

	December 31,	September 30,
	2009	2010

Purchase of property, plant and equipment	468,460	490,567

(b)	Purchase commitments

The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

	December 31,	September 30,
	2009	2010

Future minimum purchases	5,987	4,409

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(c)	Litigation

i)  Class action lawsuits

On October 4, 2007, the Company announced that its former financial controller, Charley Situ, who was terminated for cause on September 25, 2007, had communicated to LDK’s management and others subsequent to his termination alleged inconsistencies in LDK’s inventory reporting as of August 31, 2007 (“Situ allegations”). On October 9, 2007 and through January 22, 2008, the Group has been named as defendant, along with certain of its senior executives, in a number of class action complaints and a derivative complaint in the United States pertaining to the Situ allegations (“Complaints”). These Complaints further allege that management of the Group had knowingly and intentionally deceived the plaintiffs through misleading financial reporting by overstating its inventories of polysilicon. The various class action complaints were consolidated into a Consolidated Class Action Complaint filed on March 10, 2008 in U.S. Federal Court in Northern California.

On February 17, 2010, the Company and the plaintiff jointly entered into a proposed class settlement agreement (“settlement agreement”) with total settlement amount of US$16 million. The Group recorded this settlement amount under accrued legal settlement in the consolidated balance sheet as of December 31, 2009. The Company also recorded US$6 million as insurance recoveries receivable from insurance carrier as of December 31, 2009 because the Company determined that it was probable to realize the claim for recovery of the loss at this amount. On June 21, 2010, the court granted final approval of class action settlement. The insurance recoveries receivable and accrued legal settlement were fully settled during the nine-month period ended September 30, 2010.

(14)	SHARE BASED COMPENSATION

During the nine-month periods ended September 30, 2010, the Board of Directors of the Company approved the granting of 5,987,937 share options to the Company’s employees at exercise prices of US$6.77 with contractual terms of ten years and vesting period of five years, with no more than one-fifth of the options to be vested each year.

The weighted-average grant-date fair value of options granted during the nine-month periods ended September 30, 2010 was US$5.55 per share. The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model that uses the weighted average assumptions noted in the following table.

For the Nine-Month
Period Ended
September 30, 2010

Expected volatility	78.81%
Expected dividends	0%
Expected term	8.26 years
Risk-free interest rate	3.88%
Fair value of underlying ordinary shares	US$5.55

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

A summary of movements of share options for the nine-month periods ended September 30, 2010 is presented below:

				Weighted
			Number of	Average
			Total Shares	Exercise		Remaining	Aggregate
		Non-	Involved in	Price		Contractual	Intrinsic
	Employees	Employees	the Option	per Share		Term	Value

Outstanding as of January 1, 2010	6,332,856	30,000	6,362,856	US$	10.57	2 years	7,039

Granted during the period	5,987,937	—	5,987,937	US$	6.77
Exercised	(1,209,893)	—	(1,209,893)	US$	4.45
Forfeited or cancelled	(400,189)	—	(400,189)	US$	21.95
Outstanding as of September 30, 2010	10,710,711	30,000	10,740,711	US$	8.71	3.44 years	31,999

Exercisable as of September 30, 2010	4,103,009	30,000	4,133,009	US$	10.68	1.57 years	10,975

The total intrinsic value of options exercised during the nine-month periods ended September 30, 2010 was US$2,744. Cash received from the exercise of options under the share option plans during the nine-month periods ended September 30, 2010 was US$5,384.

The Company recorded non-cash share-based compensation expense of US$11,794 and US$8,719 for the nine-month periods ended September 30, 2009 and 2010 respectively in respect of share options granted to employees, of which US$2,325 was allocated to costs of goods sold, US$5,983 was allocated to general and administrative expenses, US$43 was allocated to selling expenses, and US$368 was allocated to research and development costs. As of September 30, 2010, US$34,489 of unrecognized compensation cost related to non-vested share options is expected to be recognized over the remaining weighted average period of 4.2 years. The Company is expected to issue new shares to satisfy share option exercises.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(15)	(LOSS) EARNINGS PER SHARE

The computations of basic and diluted (loss) earnings per share are as follows:

	Nine-Month Periods Ended
	September 30,	September 30,
	2009	2010

Numerator used in basic (loss) earnings per share
Net (loss) income attributable to LDK Solar Co., Ltd. shareholders	(209,943)	145,593

Plus interest expenses on convertible senior notes and amortization of convertible senior notes issuance costs and debt discount	—	—

Numerator used in diluted (loss) earnings per share	(209,943)	145,593

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic (loss) earnings per share	106,817,202	125,021,246

Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	—	721,973

Weighted average number of ordinary shares outstanding used in computing diluted (loss) earnings per share	106,817,202	125,743,219

(Loss) earnings per share — basic	(1.97)	1.16

(Loss) earnings per share — diluted	(1.97)	1.16

The computation of basic and dilutive earnings per share for the nine-month periods ended September 30, 2009 and September 30, 2010 reflects a reduction for a weighted average of 6,345,450 ordinary shares deemed to have been retired as a result of the Prepaid Forward Contracts (See note (11)).

During the nine-month periods ended September 30, 2009 and 2010, respectively, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted earnings per share for the nine-month period ended September 30, 2010 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 10,054,093 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive.

In computing diluted earnings per share for the nine-month period ended September 30, 2010, there was dilutive effect of outstanding share options of 721,973 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was more than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost. In computing diluted loss per share for the nine-month period ended September 30, 2009, there was no dilutive effect of outstanding share options of 1,306,805 by applying the treasury stock method because the impact was anti-dilutive.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(16)	RELATED PARTY TRANSACTIONS

For the periods presented, in addition to the guarantees and security provided by related parties for the Group’s bank borrowings in note 6, the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

	Periods Ended
	September 30,	September 30,
	2009	2010

Sales of wafers under related parties arrangement (note a)	55,068	—
Sales of modules to Best Solar	—	1,670
Purchases of inventories from Best Solar (note b)	31,843	80,476
Purchases of module production equipment from Best Solar (note c)	—	21,248
Purchases of low value consumables from a related party (note d)	192	1,338
Purchases of auxiliary from a related party (note e)	—	5,260
Purchases of crucibles from an associate (note f)	1,038	8,602
Repayment of loan obtained from a related party (note g)	2,195	—

(a)	During the nine-month period ended September 30, 2009, JXLDK entered into three wafer sales contracts with customer A and one wafer sales contract with customer B with contract value of US$52,350 and US$3,782 respectively (collectively referred as “Wafer Sales Contracts”). In addition, customer A and B entered into agreements to sell corresponding quantities of cells (“Cell Sales Agreement”) to Best Solar. The Company respectively agreed with customer A and B that these Wafer Sales Contracts will be void if Best Solar did not procure the cells from them pursuant to the Cell Sales Agreement. During the nine-month period ended September 30, 2009, JXLDK recognized revenue of US$55,068 relating to these Wafer Sales Contracts when customer A and B accepted delivery of wafers supplied by the Group and Best Solar accepted delivery of cells respectively supplied by customer A and B.

(b)	The Group purchased crystalline modules of US$31,843 and US$29,362 from Best Solar during the nine-month periods ended September 30, 2009 and 2010 respectively. The Group also purchased raw materials and supplies relating to crystalline modules production of US$51,114 from Best Solar during the nine-month period ended September 30, 2010. Furthermore, the Group made prepayment of US$6,566 to Best Solar under a thin-film module purchase agreement during the nine-month period ended September 30, 2010. The outstanding amounts due from Best Solar as of September 30, 2010 were US$18,548.

(c)	On February 28, 2010, the Group purchased the crystalline module production equipment from Best Solar at a consideration of US$21,248, which approximates their fair value in the market and carrying value as recorded in the books of Best Solar.

(d)	The Group purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., (“JXLXI”), a company under common control of Mr. Peng, of US$192 and US$1,338 during the nine-month periods ended September 30, 2009 and 2010 respectively. The outstanding amount due to JXLXI was US$1,190 as of September 30, 2010.

(e)	The Group purchased auxiliary materials of US$5,260 from Saiwen Industry (Suzhou) Co., Ltd., (“SZSW”), a company under common control of Mr. Peng, during the nine-month periods ended September 30, 2010. Furthermore, during the nine-month period ended September 30, 2010, the Group made prepayment of US$305 to SZSW for purchases of auxiliary materials, which are to be executed in subsequent periods. The outstanding amounts due from and due to SZSW as of September 30, 2010 were US$305 and US$2,100 respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(f)	The Group purchased crucibles from Sinoma, which is an associate of JXLDK, of US$1,038 and US$8,602 during the nine-month periods ended September 30, 2009 and 2010 respectively. Furthermore, during the nine-month period ended September 30, 2010, the Group made prepayment of US$318 to Sinoma for purchases of crucibles, which are to be executed in subsequent periods. The outstanding amounts due from and due to Sinoma as of September 30, 2010 were US$318 and US$8,059 respectively.

(g)	In December 2008, JXLDK borrowed US$2,195 via an unsecured loan which carried interest at a rate of 5.04% per annum from Sinoma. This loan was repaid in April 2009.

In addition to the above, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. The Group had an outstanding receivable from these executives and employees of US$41,820 and US$42,903 as of December 31, 2009 and September 30, 2010 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets.

(17)	GEOGRAPHIC REVENUE INFORMATION AND CONCENTRATION OF RISK

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Nine-Month Periods Ended
	September 30,	September 30,
	2009	2010

Mainland China	162,237	573,388
Germany	125,717	332,789
Europe excluding Germany	37,802	237,262
Asia Pacific excluding mainland China and Taiwan	129,892	185,363
Taiwan	303,666	137,938
North America	34,134	121,731

Total net revenue	793,448	1,588,471

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of September 30, 2010, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China and the Hong Kong Special Administrative Region, which management believes have high credit ratings. As of September 30, 2010, cash and cash equivalents and pledged bank deposits held in mainland China and Hong Kong financial institutions amounted to US$567,573 in total and were denominated in the following currencies:

	US$	EURO	RMB	HKD
	(000’s)	(000’s)	(000’s)	(000’s)

In Europe	—	3,147	—	—
In mainland China	26,245	5	3,575,559	—
In Hong Kong	7,714	21	—	12

Total in original currency	33,959	3,173	3,575,559	12

US$ equivalent	33,959	4,324	533,577	2

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

The following represents the amount of sales to customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the nine-month periods ended September 30, 2009 and 2010:

	Nine-Month Periods Ended
	September 30,	September 30,
	2009	2010

Customer A	9,906	167,746
Customer B	101,554	138,446
Customer C	122,476	58,614

Accounts receivable balances due from the above customers are as follows:

	December 31,	September 30,
	2009	2010

Customer A	15,321	15,501
Customer B	11,525	34,561
Customer C	29,343	353

A significant portion of the Company’s outstanding accounts receivables is derived from sales to a limited number of customers. As of December 31, 2009 and September 30, 2010, in addition to the accounts receivable balances due from customers disclosed above, outstanding accounts receivables with individual customers in excess of 10% of total accounts receivables are as follows:

	December 31,	September 30,
	2009	2010

Customer D	23,285	700

Solar-grade polysilicon feedstock is an essential raw material in manufacturing the Group’s multicrystalline solar wafers. The Group’s operations depend on its ability to procure sufficient quantities of solar-grade polysilicon on a timely basis. The Group’s failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt its operations, prevent it from operating at full capacity or limit its ability to expand as planned, which will reduce, and stunt the growth of, its manufacturing output and revenue.

In order to secure stable supply of polysilicon, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the unaudited condensed consolidated balance sheets and amounted to US$198,319 as of September 30, 2010 (December 31, 2009: US$ 105,722). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. As of December 31, 2009 and September 30, 2010, outstanding advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	December 31,	September 30,
	2009	2010

Supplier A	18,626	17,879
Supplier B	16,109	481
Supplier C	11,577	4,678
Supplier D	31	60,000

The Group relies on a limited number of equipment suppliers for all of its principal manufacturing equipment. There is currently a shortage globally in much of the equipment required for its manufacturing process and capacity expansion. If any of the Group’s major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to the Group or otherwise fail to supply equipment according to its requirements, it will be difficult

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

for the Group to find alternative providers for such equipment on a timely basis which in turn could adversely affect its production and sales.

(18)	SEGMENT INFORMATION

The Group’s chief operating decision maker regularly reviews consolidated results of the whole group prepared under US GAAP when making decisions about allocating resources and assessing performance of the Group. As a result, there is no segment information to present.

(19)	FAIR VALUE MEASUREMENTS

(a)	Fair Value Hierarchy

The Group adopted Topic 820 on January 1, 2008 for financial assets and financial liabilities, and for the fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used in measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

•	Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

(b)	Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade and bills receivable, trade and bills payable, short-term bank borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

•	Long-term bank borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long term loans approximate their fair values as majority of the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

•	Foreign exchange forward contract — fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•	Convertible Senior Notes — the estimated fair value of Convertible Senior Notes was US$ 339,553 as of September 30, 2010 and was based on the quoted market price in an active market.

The table below presents the assets and liabilities measured at fair value on a recurring basis as of September 30, 2010, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying	Fair Value
	Amount at	at
	September	September	Fair Value Measurements Using
	30, 2010	30, 2010	Level 1	Level 2	Level 3

Asset:
Foreign exchange forward contract	511	511	—	511	—

Non-deliverable foreign exchange forward contract	186	186	—	186	—

The following table presents fair value measurements of assets and liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2009:

		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
	Year Ended	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	Total Gains
Description	2009	(Level 1)	(Level 2)	(Level 3)	(Losses)

Long-lived assets	0	—	—	0	(1,999)

No write-down on long-lived assets was made during the nine-month period ended September 30, 2010.

(20)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks managed by using derivative instruments are foreign currencies risks and interest rate risks.

The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The majority of sales, costs and capital expenditures are denominated in Renminbi, however the Company’s PRC operating subsidiaries also make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. No foreign exchange forward contract was entered by the Group during the nine-month period ended September 30, 2009. During the nine-month period ended September 30, 2010, the Group entered into foreign exchange forward contracts with notional amount of US$ 35,000 against its U.S. dollar denominated receivables and US$ 35,000 against its U.S. dollar denominated payables.

The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of September 30, 2010, the Group had outstanding bank borrowings of US$1,847,195 in total, of which US$1,066,609 in total carries variable interest rates with effective interest rates

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

ranging from 3.473% to 8.000% per annum as of September 30, 2010. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. During the nine-month period ended September 30, 2009 and 2010, the Group did not enter into any interest rate swap contract.

The derivative instruments relating to the foreign exchange forward contracts entered by the Group do not meet the conditions specified under ASC 815, “Derivatives and Hedging” to qualify for hedge accounting. These derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income (loss).

The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2009 and September 30, 2010 are as follows:

	Asset Derivatives				Liability Derivatives
	December 31,		September 30,		December 31,		September 30,
	2009		2010		2009		2010
	Balance		Balance		Balance		Balance
	Sheet	Fair	Sheet	Fair	Sheet	Fair	Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value

Derivatives not designated as hedging instruments under ASC 815
— Foreign exchange forward contracts	Other current assets	65	Other current assets	511	—	—	—	—
— Non-deliverable foreign exchange forward contract	—	—	Other current assets	186	Other financial liabilities	(27)	—	—

Total derivatives		65		697		(27)		—

The effect of derivative instruments on the consolidated statements of operations for the nine-month periods ended September 30, 2009 and 2010 are as follows:

		Amount of Gain or
		(Loss) Recognized
		in Income on Derivatives
		Nine-Month Periods
Derivatives Not Designated as Hedging	Location of Gain or (Loss) Recognized in	Ended September 30
Instruments Under ASC Topic 815	Income on Derivatives	2009	2010

Foreign exchange forward contracts	Foreign currency exchange (loss) gain, net	(146)	654

The Group’s derivatives instruments outstanding as of September 30, 2010 do not contain any credit-risk-related contingent features.

(21)	SUBSEQUENT EVENTS

(a)	Agreement to sell minority stake in the polysilicon business

On December 30, 2010, the Group entered into an investment agreement with China Development Bank Capital Corporation Ltd, two investment funds affiliated with China Construction Bank Corporation and an investment fund affiliated with another major PRC bank (collectively as “the Strategic Investors”). Pursuant to the investment agreement, the Group has agreed to issue and the Strategic Investors have respectively agreed to subscribe for an aggregate amount of $240 million of series A redeemable convertible preferred shares (“the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

Proposed Investments”) of LDK Silicon & Chemical Technology Co., Ltd. (“LDKSCT”), which is the Group’s wholly owned subsidiary incorporated in the Cayman Islands and which owns 100% equity interests in LDKSH. The Proposed Investments are subject to i) various governmental approvals relating to the Proposed Investments; ii) corporate approval of the Proposed Investments by the Strategic Investors; and iii) other closing conditions as specified in the investment agreement. The Proposed Investments are also subject to certain conditions subsequent to be fulfilled within three months of the completion of the Proposed Investments, including i) the completion of the transfer of the 100% equity interests of LDKPV and LDKSP to LDKSH (“the Reorganisation”); and ii) obtaining the various governmental approvals for the Reorganization.

Pursuant to the investment agreement, the Strategic Investors have the right to convert all or any portion of their holdings into ordinary shares of LDKSCT at the initial conversion ratio of 1:1 at any time after the date of issuance of the redeemable convertible preferred shares and prior to the closing of a qualified initial public offering of LDKSCT (“Qualified IPO”). The initial conversion ratio is subject to certain anti-dilution provisions. Also, the Strategic Investors have the right to redeem the redeemable convertible preferred shares if i) LDKSCT has not completed a Qualified IPO within 2 years following the closing of the Proposed Investments or ii) a material breach by the Group of the terms and conditions of the investment agreement after the closing of the Proposed Investments has occurred. In the event of redemption under this right, the redemption price is equal to 100% of the Subscription Price plus a 23% internal rate of return on the Subscription Price minus any dividends paid up to the date of redemption. In addition, the Group is required to make cash compensation (“Cash Compensation”) to the Strategic Investors if the consolidated net profit of LDKSCT and its subsidiaries, including LDKSH, LDKPV and LDKSP, fails to achieve the targeted net profit of US$38 million and US$190 million in the year of 2010 and 2011 respectively. The amount of Cash Compensation is determined based on the pre-determined formula as set out in the investment agreement. However, the Group will have no obligation to pay the Cash Compensation if a Qualified IPO is consummated by December 31, 2011.

Pursuant to the investment agreement, the host contract is not mandatorily redeemable but is contractually redeemable (i) at a fixed or determinable price on a fixed or determinable date or dates, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Also, the redeemable convertible preferred shares contain certain embedded features that need to be assessed as to whether bifurcation against the host contract is required under ASC 815. Those embedded features potentially include the conversion option, redemption option and the Cash Compensation arrangement etc. The Group’s management is assessing the accounting implications to determine whether, upon the consummation of the Proposed Investment, any bifurcation of the embedded features is required, and whether the redeemable convertible preferred shares shall be recognised as liabilities under ASC 480-10-25 or be recognized as redeemable non-controlling interests under ASC 480-10-S99 in the Group’s consolidated financial statements.

(b)	Purchase of 15% equity interests in LDKPV

JXLDK entered into a purchase agreement (“Purchase Agreement”) with Jiangxi International Trust and Investment Co., (“JITI”) in December 2010 to acquire the 15% equity interests in LDKPV held by JITI for cash consideration of RMB1,500 million (US$226,493). It was agreed by both JXLDK and JITI that the purchase consideration will be settled within 30 days after the signing of the Purchase Agreement. JXLDK has already paid RMB1,434 million (US$216,531) to JITI and is expected to settle the remaining portion of the cash consideration by the end of January 2011. Pursuant to the Purchase Agreement, the acquisition of the 15% equity interests in LDKPV has been consummated. As the Group retains control over LDKPV before and after the purchase of the 15% equity interests, the acquisition of this additional equity interest is accounted for as an equity transaction in the Group’s consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS — (Continued)

(c)	Exchange of convertible senior notes

In December 2010, the Company completed an exchange of certain Existing Notes with the New Notes in an aggregate principal amount of US$31.9 million. The only material difference between the New Notes and Existing Notes is the absence in the New Notes of the provisions contained in the Existing Notes that allowed the holder of the Existing Notes to require the Company to repurchase all or a portion of their Existing Notes on April 15, 2011. The Company determined, based on the results of its assessment on those conditions set out in ASC470-50-40-10, that the New Notes are not substantially different from the Existing Notes and the exchange is accounted for as modification of Existing Notes under ASC470-50-40-10. In addition, as the Existing Notes with principal amount of US$31.9 million has been refinanced in December 2010 through the exchange of the New Notes which do not contain the put option to require repurchase by the Company on April 15, 2011, convertible senior notes with principal amount of $31.9 million have been reclassified into long-term liability in the condensed consolidated financial statements for the nine-month period ended September 30, 2010.

(d)	Acquisition of a subsidiary

On January 5, 2011, the Group entered into a share purchase agreement (“Share Purchase Agreement”) with Solar Power, Inc. (“SPI”) to i) subscribe for 42,835,947 shares of common stock, representing 44.9% of SPI’s outstanding common stock upon issuance, for an aggregate purchase price of US$10.7 million; ii) subscribe for 20,000,000 shares of series A preferred stock for an aggregate purchase price of US$22.2 million; and iii) purchase certain manufacturing equipment used for the manufacture of solar modules and other solar system products at a cash consideration of US$0.4 million. On January 10, 2011, the Company’s subscription and SPI’s issuance of the 42,835,947 shares of common stock was consummated. When the subscription of the series A preferred shares is consummated in accordance with the Share Purchase Agreement, the Group will own 70% of the issued and outstanding common stock of SPI on an as-converted basis and will control SPI based on the Group’s majority voting rights and board members composition in SPI. The Group expects to account for the acquisition of SPI in accordance with ASC 805, Business Combinations.

PROSPECTUS

LDK Solar Co., Ltd.

Ordinary Shares
Preferred Shares
Debt Securities
Guarantees of Debt Securities
Warrants, Options or other Rights
Stock Purchase Contracts
Equity-linked Securities

We may offer and sell ordinary shares, preferred shares, debt securities, guarantees of debt securities, warrants, options or other rights, stock purchase contracts or equity-linked securities in any combination from time to time in one or more offerings, at prices and on terms described in one or more supplements to this prospectus. The preferred shares, debt securities, warrants, options or other rights, stock purchase contracts and equity-linked securities may be convertible into or exercisable or exchangeable for our ordinary shares, preferred shares, American depositary shares, or ADSs, representing our ordinary shares, or our other securities. Our ADSs are listed on the New York Stock Exchange under the symbol “LDK.” Each ADS represents one ordinary share, par value $0.10 each. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus provides you with a general description of the securities that may be offered. Each time we or any selling security holder sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. We may also authorize one or more free writing prospectuses to be provided in connection with a specific offering. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectuses, as well as any documents incorporated by reference in this prospectus and the applicable prospectus supplement, before you invest in any of our securities.

Investing in our securities involves risks. You should read the “Risk Factors” section contained in the applicable prospectus supplement, any related free writing prospectus and the documents we incorporate by reference before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus, including any prospectus supplement, free writing prospectus and documents incorporated by reference. Any representation to the contrary is a criminal offense.

We or any selling security holder may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. See the section entitled “Plan of Distribution” in this prospectus for additional information. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

The date of prospectus is January 26, 2011.

Before you invest in any securities, you should carefully read both this prospectus and any supplement, together with the additional information described in the sections entitled “Where You Can Find Additional Information About Us” and “Incorporation of Documents by Reference” in this prospectus.

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing a shelf registration process permitted under the Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, we or any selling security holder may sell any of our securities from time to time and in one or more offerings. Each time we or any selling security holder sell securities, we may provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus, in any applicable prospectus supplement or any related free writing prospectus that we may authorize to be delivered to you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the applicable supplement to this prospectus or in any related free writing prospectus is accurate as of its date, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the SEC on June 30, 2010; and

•	all our future annual reports on Form 20-F and our reports on Form 6-K to the extent filed with (and not including information deemed furnished to) the SEC or a portion of such reports that we indicate are incorporated by reference into this prospectus, until all of the securities offered by this prospectus are sold.

We will provide to you, upon your written or oral request, without charge, a copy of any or all of the documents we refer to above which we have incorporated in this prospectus by reference, except for exhibits to such documents unless the exhibits are specifically incorporated by reference into the documents. You should direct your requests to LDK Solar Co., Ltd., High-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China, Attn: Company Secretary, Tel. No. +(86) 790 686-0171.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our production capacity of photovoltaic products, including solar wafers, cells, modules and polysilicon;

•	expected growth of and changes in the PV industry, solar power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading vertically integrated manufacturer of PV products;

•	our ability to maintain a strong relationship with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and ADSs;

•	any government subsidies and economic incentives to the PV industry;

•	PRC governmental policies regarding foreign investments;

•	other risks outlined in our filings with the SEC; and

•	risks identified under the caption “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2009.

This report also contains data related to the PV market in several countries, including China. Such market data, including data from Solarbuzz, a third-party market research firm, include projections that are based on a number of assumptions. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our securities. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus, the documents incorporated by reference and any related prospectus supplement, relate only to events or information as of the date on which the statements are made or, if obtained from third-party studies or reports, the date of the corresponding study or report. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

RISK FACTORS

You should read the risks and uncertainties set forth in the section entitled “Risk Factors” in our most recently filed annual report on Form 20-F for the year ended December 31, 2009, which is incorporated by reference in this prospectus, and the “Risk Factors” section in any relevant prospectus supplement, before investing in any securities that may be offered pursuant to this prospectus.

OUR COMPANY

We are a leading vertically integrated manufacturer of photovoltaic, or PV, products and a leading manufacturer of solar wafers in terms of capacity. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. Our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our business.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, China.

Polysilicon Production.  As part of our vertical integration strategy, we have constructed two polysilicon plants near our wafer production facilities, and currently have an aggregate installed annualized polysilicon production capacity of 11,000 metric tons, or MT, at these two plants and have the capability to produce both solar-grade and semiconductor-grade polysilicon. We commenced commercial production in our first polysilicon plant in the fourth quarter of 2009 and this plant currently has an installed annualized polysilicon production capacity of 1,000 MT. We intend to increase the installed annualized production capacity of this plant to 3,000 MT by the end of 2011. Our second polysilicon plant is designed to have three separate trains, each with a 5,000 MT annualized capacity. The first train was completed in September 2009, and the second train was completed in November 2010, increasing the installed annualized production capacity of this plant to 10,000 MT and our total aggregate installed annualized polysilicon production capacity to 11,000 MT. We expect to complete the construction of the third train at our second plant in the third quarter of 2011, which will increase the production capacity at the second plant to its designed production capacity of 15,000 MT. We intend to increase our total installed annualized polysilicon production capacity to 18,000 MT by the end of 2011 through the completion and expansion of our two plants. We use an improved Siemens process to produce polysilicon. In order to reduce our production costs, our facilities use a closed-loop production process. Our closed-loop production process reduces the raw materials needed for production by recycling trichlorosilane, or TCS, a key production input, and reduces the amount of energy consumed in the production process. As part of our strategy to reduce wafer production costs, we intend to consume a portion of our polysilicon output in our wafer production as determined by our internal demand and sell the rest in the polysilicon spot market, subject to market prices.

Wafer Production.  We manufacture and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. In addition, we provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of September 30, 2010 and December 31, 2010, we had an annualized solar wafer production capacity of approximately 2.6 gigawatts, or GW, and 3.0 GW, respectively. By the end of 2011, we plan to expand our annualized solar wafer capacity to 3.6 GW.

Module and Cell Production.  In recent years, we have expanded into the manufacturing of solar modules and cells. In the third quarter of 2009, we commenced commercial sales of our solar modules to developers, distributors and system integrators. As of September 30, 2010 and December 31, 2010, we had an annualized solar module production capacity of 760 MW and 1.5 GW, respectively. Our modules have been certified in various European countries and the U.S. We plan to develop and expand our module business to approximately 2.6 GW by the end of 2011, through further development of our in-house production capacity and potential acquisitions.

Although we currently outsource the majority of our cell requirements from third parties, we commenced solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in our Xinyu City facilities. As of September 30, 2010 and December 31, 2010, we had an annualized solar cell production capacity of 120 MW and 180 MW, respectively. We plan to expand our annualized solar cell production capacity to 1.26 GW by the end of 2011. As part of our planned expansion of our module and cell production capacity, in August 2010, we began construction of a solar cell and module manufacturing facility in Anhui Province. This facility is expected to have a total annualized production capacity of 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. We expect production at this facility to commence in the second quarter of 2011.

Solar Power Plant Development.  We design and develop solar power projects in Europe and China, and may enter additional markets. We develop solar projects both on our own and through joint ventures and project partnerships. We develop these projects with the intent of selling them to third parties upon completion of their development. We also provide engineering, procurement and construction, or EPC, services for solar projects.

Our principal PV product customers, in terms of net sales for the nine-month period ended September 30, 2010, include JA Solar Holdings Co., Ltd., or JA Solar, Q-Cells AG, or Q-Cells, MEMC Electronic Materials Inc., or MEMC, Hyundai Heavy Industries Co., Ltd., or Hyundai, Gintech Energy Corporation, or Gintech, Conergy Solar Module GmbH., or Conergy, and Trina Solar Ltd., or Trina Solar. In October 2010 we signed a memorandum of understanding with BYD Company Limited, or BYD, to supply polysilicon to BYD under a long-term supply agreement.

In the years ended December 31, 2007, 2008 and 2009 and the nine-month period ended September 30, 2010, we had total net sales of $523.9 million, $1,643.5 million, $1,098.0 million and $1,588.5 million, respectively. During the years ended December 31, 2007 and 2008, we had net income of $144.1 million and $66.4 million, respectively. For the year ended December 31, 2009, we recorded a net loss of $234.0 million, and for the nine-month period ended September 30, 2010, we had net income of $147.2 million.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement. We will not receive proceeds from sales of securities by persons other than us except as may otherwise be stated in any applicable prospectus supplement.

DESCRIPTION OF SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	ordinary shares, including ordinary shares represented by ADSs;

•	preferred shares;

•	debt securities;

•	guarantees of debt securities;

•	warrants, options or other rights;

•	stock purchase contracts; and

•	equity-linked securities.

We will set forth in the applicable prospectus supplement a description of our preferred shares, debt securities, guarantees of debt securities, warrants, options or other rights, stock purchase contracts and equity-linked securities that may be offered under this prospectus. We will also provide a description of the terms of the offering of securities, the initial offering price and the net proceeds to us and/or any selling security holder in the prospectus supplement relating to such offer. The supplement may also add, update or change information contained or incorporated by reference in this prospectus. You should carefully read this prospectus, information incorporated by reference in this prospectus and any supplement before you invest in any of our securities.

Ordinary Shares and Ordinary Shares Represented by ADSs

We may issue our ordinary shares represented by ADSs or other securities convertible into or exercisable or exchangeable for our ordinary shares represented by ADSs. We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Cayman Islands companies law.

Meetings

Subject to the regulatory requirements applicable to us, we will call an annual general meeting and any extraordinary general meeting by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our current articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our directors and principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, subject to applicable regulatory requirements, the meeting will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of our issued shares giving that right.

Voting rights

Each of our ordinary shares is entitled to one vote on all matters upon which our ordinary shares are entitled to vote. Voting at any meeting of our shareholders is by show of hands unless (before or on the declaration of the result of the show of hands or on withdrawal of any other demand for a poll) a poll is demanded as described in our fourth amended and restated articles of association. A poll may be demanded by:

•	the chairman of the meeting;

•	at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy for the time being entitled to vote at the meeting;

•	any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

•	a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative, or by proxy and holding not less than one-tenth of the issued share capital of our voting shares.

A quorum required for a meeting of our shareholders consists of at least two shareholders holding at least one-third in nominal value of our total issued voting shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of our ordinary shares may effect certain changes by an ordinary resolution, including alteration of the amount of our authorized share capital, consolidation and division of all or any of our share capital into shares of larger or smaller amount than our existing share capital, and cancel any unissued shares.

If a recognized clearing house, depositary or its nominee is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant thereto is entitled to exercise the same powers on behalf of the recognized clearing house, depositary or its nominee as if such person was the registered holder of our shares held by that clearing house, depositary or its nominee, including the right to vote individually on a show of hands.

Protection of minority shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint one or more inspectors to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands, which may make a winding-up order if such court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding-up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as such court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our fourth amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Dividends

Subject to the Cayman Islands companies law, our board of directors may from time to time declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Cayman Islands companies law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment. Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise. No dividend or other money payable by us on or in respect of any share will bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our board so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of us until claimed. Any dividend or bonuses unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, shall revert to us.

Whenever our directors or our shareholders in a general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue certificates in respect of fractions of Shares, ignore fractional entitlement or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Transfer of shares

Subject to the restrictions contained in our fourth amended and restated articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or by any other form approved by our board of directors or in a form prescribed by a designated stock exchange.

Our board of directors may, in its absolute discretion, and without giving any reason, decline to register a transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the relevant certificate for the ordinary shares and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if applicable;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	a fee of such maximum sum as a designated stock exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us.

There is presently no legal requirement under Cayman Islands law for instruments of transfer relating to our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of our ordinary shares.

If our directors refuse to register a transfer, they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, upon prior notice given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, but we may not suspend the registration of transfers nor close the register for more than 30 days in any year.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of a special resolution (requiring a majority of not less than two-thirds of votes cast at a shareholders meeting) and any other sanction required by the Cayman Islands companies law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Alteration of capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our fourth amended and restated memorandum of association, subject nevertheless to the Cayman Islands companies law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting as the directors may determine.

We may, by special resolution (requiring a majority of not less than three-quarters of votes cast at a shareholders meeting), subject to any confirmation or consent required by the Cayman Islands companies law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Calls on shares and forfeiture of shares

Our fourth amended and restated articles of association permit us to issue our shares, including ordinary shares, nil paid and partially paid provided that no share is issued at a discount. This permits us to issue shares where the payment for such shares has yet to be received. Although our fourth amended and restated articles of association give us the flexibility to issue nil paid and partly paid shares, our board of directors has no present intention to do so.

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of shares

Subject to the provisions of the Cayman Islands companies law, the rules of the designated stock exchange, our fourth amended and restated memorandum and articles of association and any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Subject to the Cayman Islands companies law, any preferred shares may be issued or converted into our shares, at a determinable date or at our option or the option of the holders, if so authorized by our memorandum of association, are liable to be redeemed on such terms and in such manner as we, before the issue or conversion, may by ordinary resolution of our members determine. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of rights of shares

All or any of the special rights attached to any class of our shares may, subject to the provisions of the Cayman Islands companies law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of register of members

Pursuant to our articles of association, our register of members and branch register of members shall be open for inspection, unless the register is closed in accordance with our fourth amended and restated articles of association:

•	by shareholders for such times and on such days as our board of directors may determine, without charge, at our registered office or such other place where we keep our register in accordance with the Cayman Islands companies law, or

•	by any other person, upon a maximum payment of $2.50 or such other sum specified by our board of directors, at our registered office or such other place where we keep our register in accordance with the Cayman Islands companies law, or if appropriate, upon a maximum payment of $1.00 or such other sum specified by our board of directors at the registration office.

Designations and classes of shares

All of our issued shares are ordinary shares. Our articles of association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board of directors may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix their designations, powers, and preferences, as well as their relative, participating, optional and other rights, if any, and their qualifications, limitations and restrictions, if any, including the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series. Subject to the Cayman Islands companies law, any preferred shares may be issued or converted into our shares, at a determinable date or at our option or the option of the holders, if so authorized by our memorandum of association, are liable to be redeemed on such terms and in such manner as we, before the issue or conversion, may by ordinary resolution of our members determine.

Anti-takeover provisions

Cayman Islands law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the right of shareholders to call meetings, act by written consent and submit shareholder proposals.

Share repurchase

We are empowered by the Cayman Islands companies law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Cayman Islands companies law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the New York Stock Exchange, the SEC or by any other recognized stock exchange on which our securities may be listed.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the stock exchange on which we list has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs representing our ordinary shares or ADSs with respect to which any series of our debt securities may be convertible, exercisable or exchangeable. Each ADS represents the ownership interest in one ordinary share which we deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. Each ADS will also represent any securities, cash or other property deposited with the depositary that have not been distributed directly to the ADR holders. Unless specifically requested by you as an ADS owner, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you that reflect your ownership interest in such ADSs.

The depositary’s office is located at 4 New York Plaza, New York, New York 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the ordinary shares underlying your ADSs, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement, as supplemented. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, including the form of ADR, which contains the terms of the ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement on Form F-6 (File No. 333-142899) we filed with the SEC in June 2007. You may also obtain a copy of the deposit agreement as described under “Where You Can Find Additional Information About Us.”

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may (i) sell such rights if practicable and distribute the net proceeds as cash; or (ii) if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued upon the conversion of notes, if any, we will arrange with the underwriters named in the offering memorandum for the notes to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with this offering) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities” in this prospectus.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of ADSs within the depositary’s direct registration system, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by the closing of our transfer books or those of the depositary, the deposit of shares in connection with voting at our shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be:

•	entitled to receive dividends, distributions or rights,

•	entitled to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•	obligated to pay fees assessed by the depositary for administration of the ADR program and for any expenses as provided for in the deposit agreement, or

•	entitled to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares that underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholders meeting or solicitation of consents or proxies. This notice will provide such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares that underlie your ADSs. It will also include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, whether you hold your ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs or ADRs in the depositary’s direct registration system;

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee will be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and will be payable in the manner described in the next succeeding provision);

•	any other charge payable by the depositary, any of the depositary’s agents, including the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge will be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as incurred by the depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you are agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment to or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be:

•	to deliver deposited securities to ADR holders who surrender their ADRs, and

•	to hold or sell distributions received on deposited securities.

As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities that remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary will have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

Prior to the issuance, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to the depositary and its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, China, the Cayman Islands or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agent’s control will prevent, delay or subject to any civil or criminal penalty any act that the deposit agreement or the ADRs provide should be done or performed by us, the depositary or our respective agents (including voting);

•	the depositary or its agents exercise or fail to exercise discretion under the deposit agreement or the ADRs;

•	the depositary or its agents perform their obligations without gross negligence or bad faith;

•	the depositary or its agents take any action or refrain from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	the depositary or its agents rely upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents will only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs that, in our opinion, may involve us in expense or liability if indemnity to our satisfaction against all expenses (including fees and disbursements of counsel) and liabilities is furnished to us as often as we may require. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on their behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

As disclosed previously, the depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise); until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register will include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares) in compliance with the deposit agreement. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary, and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Restricted ADSs

In order to enable the deposit of restricted ordinary shares, or restricted shares, in the event of a conversion of notes by holders that are not, and have not been during the three months immediately preceding such conversion, our affiliate within the meaning of Rule 144 under the Securities Act, or non-affiliated holders, prior to the earlier of (i) the effective date of the shelf registration statement or (ii) the date when such non-affiliated holders are able to sell their notes immediately without any volume limitation under Rule 144, we and the depositary have agreed to create and to provide for the issuance of restricted ADSs representing the restricted shares, or restricted ADSs, in accordance with the terms of a supplemental agreement to the deposit agreement. The restricted ADSs, if issued, will be issued in book-entry form on the books of the depositary, which means that they will not be eligible for DTC or any other form of book-entry settlement, holding or transfer. At such time as the restricted shares cease to be so restricted, and the depositary has received an opinion of counsel in form and substance acceptable to it and the applicable provisions of the deposit agreement and supplement thereto have been complied with and the depositary has received unrestricted shares at its custodian, such restricted ADSs may be cancelled and our shares represented thereby may be deposited under the deposit agreement.

The books of the depositary that reflect the restricted ADSs will reflect that such restricted ADSs are endorsed with the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) AND ARE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED OR TRANSFERRED EXCEPT (i) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT OR (ii) IN COMPLIANCE WITH RULE 144, OR (iii) PURSUANT TO AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND DEPOSITARY, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER, DISTRIBUTION OR TRANSFER.

Segregation of ADSs:  So long as such restricted ADSs represent “restricted securities” as defined in Rule 144 promulgated under the Securities Act, the depositary shall request the custodian to hold the underlying restricted shares to be evidenced by the restricted ADSs in an account or accounts that are segregated and separate from any other account or accounts in which other shares of our company may be held. At such time as the restricted ADSs shall no longer be so restricted and our shares represented thereby may be deposited under the deposit agreement, we will be required to ensure that the custodian receives a new share certificate or certificates representing the number of our shares previously represented by restricted ADSs and a certified share extract with respect thereto. The depositary is not responsible if and to the extent the custodian refuses such request and no such request need be made if it will involve additional cost or expense to the depositary. To the extent the fees charged by the custodian increase in any way as a result of the issuance of the restricted ADSs, the depositary may pass along the increased amount to the holders of restricted ADSs in any manner in which the depositary is permitted to charge fees or seek reimbursement of expenses under the deposit agreement.

Lack of Fungibility:  The restricted ADSs are not fungible with the fully transferable ADSs issued and outstanding under the deposit agreement. The restricted ADSs will not be fungible with the fully transferable ADSs outstanding under the deposit agreement as long as the restricted ADSs and the restricted shares represented thereby are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act or are otherwise subject to restrictions on transfer.

Debt Securities

We may issue series of debt securities, which may include debt securities convertible into ordinary shares represented by ADSs. When we offer to sell a particular series of debt securities, we will describe the specific terms of that series in a supplement to this prospectus. The following description of debt securities will apply to the debt securities offered by this prospectus unless we provide otherwise in the applicable prospectus supplement. The applicable prospectus supplement for a particular series of debt securities may specify different or additional terms.

The debt securities offered by this prospectus may be secured or unsecured, and may be either senior debt securities, senior subordinated debt securities or subordinated debt securities. The debt securities offered by this prospectus may be issued under an indenture between us and The Bank of New York Mellon, as trustee. The indenture may be qualified under, subject to, and governed by, the Trust Indenture Act of 1939, as amended. We have summarized selected portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference to Exhibit 4.5 to our registration statement on Form F-3 filed with the SEC (File No. 333-153585), and you should read the indenture for provisions that may be important to you.

The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and detailed or determined in the manner provided in a board of directors’ resolution, an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to the series, including any pricing supplement.

We may issue an unlimited amount of debt securities under the indenture, which may be in one or more series with the same or various maturities, at par, at a premium or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered the initial offering price, the aggregate principal amount and the terms of the debt securities, including the following:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest and the right, if any, to extend the maturity of the debt securities, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of, premium, and interest on the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase the debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on, the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on, the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in the indenture with respect to the debt securities and any change in the acceleration provisions described in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in the indenture with respect to the debt securities;

•	whether the debt securities will be senior or subordinated and any applicable subordination provisions;

•	a discussion of material income tax considerations applicable to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

We may issue debt securities that are exchangeable and/or convertible into our ordinary shares represented by ADSs. The terms, if any, on which the debt securities may be exchanged for and/or converted will be set forth in the applicable prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of ordinary shares represented by ADSs or the number of other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement. Neither the trustee nor the conversion agent will have any duty to verify calculations respecting conversions. All such calculations will be performed by us and our agents. Neither the trustee nor the conversion agent will have any liability for not verifying our calculations and they will be entitled to rely upon them.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the U.S. federal income tax considerations, and other special considerations applicable to any of these debt securities in the applicable prospectus supplement. If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

We may issue debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, unless we otherwise specify in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We or any selling security holder may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale Through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us or any selling security holder. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we or any selling security holder will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We or any selling security holder may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We or any selling security holder may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we or any selling security holder may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we or any selling security holder uses in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We, any selling security holder and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we or any selling security holder may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

TAXATION

Material income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement relating to the offering of those securities.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted limited liability company incorporated and existing under the laws of the Cayman Islands. We were incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange controls or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

We conduct substantially all of our current operations in China through our operating subsidiaries. All or most of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, our special legal counsel as to Cayman Islands law, and Grandall Legal Group, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China, respectively, would

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the Cayman Islands or China, respectively, against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that:

•	such courts had proper jurisdiction over the parties subject to such judgment;

•	such courts did not contravene the rules of natural justice of the Cayman Islands;

•	such judgment was not obtained by fraud;

•	the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands;

•	no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and

•	there is due compliance with the correct procedures under the laws of the Cayman Islands.

Grandall Legal Group has advised us that the PRC Civil Procedures Law contains provisions relating to recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between China and such other jurisdiction. There is, however, no such treaty between China and the United States or between China and the Cayman Islands.

LEGAL MATTERS

The validity of the ADSs, debt securities, guarantees of debt securities, warrants, options or other rights, stock purchase contracts or equity-linked securities offered by this prospectus, to the extent governed by the laws of the State of New York, will be passed upon for us by Sidley Austin LLP, our special United States counsel. The validity of the ordinary shares, including ordinary shares represented by ADSs, preferred shares, debt securities, guarantees of debt securities, warrants, options or other rights, stock purchase contracts or equity-linked securities offered hereby, to the extent governed by the laws of the Cayman Islands, will be passed upon for us by Conyers Dill & Pearman, our special legal counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group, our counsel as to PRC law.

EXPERTS

The consolidated financial statements of LDK Solar Co., Ltd. as of December 31, 2008 and 2009, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements refers to changes in the method of accounting for convertible senior notes and minority interests due to the adoption of new accounting standards in 2009. The offices of KPMG are located at the 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong.

The statements with respect to our corporate structure, risks relating to our company and our industry, risks relating to business operations in China, operating and financial review and prospects, business overview, including PRC government regulations incorporated in this prospectus and the registration statement, of which this prospectus forms a part, by reference to our annual report on Form 20-F for the year ended December 31, 2009 and the statements included in this prospectus under the caption “Enforceability of Civil Liabilities,” to the extent they constitute matters of PRC law, have been reviewed and confirmed by Grandall Legal Group, our PRC counsel, as experts in such matters, and are so incorporated by reference or included in this prospectus in reliance upon such review and confirmation. The offices of Grandall Legal Group are located at 45th Floor, Nan Zheng Building, 580 West Nanjing Road, Shanghai 200041, China.

The statements with respect to operating and financial review and prospects and notes to our audited consolidated financial statements incorporated in this prospectus and the registration statement, of which this prospectus forms a part, by reference to our annual report on Form 20-F for the year ended December 31, 2009, to the extent they relate to the determination of fair value of our warrants, ordinary shares, preferred shares and stock options as described therein, have been reviewed and confirmed by Sallmanns (Far East) Limited, now merged into and known as Jones Lang LaSalle Sallmanns Limited, independent valuation firm, as experts in such matters, and are so incorporated by reference in this prospectus in reliance upon such review and confirmation. The offices of Jones Lang LaSalle Sallmanns Limited in Hong Kong are located at 6th Floor, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file with or furnish to the SEC reports, including annual reports on Form 20-F, and other information. All information filed with or furnished to the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of our ADSs and, upon our request, will mail to all record holders of our ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In addition, for the benefit of the holders of our debt securities, we intend to provide the trustee with a copy of the reports we file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act unless we file these reports with the SEC through its EDGAR database within the time periods for such filing under the Exchange Act. We also intend to furnish to the trustee copies of our annual report to shareholders and any other financial reports which we furnish to our shareholders and the SEC.